File Nos.   333-06709
                                                                811-05618
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION  STATEMENT UNDER THE SECURITIES ACT OF 1933                   ( )
            Pre-Effective  Amendment No.     1                             (X)
            Post-Effective  Amendment No.                                  ( )

REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940           ( )
            Amendment  No. 28                                              (X)

                      (Check appropriate box or boxes.)

     ALLIANZ  LIFE  VARIABLE  ACCOUNT  B
     -------------------------------
        (Exact  Name  of  Registrant)

     ALLIANZ  LIFE  INSURANCE  COMPANY  OF  NORTH  AMERICA
     -----------------------------------------------
        (Name  of  Depositor)


     1750  Hennepin  Avenue,  Minneapolis,  MN                           55403
     -------------------------------------------                         -----
     (Address  of  Depositor's  Principal  Executive  Offices)      (Zip Code)

Depositor's  Telephone  Number,  including  Area  Code    (612)  347-6596

     Name  and  Address  of  Agent  for  Service
     -------------------------------------
          Michael  T.  Westermeyer
          Allianz  Life  Insurance  Company  of  North  America
          1750  Hennepin  Avenue
          Minneapolis,  MN    55403

     Copies  to:
          Judith  A.  Hasenauer
          Blazzard,  Grodd  &  Hasenauer,  P.C.
          P.O.  Box  5108
          Westport,  CT  06881
          (203)  226-7866

Approximate  Date  of  Proposed  Public  Offering:
     As  soon  as  practicable  after  the  effective  date  of  this  Filing.

Calculation of Registration Fee under the Securities Act of 1933: $500 - Registrant is registering an indefinite number of securities under the
Securities  Act  of  1933  pursuant  to  Investment  Company  Act  Rule 24f-2.
=============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall  file  a  further  amendment  which  specifically  states  that  this
Registration  Statement  shall thereafter  become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                            CROSS REFERENCE SHEET
                            (Required by Rule 495)

Item No.                                                 Location
--------                                                 -----------------------

          PART A

Item 1.   Cover Page . . . . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions .  . . . . . . . . . . . . . . .       Index of Terms

Item 3.   Synopsis or Highlights.  . . . . . . . . . .       Profile

Item 4.   Condensed Financial Information. . . . . . .   Not Applicable

Item 5.   General Description of Registrant, Depositor,
          and Portfolio Companies. . . . . . . . . . .   The Separate Account,
                                                         Allianz Life,
                                                         Investment Options

Item 6.   Deductions. . . . . . . . .. . . . . . . . .   Expenses

Item 7.   General Description of Variable
          Annuity Contracts . . . . . . . . . . . . . .   The Valuemark IV
                                                         Variable Annuity
                                                         Contract

Item 8.   Annuity Period. . .. . . . . . . . . . . . .   Annuity Payments
                                                          (The Income Phase)

Item 9.   Death Benefit. . . . . . . . . . . . . . . .    Death Benefit

Item 10.  Purchases and Contract Value. . . . . . . .     Purchase

Item 11.  Redemptions. . . . . . . . . . . . . . . . .   Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . . . . .     Taxes

Item 13.  Legal Proceedings. . . . . . . . . . . . . .     None

Item 14.  Table of Contents of the Statement of
          Additional Information. . . . . . . . . . .    Table of Contents
                                                         of the Statement of
                                                         Additional Information




                        CROSS REFERENCE SHEET (cont'd)
                            (Required by Rule 495)

Item No.                                               Location
--------                                               --------------------

          PART B

Item 15.  Cover Page. . . . . . . . .. . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . . . .   Insurance Company

Item 18.  Services. . . . . . . . . . . . .. . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered. . . .  Not Applicable

Item 20.  Underwriters. . . . . . . . . . . . . . . .  Distributor

Item 21.  Calculation of Performance Data. . . . . .   Calculation of
                                                       Performance Data

Item 22.  Annuity Payments. . . . . . . . . . . . . .  Annuity Provisions

Item 23.  Financial Statements. . . . .  . . . . . .   Financial Statements




                                    PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.



                                    PART A

               PROFILE OF THE VALUEMARK IV VARIABLE ANNUITY CONTRACT

                             _____________ , 1996

This Profile is a summary of some of the more important points that you should consider and know before purchasing the Valuemark IV Variable Annuity Contract with a fixed account option. The Contract is more fully described in the prospectus which accompanies this Profile. Please read the prospectus carefully.

1. THE VALUEMARK IV VARIABLE ANNUITY CONTRACT. The variable annuity contract with a fixed account option offered by Allianz Life is a contract between you, the owner, and Allianz Life Insurance Company of North America, an insurance company. The Contract provides a means for investing on a tax-deferred basis in 23 funds of Franklin Valuemark Funds, a series fund, and a fixed account of Allianz Life. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed annuity income options.

The Contract has 24 investment options. There are 23 funds which are managed by professional money managers. A list of the available funds is contained in
Section 4. Depending upon market conditions, you can make or lose money in the funds.

The fixed account offers an interest rate that is guaranteed by Allianz Life. The interest rate is set monthly and is guaranteed for 12 months. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by Allianz Life.

Allianz Life reserves the right to limit the number of funds which you may invest in at any one time (now or in the future). Currently, you can put your money in 10 investment options (which includes any of the 23 funds listed in Section 4 and the Allianz Life fixed account).

Like all deferred annuity contracts, your Contract has two phases: the accumulation phase and the income phase. During the accumulation phase, your earnings accumulate on a tax-deferred basis and are based on the investment performance of the fund(s) you selected and/or the interest rate earned on the money you have in the fixed account. During the accumulation phase, the earnings are taxed as income only when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your Contract. The amount of the payments you may receive during the income phase depends in part upon the amount of money you are able to accumulate in your Contract during the accumulation phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE). You can receive monthly annuity payments from your Contract by selecting one of the following annuity options (all of these options assume you are the owner and the annuitant): (1) payments for your life; (2) payments for your life, but if you die before payments have been made for the guaranteed period you selected, payments will continue for the remainder of the guaranteed period (5,10, 15 or 20 years);
(3) payments during the joint lifetime of you and the joint annuitant - when either of you die, payments will continue as long as the survivor lives; (4) payments during the joint lifetime of you and the joint annuitant, but if you or the joint annuitant die before payments have been made for the guaranteed period you selected, payments will continue for the remainder of the guaranteed period (5, 10, 15 or 20 years); and (5) payments during your life ending with the last payment due prior to your death with a guarantee that at your death Allianz Life will make a refund to your beneficiary. Once you begin receiving regular payments, you cannot change your annuity option or surrender your contract.
During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the fixed account, the funds or both. If you choose to have any part of your payments come from the funds, the dollar amount of your annuity payments may go up or down, depending on the investment performance.

3.  PURCHASE.    You  can  buy  the  Contract  with  $5,000 or more under most circumstances. You can add $250 or more any time you like during the accumulation phase. You and the annuitant cannot be older than 85 years old at the time you buy the Contract.

4.INVESTMENT OPTIONS. You may invest in the Allianz Life fixed account or the following funds of Franklin Valuemark Funds:

FUND  SEEKING  STABILITY  OF  PRINCIPAL  AND  INCOME:
Money  Market

FUNDS  SEEKING  CURRENT  INCOME:
High  Income
Templeton  Global  Income  Securities
The  U.S.  Government  Securities
Zero  Coupon  -  2000,  2005  and  2010

FUNDS  SEEKING  GROWTH  AND  INCOME:
Growth  and  Income
Income  Securities
Mutual  Shares  Securities
Real  Estate  Securities
Rising  Dividends
Templeton  Global  Asset  Allocation
Utility  Equity

FUNDS  SEEKING  CAPITAL  GROWTH:
Capital  Growth
Mutual  Discovery  Securities
Precious  Metals
Small  Cap
Templeton  Developing  Markets  Equity
Templeton  Global  Growth
Templeton  International  Equity
Templeton  International  Smaller  Companies
Templeton  Pacific  Growth

The  funds  are  fully  described  in  the  attached  prospectus  for Franklin
Valuemark Funds. You can make or lose money in the funds, depending upon market conditions.

5.    EXPENSES.   The Contract has insurance features and investment features, and  there  are  costs  related  to  each.

The annual insurance charges total 1.49% of the average daily value of your Contract allocated to the funds during the accumulation period (1.40% during the income period). Each year Allianz Life deducts a $30 contract maintenance charge from your Contract. Allianz Life currently waives this charge if the
cumulative value of all your Valuemark IV Contracts    (registered with the
same social security number)     are at least $50,000. There are also annual
fund charges which range from .40% to 1.41% of the average daily value of the funds depending upon the fund(s) you invest in.

You can transfer between accounts up to 12 times a year without charge. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less.

If you make a withdrawal from the Contract, Allianz Life may assess a contingent deferred sales charge (withdrawal charge). The amount of the charge depends upon how long Allianz Life has had your payment. The charge is:

Number of     complete     years from receipt   0   1   2   3   4   5   6   7 or more

Contingent Deferred Sales Charge
   (as a percentage of purchase payments)       6%  6%  6%  5%  4%  3%  2%          0%



Under certain circumstances, after the first year, Allianz Life will permit you to access your money in the Contract without deducting a contingent deferred sales charge: 1) if you become confined to a nursing home; 2) if you become terminally ill; or 3) if you become disabled. Also, if you are unemployed for at least 90 days, you can take up to 50% of your money out without incurring a contingent deferred sales charge. These options may not be available in all states.

Allianz Life will assess a state premium tax charge which ranges from 0-3.5% (depending upon the state) when you die, start receiving annuity payments or make a complete withdrawal.

We have provided the following chart to help you understand the charges in your Contract. The column "Total Annual Charges" shows the total of the $30 contract maintenance charge (which is represented as .10% below), the 1.49% insurance charges and the total annual fund charges for each fund. The next two columns show you two examples of the charges, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Charges are assessed as well as the contingent deferred sales charge. For year 10, the Total Annual Charges are assessed but no contingent deferred sales charge is deducted. The premium tax is assumed to be 0% in both examples. These are just examples. Future expenses may be higher or lower than those shown.

EXAMPLES:
                                     Total       Total         Total     Expenses    Expenses
                                     Insurance   Annual Fund   Annual    at end of   at end of
Fund                                 Charges     Charges       Charges       1 Year    10 Years
-----------------------------------  ----------  ------------  --------  ----------  ----------

Money Market                              1.59%          .53%     2.12%  $       82  $      245

High Income                               1.59%          .56%     2.15%  $       82  $      248

Templeton Global Income Securities        1.59%          .64%     2.23%  $       83  $      256

The U.S. Government Securities            1.59%          .52%     2.11%  $       81  $      244

Zero Coupon 2000                          1.59%          .40%     1.99%  $       80  $      231

Zero Coupon 2005                          1.59%          .40%     1.99%  $       80  $      231

Zero Coupon 2010                          1.59%          .40%     1.99%  $       80  $      231

Growth and Income                         1.59%          .52%     2.11%  $       81  $      244

Income Securities                         1.59%          .51%     2.10%  $       81  $      243

Mutual Shares Securities                  1.59%          .85%     2.44%  $       85  $      278

Real Estate Securities                    1.59%          .59%     2.18%  $       82  $      251

Rising Dividends                          1.59%          .78%     2.37   $       84  $      271

Templeton Global Asset Allocation         1.59%          .90%     2.49%  $       85  $      283

Utility Equity                            1.59%          .50%     2.09%  $       81  $      242

Capital Growth                            1.59%          .79%     2.38%  $       84  $      272

Mutual Discovery Securities               1.59%         1.05%     2.64%  $       87  $      298

Precious Metals                           1.59%          .66%     2.25%  $       83  $      258

Small Cap                                 1.59%          .90%     2.49%  $       85  $      283

Templeton Developing Markets Equity       1.59%         1.41%     3.00%  $       90  $      332

Templeton Global Growth                   1.59%          .97%     2.56%  $       86  $      290

Templeton International Equity            1.59%          .92%     2.51%  $       85  $      285

Templeton International Smaller
   Companies                              1.59%         1.10%     2.69%  $       87  $      302

Templeton Pacific Growth                  1.59%         1.01%     2.60%  $       86  $      294



The charges for the newly formed funds have been estimated. The charges for some of the funds reflect expense reimbursement and/or fee waiver arrangements. For more detailed information, see the Fee Table in the prospectus for the Contract.

6. TAXES. Your earnings are not taxed until you take them out. In most cases, if you take money out, earnings come out first and are taxed as income. If you are younger than 59 when you take money out, you may be charged a 10% federal tax penalty on the taxable amounts withdrawn. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income. If the Contract is tax-qualified, the entire payment may be taxable.

7. ACCESS TO YOUR MONEY. You may make a withdrawal at any time during the accumulation phase. Any partial withdrawal must be for at least $500. You may request a withdrawal or elect the Systematic Withdrawal Program or Minimum Distribution Program which are briefly described in Section 10 of this Profile. After the first year, you can make multiple withdrawals up to a total of 15% of the value of your Contract each year without charge from Allianz Life. Withdrawals in excess of that amount will be subject to a contingent deferred sales charge. After Allianz Life has had a payment for 7 years, there is no charge for withdrawals. Each purchase payment you add to your Contract has its own 7 year charge period. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE OF THE FUNDS. The value of the Contract will vary up or down depending upon the performance of the fund(s) you choose. From time to time, Allianz Life may advertise total return figures for each fund. As of the date of this prospectus, the sale of the Contracts has not begun. Therefore, no performance is presented here.

9. DEATH BENEFIT. If you die during the accumulation phase, the person you have selected as your beneficiary will receive a death benefit. This death benefit will be the greater of: 1) the current value of your Contract, less any taxes, on the day all claims proofs and payment election forms are received by Allianz Life at the Valuemark Service Center; or 2) (if applicable) the guaranteed minimum death benefit, less any taxes, as of the day you die. During the first year, the guaranteed minimum death benefit is equal to the payments you have made, less any money you have taken out and any charges paid on the money you have taken out. After the first year and before your 76th birthday, the guaranteed minimum death benefit as of the date of death is the greater of: A) payments you have made, less any money you have taken out and charges paid on the money you have taken out, increased by 5% per year on each Contract anniversary; or B) the highest of the Contract values for each six year Contract anniversary determined by the Contract value on such six year anniversary plus any payments made, less any money taken out since that Contract anniversary, and charges paid on the money you have taken out. Different rules will apply after your 76th birthday.

10.    OTHER  INFORMATION.

     Free Look. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), we will send your money back without assessing a contingent deferred sales charge. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your original payment. (Some states require that we return your payment.)

     No  Probate.   In most cases, when you die, your beneficiary will receive the  death  benefit  without  going  through  probate.

     Who should purchase the Contract? The Valuemark IV Variable Annuity Contract is designed for people seeking long-term tax-deferred accumulation of
assets,  generally  for  retirement  or  other  long-term  purposes.    The
tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

     Additional  Features.   The Contract offers additional features which you
might  be  interested  in.  These  include:

     Automatic Investment Plan - You can automatically add to your Contract on a monthly or quarterly basis for as little as $100 by electronic transfer of funds from your savings or checking account.

      Dollar Cost Averaging Program - You can arrange to have a regular amount of money automatically transferred to selected funds each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. However, there are no guarantees that this will take place.

      Flexible Rebalancing - Allianz Life will automatically readjust your money among the funds to maintain your specified allocation mix. This can be done quarterly, semi-annually or annually.

      Systematic Withdrawal Program - You can elect to receive monthly or quarterly payments from Allianz Life while your Contract is in the accumulation phase. Of course, you may have to pay taxes on the money you receive.

     Minimum Distribution Program - You can arrange to have money sent to you each month or quarter to meet certain required distribution requirements imposed by the Internal Revenue Code.

These features are not available in all states and may not be suitable for your particular situation.

11.    INQUIRIES.   If you have any questions about your Contract or need more information,  please  contact  us  at:

                    Valuemark  Service  Center
                    300  Berwyn  Park
                    P.O.  Box  3031
                    Berwyn,  PA  19312-0031
                    (800)  624-0197


                     THE VALUEMARK IV VARIABLE ANNUITY CONTRACT

                                  ISSUED BY

                       ALLIANZ LIFE VARIABLE ACCOUNT B
                                     AND
               ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA



This prospectus describes the Valuemark IV Variable Annuity Contract with a fixed account option offered by Allianz Life Insurance Company of North America (Allianz Life).

The annuity has 24 investment options - the 23 funds of Franklin Valuemark Funds which are listed below and a fixed account option of Allianz Life. You can put your money in 10 investment options (which includes any of the funds listed below and the fixed account). The fixed account may not be available in your state.

FUND  SEEKING  STABILITY  OF  PRINCIPAL  AND  INCOME
Money  Market

FUNDS  SEEKING  CURRENT  INCOME
High  Income
Templeton  Global  Income  Securities
The  U.S.  Government  Securities
Zero  Coupon  -  2000,  2005  and  2010

FUNDS  SEEKING  GROWTH  AND  INCOME
Growth  and  Income
Income  Securities
Mutual  Shares  Securities
Real  Estate  Securities
Rising  Dividends
Templeton  Global  Asset  Allocation
Utility  Equity

FUNDS  SEEKING  CAPITAL  GROWTH
Capital  Growth
Mutual  Discovery  Securities
Precious  Metals
Small  Cap
Templeton  Developing  Markets  Equity
Templeton  Global  Growth
Templeton  International  Equity
Templeton  International  Smaller  Companies
Templeton  Pacific  Growth

Please read this prospectus before investing and keep it for future reference. It contains important information about the Valuemark IV Variable Annuity Contract with a fixed account option.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (SAI) dated _______, 1996. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated by reference into this prospectus. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 342-3863 or write us at: 1750 Hennepin Avenue, Minneapolis, Minnesota 55403-2195.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

________________,  1996


                              TABLE OF CONTENTS

                                                                          PAGE

INDEX  OF  TERMS

FEE  TABLE

1.    THE  VALUEMARK  IV  VARIABLE  ANNUITY  CONTRACT
Contract  Owner
Joint  Owner
Annuitant
Assignment

2.    ANNUITY  PAYMENTS  (THE  INCOME  PHASE)
ANNUITY  OPTIONS

3.  PURCHASE
Purchase  Payments
Automatic  Investment  Plan
Allocation  of  Purchase  Payments
Free  Look
Accumulation  Units

4.  INVESTMENT  OPTIONS
Transfers
Dollar  Cost  Averaging  Program
Flexible  Rebalancing
Voting  Rights
Substitution

5.  EXPENSES
Insurance  Charges
Mortality  and  Expense  Risk  Charge
Administrative  Charge
Contract  Maintenance  Charge
Contingent  Deferred  Sales  Charge
Waiver  of  Contingent  Deferred  Sales  Charge  Benefits
Reduction  or  Elimination  of  the  Contingent  Deferred  Sales  Charge
Transfer  Fee
Premium  Taxes
Income  Taxes
Fund  Expenses

6.  TAXES
Annuity  Contracts  in  General
Qualified  and  Non-Qualified  Contracts
Withdrawals  -  Non-Qualified  Contracts
Withdrawals  -  Qualified  Contracts
Withdrawals  -  Tax-Sheltered  Annuities
Diversification

7.  ACCESS  TO  YOUR  MONEY
Systematic  Withdrawal  Program
Minimum  Distribution  Program
Suspension  of  Payments  or  Transfers

8.  PERFORMANCE

9.  DEATH  BENEFIT
Upon  Your  Death
Death  of  Annuitant

10.  OTHER  INFORMATION
Allianz  Life
The  Separate  Account
Distribution
Administration
Financial  Statements

APPENDIX

TABLE  OF  CONTENTS  OF  THE  STATEMENT  OF  ADDITIONAL  INFORMATION



                                INDEX OF TERMS


We have tried to make this prospectus as understandable for you as possible. Below is a list of some of the technical terms used in this prospectus. They are identified in the prospectus in italics. The page that is indicated below is where you will find the definition for the word or term.
                                                                          Page
Accumulation  Phase.......................................................
Accumulation  Unit........................................................
Annuitant................................................................
Annuity  Options..........................................................
Annuity  Payments.........................................................
Annuity  Unit.............................................................
Beneficiary..............................................................
Contract  Owner...........................................................
Fixed  Account............................................................
Funds....................................................................
Income  Date..............................................................
Income  Phase.............................................................
Joint  Owner..............................................................
Non-Qualified............................................................
Purchase  Payment.........................................................
Qualified................................................................
Tax  Deferral.............................................................


                                  FEE TABLE

Contract  Owner  Transaction  Fees

Contingent  Deferred  Sales  Charge*
(as  a  percentage  of  purchase  payments)

                                         Number of Complete Years From Receipt     Charge
                                         ----------------------------------------  -------

                                                                               0        6%
                                                                               1        6%
                                                                               2        6%
                                                                               3        5%
                                                                               4        4%
                                                                               5        3%
                                                                               6        2%
                                                                 7 years or more        0%

Transfer Fee                             First 12 transfers in a Contract year
                                         are free. Thereafter, the fee is $25
                                         (or 2% of the amount transferred, if
                                         less). Dollar Cost Averaging transfers
                                         and Flexible Rebalancing transfers are
                                         not counted.

   Contract Maintenance Charge **          30 per Contract per year

Separate Account Annual Expenses
(as a percentage of average
account value)

    Mortality and Expense Risk Charge***                                    1.34%

Administrative Charge                                                        .15%
                                         ----------------------------------------

Total Separate Account Annual Expenses                                      1.49%


*    Each year after the first contract year, you may make multiple partial withdrawals of up to a total of 15% of the value of your contract and no contingent deferred sales charge
will  be  assessed.    See  Section  7  -  Access  to  Your  Money for additional options.

** During the accumulation phase, the charge is waived if the value of your contract is at least  $50,000.  If  you own more than one Valuemark IV Contract (registered with the same social  security  number), we will determine the total value of all your Contracts. If the total  value  of  all  your  contracts  is  at  least  $50,000,  the  charge  is  waived.

***  The  Mortality  and  Expense  Risk  Charge  is  1.25%  during  the income phase.





FRANKLIN  VALUEMARK  FUNDS'  ANNUAL  EXPENSES
(as  a  percentage  of  Franklin  Valuemark  Funds'  average  net  assets)

The Management Fees for each fund are based on a percentage of that fund's assets under management. See the prospectus for Franklin Valuemark Funds for more information.

The "Management and Fund Administration Fees" below are the amounts that were paid to the Managers and Fund Administrators for the 1995 calendar year except for funds with fee waivers/expense reductions or newer funds without a full year of operations as of December 31, 1995.

                                                Management       Other
                                             and Fund         Expenses (after   Total
                                             Administration   expense           Annual
                                             Fees(1/)         reductions)       Expenses

Money Market Fund (2/)                                  .51%              .02%       .53%

High Income Fund                                        .53%              .03%       .56%

Templeton Global Income
 Securities Fund (3/)                                   .55%              .09%       .64%

The U.S. Government Securities Fund                     .49%              .03%       .52%

Zero Coupon Fund-2000 (4/)                              .37%              .03%       .40%

Zero Coupon Fund-2005 (4/)                              .37%              .03%       .40%

Zero Coupon Fund-2010 (4/)                              .37%              .03%       .40%

Growth and Income Fund                                  .49%              .03%       .52%

Income Securities Fund                                  .47%              .04%       .51%

Mutual Shares Securities Fund (5/)                      .75%              .10%       .85%

Real Estate Securities Fund                             .56%              .03%       .59%

Rising Dividends Fund                                   .75%              .03%       .78%

Templeton Global Asset Allocation Fund (5/)             .80%              .10%       .90%

Utility Equity Fund                                     .47%              .03%       .50%

Capital Growth Fund (5/)                                .75%              .04%       .79%

Mutual Discovery Securities Fund (5/)                   .95%              .10%      1.05%

Precious Metals Fund                                    .61%              .05%       .66%

Small Cap Fund (5/)                                     .75%              .15%       .90%

Templeton Developing Markets Equity Fund               1.25%              .16%      1.41%

Templeton Global Growth Fund                            .93%              .04%       .97%

Templeton International Equity Fund                     .83%              .09%       .92%

Templeton International Smaller Companies
 Fund (5/)                                             1.00%              .10%      1.10%

Templeton Pacific Growth Fund                           .90%              .11%      1.01%


   1/  The  Fund  Administration  Fee  is a direct expense for the Templeton Global Asset
Allocation  Fund,  the  Templeton International Smaller Companies Fund, the Mutual Shares
Securities  Fund  and  the  Mutual Discovery Securities Fund; other funds pay for similar services  indirectly  through  the  Management  Fee.  See  the  Franklin  Valuemark Funds
prospectus  for  further  information  regarding  these  fees.

     2/    Franklin Advisers, Inc. agreed to waive a portion of its Management Fee and to pay  certain  expenses  of  the Money Market Fund during 1995. It is currently continuing this  arrangement  in  1996.  This  arrangement  may be terminated at any time. With this reduction,  the fund's total annual expenses for 1995 were 0.40% of the average daily net assets  of  the  fund.

     3/  Prior  to  May 1, 1996, the Templeton Global Income Securities Fund was known as the  Global  Income  Fund.

     4/  Although not obligated to, Franklin Advisers, Inc. has agreed to waive a portion of its Management Fees and to pay certain expenses of the three Zero Coupon Funds through at  least  December 31, 1996 so that the total expenses of the Zero Coupon Funds will not exceed  0.40%  of  each  fund's net assets. Absent the management fee waivers and expense payments,  for the year ended December 31, 1995, the Total Annual Expenses and Management
and  Fund Administration Fees would have been as follows: Zero Coupon Fund-2000, .63% and
 .60%;  Zero  Coupon  Fund-2005, .66% and .63%; and Zero Coupon Fund- 2010, .66% and .63%.

     5/  The  Templeton Global Asset Allocation Fund began operations on May 1, 1995; the
Small  Cap  Fund  began  operations on November 1, 1995; the Capital Growth and Templeton
International  Smaller  Companies  Funds  began operations on May 1, 1996; and the Mutual
Shares  Securities  and Mutual Discovery Securities Funds began operations on November 8,
1996.  The  expenses  shown  above  for  these  funds  are  therefore estimated for 1996.



The purpose of this Fee Table is to show you the expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as the funds. The examples below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The $30 contract maintenance charge is included in the Examples as a prorated charge of $1. Since the average contract account size is greater than $1,000, the contract maintenance charge is reduced accordingly. Premium taxes are not reflected in the tables. Premium taxes may apply. For additional information, see Section 5 - Expenses and the Franklin Valuemark Funds prospectus.


EXAMPLES

You will pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you surrender your Contract at the end of each time period:

                                               1       3       5      10
                                           Year   Years   Years   Years

Money Market Fund                          $  82  $  117  $  148  $  245

High Income Fund                           $  82  $  118  $  149  $  248

Templeton Global Income Securities Fund    $  83  $  121  $  153  $  256

The U.S. Government Securities Fund        $  81  $  117  $  147  $  244

Zero Coupon Fund-2000#                     $  80  $  113  $  141  $  231

Zero Coupon Fund-2005#                     $  80  $  113  $  141  $  231

Zero Coupon Fund-2010#                     $  80  $  113  $  141  $  231

Growth and Income Fund                     $  81  $  117  $  147  $  244

Income Securities Fund                     $  81  $  117  $  147  $  243

Mutual Shares Securities Fund **           $  85  $  127

Real Estate Securities Fund                $  82  $  119  $  151  $  251

Rising Dividends Fund                      $  84  $  125  $  161  $  271

Templeton Global Asset Allocation Fund**   $  85  $  129  $  167  $  283

Utility Equity Fund                        $  81  $  116  $  146  $  242

Capital Growth Fund**                      $  84  $  125  $  161  $  272

Mutual Discovery Securities **             $  87  $  133

Precious Metals Fund                       $  83  $  121  $  154  $  258

Small Cap Fund**                           $  85  $  129  $  167  $  283

Templeton Developing Markets Equity Fund   $  90  $  144  $  192  $  332

Templeton Global Growth Fund               $  86  $  131  $  170  $  290

Templeton International Equity Fund        $  85  $  129  $  168  $  285

Templeton International Smaller Companies
   Fund**                                  $  87  $  135  $  177  $  302

Templeton Pacific Growth Fund              $  86  $  132  $  172  $  294



 **      Estimated
  #      Calculated  with  waiver  of  fees  and  reimbursement  of  expenses



You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if your contract is not surrendered or is annuitized:

                                               1       3       5      10
                                           Year   Years   Years   Years

Money Market Fund                          $  22  $   66  $  114  $  245

High Income Fund                           $  22  $   67  $  115  $  248

Templeton Global Income Securities Fund    $  23  $   70  $  119  $  256

The U.S. Government Securities Fund        $  22  $   66  $  113  $  244

Zero Coupon Fund-2000#                     $  20  $   62  $  107  $  231

Zero Coupon Fund-2005#                     $  20  $   62  $  107  $  231

Zero Coupon Fund-2010#                     $  20  $   62  $  107  $  231

Growth and Income Fund                     $  21  $   66  $  113  $  244

Income Securities Fund                     $  21  $   66  $  113  $  243

Mutual Shares Securities Fund**            $  25  $   76

Real Estate Securities Fund                $  22  $   68  $  117  $  251

Rising Dividends Fund                      $  24  $   74  $  127  $  271

Templeton Global Asset Allocation Fund**   $  25  $   78  $  133  $  283

Utility Equity Fund                        $  21  $   65  $  112  $  242

Capital Growth Fund**                      $  24  $   74  $  127  $  272

Mutual Discovery Securities Fund**         $  27  $   82

Precious Metals Fund                       $  23  $   70  $  120  $  258

Small Cap Fund**                           $  25  $   78  $  133  $  283

Templeton Developing Markets Equity Fund   $  30  $   93  $  158  $  332

Templeton Global Growth Fund               $  26  $   80  $  136  $  290

Templeton International Equity Fund        $  25  $   78  $  134  $  285

Templeton International Smaller Companies
   Fund**                                  $  27  $   84  $  143  $  302

Templeton Pacific Growth Fund              $  26  $   81  $  138  $  294



**    Estimated
#      Calculated  with  waiver  of  fees  and reimbursement of other expenses


As of the date of this prospectus, no contracts have been sold. Therefore, Allianz Life has not provided Condensed Financial Information.


1.     THE  VALUEMARK  IV  VARIABLE  ANNUITY  CONTRACT

This prospectus describes a variable annuity contract with a fixed account option offered by Allianz Life.

An annuity is a contract between you, the owner, and an insurance company (in this case Allianz Life), where the insurance company promises to pay you (or someone else you choose) an income, in the form of annuity payments, beginning on a designated date that is at least two years in the future. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase. The contract benefits from tax deferral.

Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among 23 funds. Depending upon market conditions, you can make or lose money in any of these funds. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends in part upon the investment performance of the fund(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the funds you select for the income phase.

     The contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed for all deposits made within the twelve month period by Allianz Life. This interest rate is set monthly and is guaranteed for 12 months. Allianz Life guarantees that the interest credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with the other general assets of Allianz Life. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract.

We will not make any changes to your contract without your permission except as may be required by law.

CONTRACT OWNER . You, as the contract owner, have all the rights under the contract. The contract owner is as designated at the time the contract is issued, unless changed. You may change contract owners at any time. This may be a taxable event. You should consult with your tax adviser before doing this.

JOINT OWNER . The contract can be owned by joint owners. Any joint owner must be the spouse of the other contract owner (except in Pennsylvania and Oregon). Upon the death of either joint owner, the surviving spouse will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

ANNUITANT . You name an annuitant. You may change the annuitant at any time before the income date unless the contract is owned by a non-individual (for example, a corporation).

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary or contingent beneficiary.

ASSIGNMENT

You can assign the contract at any time during your lifetime. Allianz Life will not be bound by the assignment until it receives the written notice of the assignment. Allianz Life will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. Any assignment made after the death benefit has become payable can only be done with our consent. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

2.    ANNUITY  PAYMENTS  (THE  INCOME  PHASE)

You can receive regular monthly income payments under your contract. You can choose the month and year in which those payments begin. We call that date the income date. Your income date must be the first day of a calendar month and must be at least 2 years after you buy the contract. You can also choose among income plans. We call those annuity options.

We ask you to choose your income date when you purchase the contract. You can change it at any time before the income date with 30 days notice to us. Annuity payments must begin by the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later. The annuitant is the person whose life we look to when we make annuity payments. You (or someone you designate) will receive the annuity payments. You will receive tax reporting on those payments.

If you do not choose an annuity option prior to the income date, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

You may elect to receive your annuity payments as a variable payout, a fixed payout, or a combination of both. Under a fixed payout, all of the annuity payments will be the same dollar amount (equal installments). Under a variable payout, you have the same investment choices from the funds that were available during the accumulation phase. If you do not tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the income date.

If you choose to have any portion of your annuity payments come from the fund(s), the dollar amount of your payment will depend upon three things: 1) the value of your contract in the fund(s) on the income date, 2) the 5% assumed investment rate used in the annuity table for the contract, and 3) the performance of the fund(s) you selected. If the actual performance exceeds the 5% assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 5%, your annuity payments will decrease.

ANNUITY  OPTIONS

You can choose one of the following annuity options or any other annuity option you want and that Allianz Life agrees to provide. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make monthly annuity payments so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

OPTION 2. LIFE ANNUITY WITH 5, 10, 15 or 20 YEAR PAYMENTS GUARANTEED. Under this option, we will make monthly annuity payments so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will continue to make annuity payments to you for the rest of the guaranteed period. If you do not want to receive annuity payments, you can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make monthly annuity payments during the joint lifetime of the annuitant and the joint annuitant. When the annuitant dies, if the joint annuitant is still alive, we will continue to make annuity payments, so long as the joint annuitant continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 75% or 50% of the amount that we would have paid if they both were alive. The monthly annuity payments will end when
the  last    surviving  annuitant  dies.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 5, 10, 15 or 20 YEAR PAYMENTS GUARANTEED. Under this option, we will make monthly annuity payments during the joint lifetime of the annuitant and the joint annuitant. When the annuitant dies, if the joint annuitant is still alive, we will continue to make annuity payments, so long as the surviving annuitant continues to live, at 100% of the amount that would have been paid if they were both alive. If, when the last death occurs, we have made annuity payments for less than the selected guaranteed period, we will continue to make annuity payments to you or any person you designate for rest of the guaranteed period. If you do not want to receive annuity payments, you can ask us for a single lump sum.

OPTION 5. REFUND LIFE ANNUITY. Under this option, we will make monthly annuity payments during the annuitant's lifetime. The last annuity payment will be made before the annuitant dies with a guarantee that Allianz Life will pay you a refund.

3.  PURCHASE

PURCHASE  PAYMENTS

A purchase payment is the money you invest in the contract. The minimum payment Allianz Life will accept is $5,000 when the contract is bought as a non-qualified contract. If you enroll in the Automatic Investment Plan (which is described below), your purchase payment can be $2,000. If you are buying the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum amount we will accept is $2,000. The maximum we will accept without our prior approval is $1 million. You can make additional purchase payments of $250 (or as low as $100 if you have selected the Automatic Investment Plan) or more to either type of contract. At the time you buy the contract, you and the annuitant cannot be older than 85 years old.

AUTOMATIC  INVESTMENT  PLAN

The Automatic Investment Plan (AIP) is a program which allows you to make additional purchase payments to your contract on a monthly or quarterly basis by electronic transfer of funds from your savings or checking account. You may participate in this program by completing the appropriate form. We must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next business day. The minimum investment that can be made by AIP is $100. You may stop AIP at any time you want. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a qualified contract, you should consult your tax adviser for advice regarding maximum contributions.

ALLOCATION  OF  PURCHASE  PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or one or more of the funds you have selected. We ask that you allocate your money in either whole percentages or round dollars. The fixed account may not be available in your state (check with your registered representative). You can instruct us how to allocate additional purchase payments you make. If you do not instruct us, we will allocate them in the same way as your previous instructions to us. Allianz Life reserves the right to limit the number of funds that you may invest in at one time. Currently, you may invest in 10 investment options at one time (which includes any of the 23 funds of Franklin Valuemark Funds listed in Section 4 and the Allianz Life fixed account). We may change this in the future. However, we will always allow you to invest in at least five funds.

Once we receive your purchase payment, the necessary information and federal funds (federal funds means monies credited to a bank's account with its regional federal reserve bank), we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

FREE  LOOK

If you change your mind about owning the contract, you can cancel it within 10 days after receiving it (or the period required in your state). When you cancel the contract within this time period, Allianz Life will not assess a contingent deferred sales charge. You will receive back whatever your contract is worth on the day we receive your request. In certain states or if you have purchased the contract as an IRA, we may be required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we reserve the right to put your purchase payment in the Money Market Fund for 15 days after we issue your contract. (In some states, the period may be longer.) At the end of that period, we will re-allocate those funds as you selected. Currently, however, we will directly allocate your money to the funds and/or the fixed account as you have selected.

ACCUMULATION  UNITS

The value of the portion of your contract allocated to the funds will go up or down depending upon the investment performance of the fund(s) you choose. The value of your contract will also depend on the expenses of the contract. In order to keep track of the value of your contract, we use a measurement called an accumulation unit (which is like a share of a mutual fund). During the income phase of the contract we call it an annuity unit.

Every business day we determine the value of an accumulation unit for a fund by multiplying the accumulation unit value for the previous period by a factor for each fund for the current period. The factor for each fund is determined by:

     1. dividing the value of a fund share at the end of the current period by the value of a fund share for the previous period; and

     2. multiplying it by one minus the daily amount of the insurance charges and any charges for taxes.

The  value  of  an  accumulation  unit  may  go  up  or  down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to a fund by the value of the accumulation unit for that fund.

We calculate the value of an accumulation unit for each fund after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Wednesday we receive an additional purchase payment of $3,000 from you. You have told us you want this to go to the Growth and Income Fund. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an accumulation unit for the Growth and Income Fund is $12.50. We then divide $3,000 by $12.50 and credit your contract on Wednesday night with 240 accumulation units for the Growth and Income Fund.

4.  INVESTMENT  OPTIONS

The  Contract  offers 23 funds of Franklin Valuemark Funds and a fixed account
option  of  Allianz  Life.    Additional funds may be available in the future.

YOU SHOULD READ THE FRANKLIN VALUEMARK FUNDS PROSPECTUS (WHICH IS ATTACHED TO THIS PROSPECTUS) CAREFULLY BEFORE INVESTING.

Franklin Valuemark Funds is the mutual fund underlying your contract. Each fund has its own investment objective. Franklin Advisers, Inc. serves as each fund's investment manager (except the Templeton Global Growth Fund, the Templeton Developing Markets Equity Fund, the Templeton Global Asset Allocation Fund, the Templeton International Smaller Companies Fund, the
Rising Dividends Fund, the Mutual Shares Securities Fund and the Mutual Discovery Securities Fund). The investment manager for the Templeton Global Growth and the Templeton Global Asset Allocation Funds is Templeton Global Advisors Limited. The investment manager for the Templeton Developing Markets Equity Fund is Templeton Asset Management Ltd. The investment manager for the Templeton International Smaller Companies Fund is Templeton Investment Counsel, Inc. The investment manager for the Rising Dividends Fund is Franklin Advisory Services, Inc.. The investment manager for the Mutual Shares Securities and the Mutual Discovery Securities Funds is Franklin Mutual Advisers, Inc. Certain managers have retained one or more sub-advisers to help them manage the funds.

Franklin Valuemark Funds serves as the underlying mutual fund for variable life insurance policies offered by Allianz Life and other variable annuity contracts offered by Allianz Life and its affiliates. Franklin Valuemark Funds does not believe that offering its shares in this manner will be disadvantageous to you.

The  following  is a list of the funds which are available under the contract:

FUND  SEEKING  STABILITY  OF  PRINCIPAL  AND  INCOME:

Money  Market

FUNDS  SEEKING  CURRENT  INCOME:

High  Income
Templeton  Global  Income  Securities
The  U.S.  Government  Securities
Zero  Coupon  -  2000,  2005  and  2010

FUNDS  SEEKING  GROWTH  AND  INCOME:

Growth  and  Income
Income  Securities
Mutual  Shares  Securities
Real  Estate  Securities
Rising  Dividends
Templeton  Global  Asset  Allocation
Utility  Equity

FUNDS  SEEKING  CAPITAL  GROWTH:

Capital  Growth
Mutual  Discovery  Securities
Precious  Metals
Small  Cap
Templeton  Developing  Markets  Equity
Templeton  Global  Growth
Templeton  International  Equity
Templeton  International  Smaller  Companies
Templeton  Pacific  Growth

TRANSFERS

You can transfer money among the 23 funds and/or the fixed account. Allianz Life currently allows you to make as many transfers as you want to each year. Allianz Life may change this practice in the future. However, this product is not designed for professional market timing organizations or other individuals using programmed and frequent transfers. Such activity may be disruptive to a fund. We reserve the right to stop or prohibit these types of transfers if we determine that they could harm a fund.

Your contract provides that you can make 3 transfers every year without charge. However, currently Allianz Life permits you to make 12 transfers every year without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any fund. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following applies to any transfer:

     1. The minimum amount which you can transfer is $1,000 ($500 in New Jersey) or your entire value in the fund or fixed account. This requirement is waived if the transfer is in connection with the Dollar Cost Averaging or Flexible Rebalancing Programs (which are described below).

     2.  We  may  not allow you to make transfers during the free look period.

     3. Your request for a transfer must clearly state which fund(s) or the fixed account is involved in the transfer.

     4. Your request for a transfer must clearly state how much the transfer is for.

     5. You cannot make any transfers within 7 calendar days prior to the date your first annuity payment is due.

     6. During the income phase, you may not make a transfer from a fixed annuity option to a variable annuity option.

     7. During the income phase, you can make at least one transfer from a variable annuity option to a fixed annuity option.

Allianz Life has reserved the right to modify the transfer provisions subject to the guarantees described above.

You can make transfers by telephone. We may allow you to authorize someone else to make transfers by telephone on your behalf. If you own the contract with a joint owner, unless Allianz Life is instructed otherwise, Allianz Life will accept instructions from either one of you. Allianz Life will use reasonable procedures to confirm that instructions given us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Allianz Life tape records all telephone instructions.

DOLLAR  COST  AVERAGING  PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount of money each month or quarter from any one fund or the fixed account to up to eight of the other funds. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the accumulation phase.

You must participate in the program for at least six months (or two quarters) and must transfer at least $500 each time (or $1,500 each quarter). Your allocations can be in whole percentages or dollar amounts. The fund(s) you transfer from may not be the fund(s) you transfer to in this program. You may elect this program by properly completing the Dollar Cost Averaging forms provided by Allianz Life.

All Dollar Cost Averaging transfers will be made on the 10th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day.

Your  participation  in the program will end when any of the following occurs:
(1) the number of desired transfers have been made; (2) you do not have enough money in the fund(s) or fixed account to make the transfer (if less money is available, that amount will be dollar cost averaged and the program will end);
(3) you request to terminate the program (your request must be received by us by the first of the month to terminate that month); (4) the contract is terminated; or (5) we receive proof of the owner's death.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Program and Flexible Rebalancing at the same time.

FLEXIBLE  REBALANCING

Once your money has been invested, the performance of the funds and the earnings from the fixed account may cause your allocation to shift. Flexible Rebalancing is designed to help you maintain your specified allocation mix between the different funds. You can direct us to readjust your money on a quarterly, semi-annual or annual basis to return to your original allocations. Flexible Rebalancing transfers will be made on the 20th day of the month unless that day is not a business day. If it is not, then the transfer will be made on the previous day. If you participate in the Flexible Rebalancing
Program, the transfers made under the program are not taken into account in determining any transfer fee. The fixed account is not permitted to be part of Flexible Rebalancing.

VOTING  RIGHTS

Allianz Life is the legal owner of the fund shares. However, Allianz Life believes that when a fund solicits proxies in conjunction with a shareholder vote, it is required to obtain from you and other contract owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Allianz Life owns on its own behalf. Should Allianz Life determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

Allianz Life may be required to substitute one of the funds you have selected with another fund. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intention to do this.

5.  EXPENSES

There are charges and other expenses associated with the contract that will reduce your investment return. These charges and expenses are:

INSURANCE  CHARGES

Each  day,  Allianz  Life makes a deduction for its insurance charges. Allianz
Life does this as part of its calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts: 1) the mortality and expense risk charge and 2) the administrative charge.

MORTALITY AND EXPENSE RISK CHARGE . During the accumulation phase, this charge is equal, on an annual basis, to 1.34% of the average daily value of the contract invested in a fund, after the deduction of expenses. During the income phase, the charge is equal, on an annual basis, to 1.25% of the average daily value of the contract invested in a fund, after the deduction of expenses. This charge compensates us for all the insurance benefits provided by your contract (for example, the guarantee of annuity rates, the death benefits, certain expenses related to the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract). The amount of the mortality and expense risk charge is less during the income phase because Allianz Life does not pay a death benefit if you die during the income phase. If this charge is not sufficient, then Allianz Life will bear the loss. Allianz Life does, however, expect to profit from this charge. The mortality and expense risk charge cannot be increased. Allianz Life may use any profits it makes from this charge to pay for the costs of distributing the contract.

ADMINISTRATIVE CHARGE . This charge is equal, on an annual basis, to .15% of the average daily value of the contract invested in a fund, after the deduction of expenses. This charge, together with the contract maintenance charge (which is explained below), is for all the expenses associated with the administration of the contract. Some of these expenses include: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. Because this charge is taken out of every unit value, you may pay more in administrative costs than those that are associated solely with your contract. Allianz Life does not intend to profit from this charge. However, if this charge and the contract maintenance charge are not enough to cover the costs of the contracts in the future, Allianz Life will bear the loss.

CONTRACT  MAINTENANCE  CHARGE

Every year on the anniversary of the date when your contract was issued, Allianz Life deducts $30 from your contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge can not be increased.

However, during the accumulation phase, if the value of your contract is at least $50,000 when the deduction for the charge is to be made, Allianz Life will not deduct this charge. If you own more than one Valuemark IV contract, Allianz Life will determine the total value of all your contracts. If the total value of all contracts registered under the same social security number is at least $50,000, Allianz Life will not assess the contract maintenance charge. If the contract is owned by a non-natural person (e.g., a corporation), Allianz Life will look to the annuitant to determine if it will assess the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. During the income phase, the charge will be collected monthly out of each annuity payment.

CONTINGENT  DEFERRED  SALES  CHARGE

Withdrawals may be subject to a contingent deferred sales charge. During the accumulation phase, you can make withdrawals from your contract. Allianz Life keeps track of each purchase payment you make. The amount of the contingent deferred sales charge depends upon how long Allianz Life has had your payment. The charge is:


    Number of complete years from
   receipt of payment:             0   1   2   3   4   5   6   7 or more
Contingent Deferred Sales Charge:  6%  6%  6%  5%  4%  3%  2%          0%

However, after Allianz Life has had a purchase payment for 7 years, there is no charge when you withdraw that purchase payment. For purposes of the contingent deferred sales charge, Allianz Life treats withdrawals as coming from the oldest purchase payments first. Allianz Life does not assess the contingent deferred sales charge on any payments paid out as annuity payments or as death benefits.

NOTE: For tax purposes, withdrawals are considered to have come from the last money you put into the contract. Thus, for tax purposes, earnings are considered to come out first.

Free Withdrawal Amount - Each year after the first contract year, you can make multiple withdrawals up to 15% of the value of your contract and no contingent deferred sales charge will be deducted from the 15% you take out. Withdrawals in excess of that free amount will be subject to the contingent deferred sales charge.

You may also select to participate in the Systematic Withdrawal Program or the Minimum Distribution Program which allow you to withdraw money without the deduction of the contingent deferred sales charge under certain circumstances. See Section 7 - Access to Your Money for a description of the Systematic Withdrawal Plan and the Minimum Distribution Program.

WAIVER  OF  CONTINGENT  DEFERRED  SALES  CHARGE  BENEFITS

Under certain circumstances, after the first year, Allianz Life will permit you to take your money out of the contract without deducting a contingent deferred sales charge: 1) if you become confined to a nursing home; 2) if you become terminally ill, which is defined as life expectancy of 12 months or less (a full surrender of the contract will be required); or 3) if you become totally disabled for at least 90 days.

Also, after the first year, if you become unemployed for at least 90 days, you can take up to 50% of your money out without incurring a contingent deferred sales charge. This benefit is available only once during the life of the contract and you may not use both this benefit and the 15% free withdrawal amount in the same contract year.

These  benefits  may  not  be  available  in  your  state.

REDUCTION  OR  ELIMINATION  OF  THE  CONTINGENT  DEFERRED  SALES  CHARGE

Allianz Life will reduce or eliminate the amount of the contingent deferred sales charge when the contract is sold under circumstances which reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with Allianz Life. Allianz Life will not deduct a contingent deferred sales charge under a contract issued to an officer, director or employee of Allianz Life or any of its affiliates. Also, Allianz Life will not deduct a contingent deferred sales charge when a contract is sold by an agent of Allianz Life to any members of his or her immediate family and the commission is reduced. Any circumstances resulting in reduction or elimination of the contingent deferred sales charge requires prior approval of Allianz Life.

TRANSFER  FEE

You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred, whichever is less, for each additional transfer.

If the transfer is part of the Dollar Cost Averaging Program or Flexible Rebalancing, it will not count in determining the transfer fee.

PREMIUM  TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Allianz Life is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is Allianz Life's current practice to not charge you for these taxes until you die, annuity payments begin or a complete withdrawal is made. Allianz Life may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5%, depending on the state.

INCOME  TAXES

Allianz Life will deduct from the contract for any income taxes which it may incur because of the contract. Currently, Allianz Life is not making any such deductions.

FUND  EXPENSES

There are deductions from and expenses paid out of the assets of the various funds which are described in the attached prospectus for Franklin Valuemark Funds.

6.  TAXES

NOTE: Allianz Life has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your own tax adviser about your own circumstances. Allianz Life has included additional information regarding taxes in the Statement of Additional Information.

ANNUITY  CONTRACTS  IN  GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of contract - qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment you receive will be treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g., a corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes. This means that the contract may not receive the benefits of tax-deferral. Income may be taxed as ordinary income every year.

QUALIFIED  AND  NON-QUALIFIED  CONTRACTS

If you purchase the contract under a qualified plan, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), H.R. 10 Plans (sometimes referred to as Keogh Plans), and pension and profit-sharing plans, which include 401(k) plans.

If you do not purchase the contract under a qualified plan, your contract is referred to as a non-qualified contract.

WITHDRAWALS  -  NON-QUALIFIED  CONTRACTS

If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. In most cases, such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS  -  QUALIFIED  CONTRACTS

The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern qualified contracts. A more complete discussion of withdrawals from qualified contracts is contained in the Statement of Additional Information.

WITHDRAWALS  -  TAX-SHELTERED  ANNUITIES

The Code limits the withdrawal of purchase payments made by owners from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner:
(1) reaches age 59-1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Allianz Life believes that the funds are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Allianz Life would be considered the owner of the shares of the funds. If this occurs, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent under federal tax law contract owners are permitted to select funds, to make transfers among the funds or the number and type of funds owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the funds.

Due to the uncertainty in this area, Allianz Life reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

7.  ACCESS  TO  YOUR  MONEY

You can have access to the money in your contract: (1) by making a withdrawal (either a partial or a total withdrawal); (2) by receiving annuity payments; or (3) when a death benefit is paid to your beneficiary. Withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any applicable contingent deferred sales charge, less any premium tax and less any contract maintenance charge. (See Section 5 - Expenses for a discussion of the charges.)

Any partial withdrawal must be for at least $500 and, unless you instruct Allianz Life otherwise, and will be made pro-rata from all the funds and the fixed account you selected. Allianz Life requires that after you make a partial withdrawal the value of your contract must be at least $2,000.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6 - Taxes and the discussion in the SAI.

SYSTEMATIC  WITHDRAWAL    PROGRAM

If the value of your contract is at least $25,000, Allianz Life offers a plan which provides automatic monthly or quarterly payments to you each year. The total systematic withdrawals which you can make each year without Allianz Life deducting a contingent deferred sales charge is limited to 15% of the value of your contract on the day the request is received. You may withdraw any amount you want under this program if your payments are no longer subject to the contingent deferred sales charge. You may not participate in this plan if you own a non-qualified contract and are under age 59 1/2. If you make withdrawals under this plan, you may not also use the 15% free withdrawal amount that year. For a discussion of the contingent deferred sales charge and the 15% free withdrawal amount, see Section 5 - Expenses. All Systematic Withdrawals will be made on the 9th day of the month unless that day is not a business day. If it is not, then the withdrawal will be made the previous business day.

INCOME  TAXES  MAY  APPLY  TO  SYSTEMATIC  WITHDRAWALS.

MINIMUM  DISTRIBUTION  PROGRAM

If you own a contract that is an Individual Retirement Annuity (IRA), you may select the Minimum Distribution Program. Under this program, Allianz Life will make payments to you that are designed to meet the applicable minimum distribution requirements imposed by the Internal Revenue Code for IRAs. If the value of your contract is at least $25,000, Allianz Life will make payments to you on a monthly or quarterly basis. The payments will not be subject to the contingent deferred sales charge and will be instead of the 15% free withdrawal amount.

SUSPENSION  OF  PAYMENTS  OR  TRANSFERS

Allianz Life may be required to suspend or postpone payments for withdrawals or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.    trading  on  the  New  York  Stock  Exchange  is  restricted;

     3. an emergency exists as a result of which disposal of the fund shares is not reasonably practicable or Allianz Life cannot reasonably value the fund shares;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Allianz Life has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

8.  PERFORMANCE

Allianz Life periodically advertises performance of the various funds. Allianz Life will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges. It does not reflect the deduction of any applicable contingent deferred sales charge and contract maintenance charge. The deduction of any applicable contract maintenance charge and contingent deferred sales charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the insurance charges, contract maintenance charge, contingent deferred sales charges and the expenses of the funds. Allianz Life may also advertise aggregate total return information. Aggregate total return is determined the same way except that the results are not annualized.

Certain funds have been in existence for some time and have investment performance history. However, the contracts are new. In order to demonstrate how the actual investment experience of the funds may affect your accumulation unit values, Allianz Life has prepared hypothetical performance information
   (Part A of the Appendix to this prospectus). The performance is based on the performance of the funds, modified to reflect the charges and expenses of your contract as if it had been in existence for the time periods shown. The information is based upon the historical experience of the funds and does not necessarily represent what your investment would earn in those funds.

The Mutual Shares Securities Fund and the Mutual Discovery Securities Fund (New Valuemark funds) are newly created and therefore also do not yet have any meaningful performance history. However, they have the same investment objectives and portfolio managers and substantially the same investment policies as two corresponding series of Franklin Mutual Series Fund Inc. (formerly, Mutual Series Fund Inc.) which have been sold to the public (Public Funds). In order to show how the performance of the Public Funds would have affected accumulation unit values, hypothetical performance information was developed. Part B of the Appendix to this prospectus shows the historical performance of the Public Funds which reflects the deduction of the historical fees and expenses paid by the Public Funds and not those paid by the New
Valuemark funds. There are hypothetical performance figures for the accumulation units which assume the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and the fees and expenses that the Public Funds paid. There are also hypothetical performance figures for the accumulation units which reflect the deduction of the Mortality and Expense Risk Charge, the Administrative Charge, the Contingent Deferred Sales Charge and the fees and expenses that the Public Funds paid. The hypothetical performance figures for the accumulation units have not been restated to reflect the higher fees for the New Valuemark funds. If the higher fees were used, the hypothetical performance shown would be lower. Future performance may vary and the results shown are not necessarily representative of future results.

Allianz Life may in the future also advertise yield information for one or more of the funds. If it does, it will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any performance advertised will be based on historical data and does not guarantee future results of the funds.

9.  DEATH  BENEFIT

UPON  YOUR  DEATH

If you die during the accumulation phase, Allianz Life will pay a death benefit to your beneficiary (see below). No death benefit is paid during the income phase. If you have a joint owner, and the joint owner dies, the surviving owner will be considered the beneficiary. Joint owners must be spouses (except in Pennsylvania and Oregon).

The death benefit will be the greater of: 1) the current value of your contract, less any taxes on the day all claim proofs and payment election forms are received by Allianz Life at the Valuemark Service Center; or 2) as set forth in the enhanced death benefit endorsement to the contract, the guaranteed minimum death benefit, less any taxes, as of the day you die. Certain owners will not receive an enhanced death benefit endorsement. For these owners, the death benefit is as set forth in Item No. 1 above. During the first year, the guaranteed minimum death benefit is equal to the payments you have made, less any money you have taken out and any charges paid on the money you have taken out. After the first year and before your 76th birthday, the guaranteed minimum death benefit is the greater of: A) payments you have made, less any money you have taken out and charges paid on the money you have taken out, increased by 5% per year on each contract anniversary; or B) the highest of the contract values for each six year contract anniversary determined by the contract value on such six year anniversary plus any payments made, less any money taken out since that contract anniversary, and charges paid on the money you have taken out. After your 76th birthday, the guaranteed minimum death benefit will only be increased by any payments you have made since the last contract anniversary before your 76th birthday less any money you have taken out and any charges paid on the money you have taken out since such contract anniversary. If you have a joint owner, the age of the oldest owner will be used to determine the guaranteed minimum death benefit. The guaranteed minimum death benefit will be reduced by any amounts withdrawn after the date of death. If the contract is owned by a non-natural person, then all references to you mean the annuitant.

The death benefit provision described above may not be available in your state. If it is not available, the death benefit will be equal to the value of your contract (less any premium taxes) on the business day that Allianz Life receives proof of the death and payment instructions.

A beneficiary may request that the death benefit be paid in one of the following ways: (1) payment of the entire death benefit within 5 years of the date of death; or (2) payment of the death benefit under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the contract owner, he/she can choose to continue the contract in his/her own name at the then current value, or if greater, the death benefit value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

If you (or any joint owner) die during the income phase and you are not the annuitant, any payments which are remaining under the annuity option selected will continue at least as rapidly as they were being paid at your death. If you die during the income phase, the beneficiary becomes the contract owner.

DEATH  OF  ANNUITANT

If the annuitant, who is not a contract owner or joint owner, dies during the accumulation phase, you can name a new annuitant. If a new annuitant is not named within 30 days of the death of the annuitant, you will become the annuitant. However, if the contract owner is a non-natural person (e.g., a corporation), then the death of the annuitant will be treated as the death of the contract owner, and a new annuitant may not be named.

If the annuitant dies after annuity payments have begun, the remaining amounts payable, if any, will be as provided for in the annuity option selected. The remaining amounts payable will be paid to the contract owner at least as rapidly as they were being paid at the annuitant's death.

10.  OTHER  INFORMATION

ALLIANZ  LIFE

Allianz Life Insurance Company of North America (Allianz Life), 1750 Hennepin Avenue, Minneapolis, Minnesota 55403, was organized under the laws of the state of Minnesota in 1896. Allianz Life offers fixed and variable life insurance and annuities and group life, accident and health insurance. Allianz Life is licensed to do business in 49 states and the District of Columbia. Allianz Life is a wholly-owned subsidiary of Allianz Versicherungs-AG Holding.

THE  SEPARATE  ACCOUNT

Allianz Life established a separate account, Allianz Life Variable Account B (Separate Account), to hold the assets that underlie the contracts. The Board of Directors of Allianz Life adopted a resolution to establish the Separate Account under Minnesota insurance law on May 31, 1985. Allianz Life has registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into sub-accounts. Each sub-account invests in a fund.

The assets of the Separate Account are held in Allianz Life's name on behalf of the Separate Account and legally belong to Allianz Life. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business Allianz Life may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Allianz Life may issue.

DISTRIBUTION

NALAC  Financial  Plans LLC    (NFP)     1750 Hennepin Avenue, Minneapolis, MN
55403, acts as the distributor of the contracts. NFP is a wholly-owned subsidiary of Allianz Life.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions up to 6.0% of purchase payments. Sometimes, Allianz Life enters into an agreement with the broker-dealer to pay the broker-dealer commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 6% of purchase payments). In addition, Allianz Life and Franklin Advisers, Inc. and/or its affiliates may pay certain sellers for other services not directly related to the sale of the contracts (such as special marketing support allowances). To the extent that the contingent deferred sales charge is insufficient to cover the actual cost of distribution, Allianz Life may use any of its corporate assets, including any profit from the mortality and expense risk charge, to make up any difference.

ADMINISTRATION

Allianz Life has hired Delaware Valley Financial Services, Inc. (DVFS), 300 Berwyn Park, Berwyn, Pennsylvania, to perform administrative services regarding the contracts. The administrative services include issuance of the contracts and maintenance of contract owner's records.

FINANCIAL  STATEMENTS

The consolidated financial statements of Allianz Life and the Separate Account have been included in the Statement of Additional Information.



APPENDIX

PERFORMANCE  INFORMATION

The following information is based on the historical investment performance of the funds. The results shown are not necessarily representative of future performance.

    PART  A  -  FRANKLIN  VALUEMARK  FUNDS  -  EXISTING  FUNDS

The funds of Franklin Valuemark Funds have been in existence for some time and have investment performance history (except the Small Cap, Capital Growth, Templeton International Smaller Companies, Mutual Shares Securities and Mutual Discovery Securities Funds). In order to show you how investment performance of the funds affects accumulation unit values, we have developed the following hypothetical performance information.

The chart below shows the actual historical investment performance of the funds and hypothetical accumulation unit performance. The hypothetical accumulation unit performance assumes that the accumulation units were invested in each of the funds for the same periods. The performance figures in Column I reflect the deduction of the actual fees and expenses paid by the funds. Column II represents hypothetical performance figures for the accumulation units which reflects the deduction of the insurance charges and the fees and expenses of the funds. Column III represents hypothetical performance figures for the accumulation units which reflects the insurance charges, the contract maintenance charge, the fees and expenses of the funds and assumes that you make a withdrawal at the end of the period (therefore the contingent deferred sales charge is reflected).

Total  Return  for  the  periods  ended  9/30/96

                                                Column I                   Column II                   Column III

                                                Fund Performance           Hypothetical Accumulation   Unit Performance
                                                -------------------------  --------------------------  -------------------------

                                     Inception  Since                      Since                       Since
                                     ---------  -------------------------  --------------------------  -------------------------
FUND                                 Date       1 yr.  5 yrs.  Inception   1 yr.  5 yrs.  Inception    1 yr.  5 yrs.  Inception
-----------------------------------  ---------  -------------------------  --------------------------  -------------------------

Money Market                           1/24/89  5.27%   4.03%    5.14%     3.71%   2.50%    3.63%      -2.39%   1.77%   3.53%
High Income                            1/24/89  12.29%  12.48%    9.96%    10.61%  10.79%    8.35%     4.51%  10.79%   8.26%
Templeton Global Income Securities     1/24/89  9.29%   6.39%    7.71%     7.65%   5.01%    6.26%      1.55%   4.35%   6.18%
The U.S. Government Securities         3/14/89  4.65%   7.23%    8.04%     3.09%   5.75%    6.51%      -3.01%   5.11%   6.43%
Zero Coupon - 2000                     3/14/89  4.44%   8.87%    9.61%     2.89%   7.31%    8.03%      -3.21%   6.71%   7.95%
Zero Coupon - 2005                     3/14/89  2.80%  10.27%   10.79%     1.27%   8.82%    9.26%      -4.83%   8.24%   9.18%
Zero Coupon - 2010                     3/14/89  1.87%  10.92%   10.96%     0.35%   9.73%    9.61%      -5.75%   9.18%   9.53%
Growth and Income                      1/24/89  13.70%  11.47%    9.34%    12.00%  10.12%    7.94%     5.90%   9.57%   7.85%
Income Securities                      1/24/89  10.35%  11.29%   11.42%    8.70%   9.70%    9.83%      2.60%   9.14%   9.76%
Real Estate Securities                 1/24/89  20.87%  14.94%   11.38%    19.06%  13.17%    9.73%     12.96%  12.67%   9.64%
Rising Dividends                       1/27/92  18.73%    --      8.64%    16.95%    --      7.05%     10.85%    --     6.37%
Utility Equity                         1/24/89  10.82%   8.78%   10.58%    9.27%   7.38%    9.12%      3.17%   6.78%   9.04%
Precious Metals                        1/24/89  2.55%   8.36%    6.47%     1.02%   6.74%    4.90%      -5.08%   6.12%   4.81%
Templeton Developing Markets Equity    3/15/94  10.88%    --      4.53%    9.22%    --      2.98%      3.12%    --     0.91%
Templeton Global Growth                3/15/94  11.81%    --     10.81%    10.14%    --      9.17%     4.04%    --     7.28%
Templeton International Equity         1/27/92  11.60%    --     10.35%    9.93%    --      8.74%      3.83%    --     8.11%
Templeton Pacific Growth               1/27/92  11.24%    --     10.37%    9.58%    --      8.76%      3.48%    --     8.12%
Templeton Global Asset Allocation       5/1/96  14.80%    --     13.23%    13.09%    --     11.46%     6.99%     --     7.87%




    PART  B  -  PUBLIC  FUNDS

The Mutual Shares Securities Fund and Mutual Discovery Securities Fund ("New Valuemark funds") are newly created series of Franklin Valuemark Funds and do not yet have any meaningful performance history. The New Valuemark funds do, however, have the same investment objective and portfolio managers,(1) and substantially the same investment policies, as two corresponding series of Franklin Mutual Series Fund Inc. (formerly "Mutual Series Fund Inc.") which have been sold directly to the public ("Public Funds").

Chart 1 below shows the past performance of the Public Funds, in terms of average annual total return over the periods indicated. Average annual total return represents the average annual change in value of an investment over the stated periods, assuming reinvestment of dividends and capital gains at net asset value. These figures reflect the deduction of the historical fees and expenses paid by the Public Funds, which have been sold without sales charges.

Chart 2 below shows hypothetical performance of accumulation units of the New Valuemark funds, based on the past average annual total return of the Public Funds and the deduction of all current recurring expenses of the Separate Account. These figures do not reflect any Contingent Deferred Sales Charge and have not been restated to reflect the higher expenses of the New Valuemark funds; all of which would lower the hypothetical performance shown.

Chart 3 below shows hypothetical performance of accumulation units of the New Valuemark funds, based on the past average annual total return of the Public Funds and the deduction of all current recurring expenses of the Separate Account, as well as deduction of the applicable Contingent Deferred Sales Charge. These figures have not been restated to reflect the higher expenses of the New Valuemark funds which would lower the hypothetical performance shown.

Past performance cannot predict or guarantee future results of the New Valuemark funds. In addition, the investment performance of the New Valuemark funds will differ from the performance of the Public Funds because of product and portfolio differences, including differences in portfolio size, the investments held, the timing of purchases of similar investments, cash flows, minor differences in certain investment policies, insurance product related tax diversification requirements, state insurance regulations, and additional administrative and insurance costs associated with insurance company separate accounts. These figures are not adjusted for tax consequences.
_______________________

(1) In November 1996, Franklin Resources, Inc., parent company of the investment managers of the Franklin Valuemark Funds, completed the acquisition of Heine Securities Corporation, the investment manager of Mutual Series Fund Inc. This transaction did not, however, change the individuals responsible for the day-to-day operations of Franklin Mutual Series Fund Inc., who are also responsible for the day-to-day operations of the New Valuemark funds.

1. Public Funds' Historical Performance
                                                                                       Since    Inception
            Periods Ended 9/30/96:                   One-Year   Five-Years  Ten-Years  Inception    Date
            ----------------------                   -------    ----------  ---------  --------- ---------
            Mutual Discovery Fund.................    18.52%        --         --       21.90%    12/31/92
            Mutual Shares Fund....................    13.59%     17.47%     14.87%        --       7/1/49

2. Hypothetical Accumulation Unit Performance (includes all current recurring expenses of the Separate Account)
                                                                                         Since    Inception
            Periods Ended 9/30/96:                   One-Year   Five-Years  Ten-Years  Inception    Date
            ----------------------                   --------   ----------  ---------  ---------  ---------
            Mutual Discovery Securities
             Sub-Account .........................    16.71%        --         --       20.03%%    12/31/92
            Mutual Shares Securities
             Sub-Account .........................    11.82%     15.64%     13.09%        --       7/1/49

3.  Hypothetical  Accumulation  Unit  Performance  (includes  all current  recurring  expenses of the Separate
Account and deduction of the Contingent Deferred Sales Charge)
                                                                                         Since    Inception
            Periods Ended 9/30/96:                   One-Year   Five-Years  Ten-Years  Inception    Date
            ----------------------                   --------   ----------  ---------  ---------  ---------
            Mutual Discovery Securities
             Sub-Account..........................     10.61%        --         --       19.31%    12/31/92
            Mutual Shares Securities
             Sub-Account..........................      5.72%     15.18%     13.08%        --       7/1/49

     TABLE  OF  CONTENTS  OF  THE  STATEMENT  OF  ADDITIONAL  INFORMATION


Insurance  Company

Experts

Legal  Opinions

Distributor

Reduction  or  Elimination  of  the  Contingent  Deferred  Sales  Charge

Calculation  of  Performance  Data

Annuity  Provisions

Tax  Status

Mortality  and  Expense  Guarantee

Financial  Statements


                                    PART B


                     STATEMENT OF ADDITIONAL INFORMATION

                         INDIVIDUAL FLEXIBLE PAYMENT
                          VARIABLE ANNUITY CONTRACTS

                                  ISSUED BY

                       ALLIANZ LIFE VARIABLE ACCOUNT B

                                     AND

               ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                          ____________________, 1996



THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE INSURANCE COMPANY AT: 1750 Hennepin Avenue, Minneapolis, MN 55403-2195,(800) 542-5427.

THIS    STATEMENT    OF  ADDITIONAL   INFORMATION   AND  THE  PROSPECTUS  ARE
DATED  ____________,  1996,  AND  AS  MAY  BE  AMENDED  FROM  TIME  TO  TIME.


                              TABLE OF CONTENTS

                                                                         PAGE

INSURANCE  COMPANY

EXPERTS

LEGAL  OPINIONS

DISTRIBUTOR

REDUCTION  OR  ELIMINATION  OF  THE  CONTINGENT  DEFERRED  SALES  CHARGE

CALCULATION  OF  PERFORMANCE  DATA

TAX  STATUS

ANNUITY  PROVISIONS

MORTALITY  AND  EXPENSE  RISK  GUARANTEE

FINANCIAL  STATEMENTS


                              INSURANCE COMPANY

Allianz Life Insurance Company of North America (the "Insurance Company") is a stock life insurance company organized under the laws of the state of Minnesota in 1896. The Insurance Company is a wholly-owned subsidiary of Allianz Versicherungs-AG Holding ("Allianz"). Allianz is headquartered in Munich, Germany, and has sales outlets throughout the world. The insurance company offers fixed and variable life insurance and annuities, and group life, accident and health insurance. On April 1, 1993, the Insurance Company changed its name from North American Life and Casualty Company to its present name.

The Insurance Company is rated A+ (Superior) by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant insofar as the ability of a company to make fixed annuity payments from its general account.

                                   EXPERTS

The financial statements of Allianz Life Variable Account B and the consolidated financial statements of Allianz Life Insurance Company of North America as of and for the year ended December 31, 1995, included in this Statement of Additional Information have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their reports included in this Statement of Additional Information and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                 DISTRIBUTOR

NALAC Financial Plans LLC, a wholly owned subsidiary of the Insurance Company, acts as the distributor. The offering is on a continuous basis.

       REDUCTION OR ELIMINATION OF THE CONTINGENT DEFERRED SALES CHARGE

The amount of the Contingent Deferred Sales Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the Contingent Deferred Sales Charge will be determined by the Insurance Company after examination of the following factors: 1) the size of the group; 2) the total amount of purchase payments expected to be received from the group; 3) the nature of the group for which the Contracts are purchased, and the persistency expected in that group; 4) the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and 5) any other circumstances which the Insurance Company believes to be relevant to determining whether reduced sales or administrative expenses may be expected. None of the reductions in charges for sales is contractually guaranteed.

The Contingent Deferred Sales Charge will be eliminated when the Contracts are issued to an officer, director or employee of the Insurance Company or any of its affiliates. The Contingent Deferred Sales Charge will also be eliminated when the Contract is sold by an agent of the Insurance Company to any members of his or her immediate family and the commission is reduced. In no event will any reduction or elimination of the Contingent Deferred Sales Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                       CALCULATION OF PERFORMANCE DATA

TOTAL  RETURN

From time to time, the Insurance Company may advertise the performance data for the Funds in advertisements and Contract Owner communications. Such data will show the percentage change in the value of an accumulation unit based on the performance of a fund over a stated period of time, usually a calendar year, which is determined by dividing the increase (or decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.34% Mortality and Expense Risk Charge, a .15% Administrative Charge, the fees of the fund being advertised and any applicable Contract Maintenance Charge and Contingent Deferred Sales Charges.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges and any applicable Contingent Deferred Sales Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                    n
                           P  (1  +  T)  =    ERV

   P  =  a hypothetical initial payment of $1,000
   T  =  average annual total return
   n  =  number of years
 ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the time periods used at the end of such time periods (or fractional portion thereof).



The Insurance Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the Contingent Deferred Sales Charge and the Contract Maintenance Charge. The Company may also advertise aggregate and average total return information over different periods of time.

Aggregate total return is calculated in a similar manner, except that the results are not annualized. Each calculation assumes that no sales load is deducted from the initial $1,000 payment at the time it is allocated to the funds and assumes that the income earned by the investment in the fund is reinvested.


Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

YIELD

THE MONEY MARKET FUND. The Insurance Company may advertise yield information for the Money Market Fund. The Money Market Fund's current yield may vary each day, depending upon, among other things, the average maturity of the underlying Fund's investment securities and changes in interest rates, operating expenses, the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and the Contract Maintenance Charge and, in certain instances, the value of the underlying Fund's investment securities. The fact that the Fund's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the Fund's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time. The Insurance Company does not currently advertise any yield information for the Money Market Fund.

The Money Market Fund's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one accumulation unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such accumulation unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Fund, and the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and Contract Maintenance Charge. The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested.

(Effective  yield  =  [(Base  Period  Return  +  1)365/7]-1.)

OTHER FUNDS. The Insurance Company may also quote current yield in advertisements and Contract Owner communications for the other Funds. Each Fund (other than the Money Market Fund) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for the Mortality and Expense Risk Charge, Administrative Charge and the Contract Maintenance Charge) by the accumulation unit value on the last day of the period and annualizing the resulting figure, according to the following formula:

                                   6
              Yield  =  2  [[(a-b)  +  1]  -  1]
                          _____
                            cd
Where:

    a = net investment income earned during the period by the Fund attributable to shares owned by the Fund.

    b  =  expenses accrued for the period (net of reimbursements).

    c = the average daily number of accumulation units outstanding during the period.

    d = the maximum offering price per accumulation unit on the last day of the period.



The above formula will be used in calculating quotations of yield, based on specified 30-day periods identified in the advertisement or communication. Yield calculations assume no sales load. The Insurance Company does not currently advertise any yield information for any Fund.

PERFORMANCE  RANKING

Total return may be compared to relevant indices, including U. S. domestic and international taxable bond indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS.

From time to time, evaluation of performance by independent sources may also be used in advertisements and in information furnished to present or prospective contract owners.

                                  TAX STATUS

NOTE: The following description is based upon the Insurance Company's understanding of current federal income tax law applicable to annuities in general. The Insurance Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Insurance Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described in herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Code governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For a lump sum payment received as a total surrender (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Insurance Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Insurance Company, and its operations form a part of the Insurance Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above.

Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Insurance Company intends that all Funds of Franklin Valuemark Funds underlying the Contracts will be managed by the Managers for Franklin Valuemark Funds in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Insurance Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE  CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

CONTRACTS  OWNED  BY  OTHER  THAN  NATURAL  PERSONS

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX  TREATMENT  OF  ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

INCOME  TAX  WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or (c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX  TREATMENT  OF  WITHDRAWALS  -  NON-QUALIFIED  CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts.")

QUALIFIED  PLANS

The Contracts offered by this Prospectus are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Insurance Company's administrative procedures. Contract Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Insurance Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available and described in this Prospectus. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts.")

a.    H.R.  10  Plans

Section  401  of  the  Code  permits  self-employed  individuals  to establish
Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amounts of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals
- Qualified Contracts.") Purchasers of Contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.    Tax-Sheltered  Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includable in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.    Individual  Retirement  Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

d.    Corporate  Pension  and  Profit-Sharing  Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includable in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and
nonforfeitability  of  interests;    nondiscrimination  in  eligibility  and
participation; and the tax treatment of distributions, withdrawals and surrenders. Participant loans are not allowed under the Contracts purchased in connection with these Plans. (See "Tax Treatment of Withdrawals Qualified Contracts.") Purchasers of Contracts for use with Corporate Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX  TREATMENT  OF  WITHDRAWALS  -  QUALIFIED  CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 ; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his designated beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; and (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner and his or her spouse and dependents if the Contract Owner has received unemployment compensation for at least 12 weeks. This exception no longer applies after the Contract Owner has been re-employed for at least 60 days. The exceptions stated in items (d) and
(f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED  ANNUITIES  -  WITHDRAWAL  LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Contract Owner: (1) attains age 59 ;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Contract Owner's Contract Value which represents contributions by the Contract Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                              ANNUITY PROVISIONS

FIXED  ANNUITY  PAYOUT

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Insurance Company and do not vary with the investment experience of the Fund. The Fixed Account value on the day immediately preceding the Income Date will be used to determine the Fixed Annuity monthly payment. The monthly Annuity Payment will be based upon the Contract Value at the time of annuitization, the Annuity Option selected, the age of the annuitant and any joint annuitant and the sex of the annuitant and joint annuitant where allowed.

VARIABLE  ANNUITY  PAYOUT

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Fund(s).

ANNUITY  UNIT  VALUE:

On the Income Date, a fixed number of Annuity Units will be purchased as follows:

The first Annuity Payment is equal to the Adjusted Contract Value, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected. In each Fund the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each Fund by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each Fund remains unchanged unless the Contract Owner elects to transfer between Funds. All calculations will appropriately reflect the Annuity Payment frequency selected.

On each subsequent Annuity Payment date, the total Annuity Payment is the sum of the Annuity Payments for each Fund. The Annuity Payment in each Fund is determined by multiplying the number of Annuity Units then allocated to such Fund by the Annuity Unit value for that Fund.

On each subsequent Valuation Date, the value of an Annuity Unit is determined in the following way:

First: The Net Investment Factor is determined as described in the Prospectus under "Purchase - Accumulation Units."

Second:  The  value  of  an  Annuity  Unit for a Valuation Period is equal to:

     a. the value of the Annuity Unit for the immediately preceding Valuation Period.

     b.    multiplied  by  the Net Investment Factor for the current Valuation
Period;

     c. divided by the Assumed Net Investment Factor (see below) for the Valuation Period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular Valuation Period. The Assumed Investment Return that the Insurance Company will use is 5%. However, the Insurance
Company  may  agree  to  use  a  different  value.

                     MORTALITY AND EXPENSE RISK GUARANTEE

The Insurance Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality and expense experience.

                             FINANCIAL STATEMENTS

The audited consolidated financial statements of the Insurance Company as of and for the year ended December 31, 1995, included herein should be considered only as bearing upon the ability of the Insurance Company to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 1995 are also included herein. In addition, unaudited financial statements of the Separate Account as of and for the six-month period ended September 30, 1996 are included herein.



ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements

Statements of Assets and Liabilities
September 30, 1996 (unaudited)
(In thousands except per unit data)

                                                                                                                         U.S.
                                                               Money    Growth and   Precious    High    Real Estate  Government
                                                              Market      Income      Metals    Income   Securities   Securities
                                                               Fund        Fund        Fund      Fund       Fund         Fund
                                                              -------     -------     ------    ------     -------     --------
Investments at net asset value:
 Franklin Valuemark Funds:
  Money Market Fund, 384,726 shares,
   cost $384,726..........................................   $384,726           -          -          -           -            -
  Growth and Income Fund,
   56,037 shares, cost $795,302...........................          -     911,161          -          -           -            -
  Precious Metals Fund,
   7,345 shares, cost $107,715............................          -           -    105,181          -           -            -
  High Income Fund, 28,027
   shares, cost $358,603..................................          -           -          -    380,601           -            -
  Real Estate Securities Fund,
   12,625 shares, cost $195,907...........................          -           -          -          -     242,017            -
  U.S. Government Securities Fund,
   37,983 shares, cost $491,321...........................          -           -          -          -           -      496,440
                                                             --------     -------    -------    -------     -------      -------
     Total assets.........................................    384,726     911,161    105,181    380,601     242,017      496,440
                                                             --------     -------    -------    -------     -------      -------
Liabilities:
 Accrued mortality and expense risk charges...............         76          88         15         44          30           56
 Accrued administrative charges...........................          9          11          2          5           4            7
                                                             --------     -------    -------    -------     -------      -------
     Total liabilities....................................         85          99         17         49          34           63
                                                             --------     -------    -------    -------     -------      -------
     Net assets...........................................   $384,641     911,062    105,164    380,552     241,983      496,377
                                                             ========     =======    =======    =======     =======      =======
Contract owners' equity:
 Contracts in accumulation period (note 6)................   $384,494     909,226    105,164    380,527     241,945      496,374
 Contracts in annuity payment period (note 2).............        147       1,836          -         25          38            3
                                                             --------     -------    -------    -------     -------      -------
     Total contract owners' equity........................   $384,641     911,062    105,164    380,552     241,983      496,377
                                                             ========     =======    =======    =======     =======      =======
 Accumulation units outstanding...........................     29,044      50,176      7,228     20,407      11,770       30,616
                                                             ========     =======    =======    =======     =======      =======
 Accumulation unit value per unit.........................    $13.238      18.121     14.549     18.647      20.556       16.213
                                                             ========     =======    =======    =======     =======      =======

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Assets and Liabilities (cont.)
September 30, 1996 (unaudited)
(In thousands except per unit data)

                                                                                                        Templeton     Investment
                                                      Utility       Zero        Zero         Zero     Global Income      Grade
                                                      Equity       Coupon      Coupon       Coupon     Securities    Intermediate
                                                       Fund      Fund - 2000 Fund - 2005  Fund - 2010     Fund         Bond Fund
                                                     --------      -------    --------      -------     ---------      ---------
Investments at net asset value:
 Franklin Valuemark Funds:
  Utility Equity Fund,
   64,843 shares, cost $1,018,812................  $1,119,185             -           -           -             -             -
  Zero Coupon Fund - 2000,
   7,189 shares, cost $100,581...................           -       106,256           -           -             -             -
  Zero Coupon Fund - 2005,
   4,565 shares, cost $66,999....................           -             -      71,254           -             -             -
  Zero Coupon Fund - 2010,
   4,712 shares, cost $71,127....................           -             -           -      71,573             -             -
  Templeton Global Income Securities
   Fund, 15,390 shares, cost $195,628............           -             -           -           -       199,913             -
  Investment Grade Intermediate Bond
   Fund, 10,083 shares, cost $133,589............           -             -           -           -             -       137,027
                                                    ----------      -------      ------      ------       -------       -------
      Total assets...............................    1,119,185      106,256      71,254      71,573       199,913       137,027
                                                    ----------      -------      ------      ------       -------       -------
Liabilities:
 Accrued mortality and expense risk charges......          118           16          12          13            25            19
 Accrued administrative charges..................           14            2           1           1             3             2
                                                    ----------      -------      ------      ------       -------       -------
      Total liabilities..........................          132           18          13          14            28            21
                                                    ----------      -------      ------      ------       -------       -------
      Net assets.................................   $1,119,053      106,238      71,241      71,559       199,885       137,006
                                                    ==========      =======      ======      ======       =======       =======
Contract owners' equity:
 Contracts in accumulation period (note 6).......   $1,117,882      106,238      71,241      71,559       199,885       136,997
 Contracts in annuity payment period (note 2)....        1,171            -           -           -             -             9
                                                    ----------      -------      ------      ------       -------       -------
      Total contract owners' equity..............   $1,119,053      106,238      71,241      71,559       199,885       137,006

 Accumulation units outstanding..................       56,807        5,889       3,624       3,553        12,445         8,761
                                                    ==========      =======      ======      ======       =======       =======
 Accumulation unit value per unit................      $19.679       18.040      19.657      20.140        16.061        15.638
                                                    ==========      =======      ======      ======       =======       =======

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Assets and Liabilities (cont.)
September 30, 1996 (unaudited)
(In thousands except per unit data)

                                                                   Adjustable   Templeton               Templeton    Templeton
                                                        Income        U.S.       Pacific    Rising    International  Developing
                                                      Securities   Government    Growth    Dividends     Equity    Markets Equity
                                                         Fund         Fund        Fund       Fund         Fund          Fund
                                                       --------     --------     -------    ------      --------    ----------
Investments at net asset value:
 Franklin Valuemark Funds:
  Income Securities Fund, 74,728
   shares, cost $1,110,537.........................   $1,222,546           -           -          -            -             -
  Adjustable U.S. Government Fund,
   14,034 shares, cost $151,255....................            -     145,392           -          -            -             -
  Templeton Pacific Growth Fund,
   23,962 shares, cost $328,062....................            -           -     351,046          -            -             -
  Rising Dividends Fund, 34,496
   shares, cost $377,287...........................            -           -           -    477,765            -             -
  Templeton International Equity Fund,
   67,163 shares, cost $851,471....................            -           -           -          -      955,733             -
  Templeton Developing Markets Equity
   Fund, 21,764 shares, cost $224,775..............            -           -           -          -            -       236,353
                                                      ----------     -------     -------    -------      -------       -------
      Total assets.................................    1,222,546     145,392     351,046    477,765      955,733       236,353
                                                      ----------     -------     -------    -------      -------       -------
Liabilities:
 Accrued mortality and expense risk charges........          114          20          25         48          129            28
 Accrued administrative charges....................           14           2           3          6           15             3
                                                      ----------     -------     -------    -------      -------       -------
      Total liabilities............................          128          22          28         54          144            31
                                                      ----------     -------     -------    -------      -------       -------
      Net assets...................................   $1,222,418     145,370     351,018    477,711      955,589       236,322
                                                      ==========     =======     =======    =======      =======       =======
Contract owners' equity:
 Contracts in accumulation period (note 6).........   $1,219,705     145,365     350,432    477,086      954,531       234,916
 Contracts in annuity payment period (note 2)......        2,713           5         586        625        1,058         1,406
                                                      ----------     -------     -------    -------      -------       -------
      Total contract owners' equity................   $1,222,418     145,370     351,018    477,711      955,589       236,322
                                                      ==========     =======     =======    =======      =======       =======
 Accumulation units outstanding....................       58,897      11,794      23,562     34,543       64,218        21,748
                                                      ==========     =======     =======    =======      =======       =======
 Accumulation unit value per unit..................      $20.709      12.326      14.873     13.811       14.864        10.802
                                                      ==========     =======     =======    =======      =======       =======

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Assets and Liabilities (cont.)
September 30, 1996 (unaudited)
(In thousands except per unit data)

                                                                                                           Templeton
                                                              Templeton    Templeton                     International
                                                               Global    Global Asset   Small   Capital     Smaller      Total
                                                               Growth     Allocation     Cap    Growth     Companies      All
                                                                Fund         Fund       Fund     Fund        Fund        Funds
                                                               -------     --------     -----    -----     --------     -------
Investments at net asset value:
 Franklin Valuemark Funds:
  Templeton Global Growth Fund,
   37,938 shares, cost $428,552............................   $482,189            -         -        -            -
  Templeton Global Asset Allocation
   Fund, 3,363 shares, cost $36,478........................          -       39,386         -        -            -
  Small Cap Fund, 10,862 shares,
   cost $125,977...........................................          -            -   137,400        -            -
  Capital Growth Fund,  1,819 shares,
   cost $18,806............................................          -            -         -   19,844            -
  Templeton International Smaller Companies
   Fund, 900 shares, cost $9,190...........................          -            -         -        -        9,366
                                                              --------       ------   -------   ------       ------
      Total assets.........................................    482,189       39,386   137,400   19,844        9,366    8,302,354
                                                              --------       ------   -------   ------       ------    ---------
Liabilities:
Accrued mortality and expense risk charges.................         57            9        20       60           36        1,058
Accrued administrative charges.............................          7            1         2        7            4          125
                                                               -------       ------   -------   ------       ------    ---------
      Total liabilities....................................         64           10        22       67           40        1,183
                                                               -------       ------   -------   ------       ------    ---------
      Net assets.. ........................................   $482,125       39,376   137,378   19,777        9,326    8,301,171
                                                              ========       ======   =======   ======       ======    =========
Contract owners' equity:
Contracts in accumulation period (note 6)..................   $479,586       38,980   137,020   19,622        9,320    8,288,095
Contracts in annuity payment period (note 2)...............      2,539          396       358      155            6       13,076
                                                              --------       ------   -------   ------       ------    ---------
      Total contract owners' equity........................   $482,125       39,376   137,378   19,777        9,326    8,301,171
                                                              ========       ======   =======   ======       ======    =========
 Accumulation units outstanding............................     38,267        3,337    11,034    1,809          901      510,430
                                                              ========       ======   =======   ======       ======    =========
 Accumulation unit value per unit..........................    $12.533       11.681    12.418   10.847       10.349
                                                              ========       ======   =======   ======       ======

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Operations
For the period ended September 30, 1996 (unaudited)
(In thousands)

                                                                                                                        U.S.
                                                              Money    Growth and  Precious     High     Real Estate Government
                                                             Market      Income     Metals     Income    Securities  Securities
                                                              Fund        Fund       Fund       Fund        Fund        Fund
                                                            --------     -------    ------     ------      -------    --------
Investment income:
 Dividends reinvested in fund shares....................    $ 15,374      20,139     1,477     27,936        9,054      36,122
                                                            --------      ------    ------     ------       ------      ------
Expenses:
 Mortality and expense risk charges.....................       3,863       8,131     1,132      3,172        1,993       4,930
 Administrative charges.................................         464         976       136        381          239         592
                                                            --------      ------    ------     ------       ------      ------
      Total expenses....................................       4,327       9,107     1,268      3,553        2,232       5,522
                                                            --------      ------    ------     ------       ------      ------
      Investment income (loss), net.....................      11,047      11,032       209     24,383        6,822      30,600
Realized gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds...           -      71,329     1,354      1,483            -           -
                                                            --------      ------    ------     ------       ------      ------
  Realized gains (losses) on sales of investments:
   Proceeds from sales..................................     335,551      62,579    57,368     63,617       13,313      70,295
   Cost of investments sold.............................    (335,551)    (51,786)  (52,908)   (58,166)     (11,333)    (67,961)
                                                            --------      ------    ------     ------       ------      ------
      Total realized gains (losses) on
       sales of investments, net........................           -      10,793     4,460      5,451        1,980       2,334
                                                            --------      ------    ------     ------       ------      -------
      Realized gains (losses) on investments, net.......           -      82,122     5,814      6,934        1,980       2,334
  Net change in unrealized appreciation
   (depreciation) on investments........................           -     (54,823)   (5,112)    (4,282)      19,279     (36,715)
                                                            --------      ------    ------     ------       ------      -------
      Total realized gains (losses) and unrealized
       appreciation (depreciation) on investments, net..           -      27,299       702      2,652       21,259     (34,381)

                                                            --------      ------    ------     ------       ------      ------
Net increase (decrease) in net assets from operations...    $ 11,047      38,331       911     27,035       28,081      (3,781)
                                                            ========      ======    ======     ======       ======      ======

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Operations (cont.)
For the period ended September 30, 1996 (unaudited)
(In thousands)

                                                                                                        Templeton     Investment
                                                      Utility       Zero        Zero         Zero     Global Income      Grade
                                                      Equity       Coupon      Coupon       Coupon     Securities    Intermediate
                                                       Fund      Fund - 2000 Fund - 2005  Fund - 2010     Fund         Bond Fund
                                                     --------      -------    --------      -------     ---------      ---------
Investment income:
 Dividends reinvested in fund shares.............    $ 59,963       5,915       3,734        3,687        15,325          7,793
                                                     --------      ------       -----       ------        ------         ------
Expenses:
 Mortality and expense risk charges..............      11,428       1,014       665            661         1,947          1,382
  Administrative charges.........................       1,371         122       80             79            234            166
                                                     --------      ------       -----       ------        ------         ------
     Total expenses..............................      12,799       1,136       745            740         2,181          1,548
                                                     --------      ------       -----       ------        ------         ------
     Investment income (loss), net...............      47,164       4,779       2,989        2,947        13,144          6,245
Realized gains (losses) and unrealized
 appreciation (depreciation) on investments:
  Realized capital gain distributions
   on mutual funds...............................           -          58           -          999             -              -
                                                     --------      ------       -----       ------        ------         ------
  Realized gains (losses) on sales of investments:
   Proceeds from sales...........................     218,254      13,592       6,459       23,193        34,744         23,668
   Cost of investments sold......................    (194,545)    (12,495)     (5,904)     (21,389)      (33,691)       (22,851)
                                                     --------      ------       -----       ------        ------         ------
      Total realized gains (losses) on sales
       of investments, net.......................      23,709       1,097         555        1,804         1,053            817
                                                     --------      ------       -----       ------        ------         ------
      Realized gains (losses) on investments, net      23,709       1,155         555        2,803         1,053            817
  Net change in unrealized appreciation
   (depreciation) on investments.................     (65,744)     (7,501)     (7,919)     (13,440)       (7,571)        (5,448)
                                                     --------      ------       -----       ------        ------         ------
      Total realized gains (losses) and
       unrealized appreciation (depreciation)
       on investments, net.......................     (42,035)     (6,346)     (7,364)     (10,637)       (6,518)        (4,631)
                                                     --------      ------       -----       ------        ------         ------
Net increase (decrease) in net assets
 from operations.................................     $ 5,129      (1,567)     (4,375)      (7,690)        6,626          1,614
                                                     ========      ======       =====       ======        ======         ======

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Operations (cont.)
For the period ended September 30, 1996 (unaudited)
(In thousands)

                                                                   Adjustable   Templeton               Templeton     Templeton
                                                         Income       U.S.       Pacific    Rising    International   Developing
                                                       Securities  Government    Growth    Dividends     Equity     Markets Equity
                                                          Fund        Fund        Fund       Fund         Fund           Fund
                                                         -------    --------     -------    ------      --------      ----------
Investment income:
 Dividends reinvested in fund shares...............      $62,078      12,299      10,182     9,452       23,741           2,088
                                                         -------      ------      ------    ------       ------          ------
Expenses:
 Mortality and expense risk charges................       11,329       1,537       3,284     4,170        8,392           2,003
 Administrative charges............................        1,360         184         394       500        1,007             240
                                                         -------      ------      ------    ------       ------          ------
      Total expenses...............................       12,689       1,721       3,678     4,670        9,399           2,243
                                                         -------      ------      ------    ------       ------          ------
      Investment income (loss), net................       49,389      10,578       6,504     4,782       14,342            (155)
Realized gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on
   mutual funds....................................       10,324           -       5,901         -       29,052           3,862
                                                         -------      ------      ------    ------       ------          ------
  Realized gains (losses) on sales of investments:
   Proceeds from sales.............................       71,179      49,379      80,140    37,138       44,178          25,313
   Cost of investments sold........................      (64,242)    (50,307)    (73,039)  (30,763)     (39,696)        (24,333)
                                                         -------      ------      ------    ------       ------          ------
      Total realized gains (losses) on sales
       of investments, net.........................        6,937        (928)      7,101     6,375        4,482             980
                                                         -------      ------      ------    ------       ------          ------
      Realized gains (losses) on investments, net..       17,261        (928)     13,002     6,375       33,534           4,842
  Net change in unrealized appreciation
   (depreciation) on investments...................      (11,955)     (4,657)      9,400    33,282       50,075          14,816
                                                         -------      ------      ------    ------       ------          ------
      Total realized gains (losses) and
       unrealized appreciation (depreciation)
       on investments, net.........................        5,306      (5,585)     22,402    39,657       83,609          19,658
                                                         -------      ------      ------    ------       ------          ------
Net increase (decrease) in net assets from operations    $54,695       4,993      28,906    44,439       97,951          19,503
                                                         =======      ======      ======    ======       ======          ======

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Operations (cont.)
For the period ended September 30, 1996 (unaudited)
(In thousands)

                                                                                                           Templeton
                                                              Templeton  Templeton                       International
                                                               Global   Global Asset    Small    Capital    Smaller      Total
                                                               Growth    Allocation      Cap     Growth    Companies      All
                                                                Fund        Fund        Fund      Fund       Fund        Funds
                                                               -------    --------     ------     -----    ---------     -------
Investment income:
 Dividends reinvested in fund shares......................    $ 6,984          14         34         -            -      333,391
                                                              -------       -----     ------     -----        -----    ---------
Expenses:
 Mortality and expense risk charges.......................      3,875         257        751        60           36       76,012
  Administrative charges..................................        465          31         90         7            4        9,122
                                                              -------       -----     ------     -----        -----    ---------
      Total expenses......................................      4,340         288        841        67           40       85,134
                                                              -------       -----     ------     -----        -----    ---------
      Investment income (loss), net.......................      2,644        (274)      (807)      (67)         (40)     248,257
Realized gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds.....      6,984          27          3         -            -      131,376
                                                              -------       -----     ------     -----        -----    ---------
  Realized gains (losses) on sales of investments:
   Proceeds from sales....................................     11,298       2,331     36,507     2,088        2,068    1,284,252
   Cost of investments sold...............................    (10,384)     (2,218)   (36,457)   (2,130)      (2,040)  (1,204,189)
                                                              -------       -----     ------     -----        -----    ---------
      Total realized gains (losses) on sales
       of investments, net................................        914         113         50       (42)          28       80,063
                                                              -------       -----     ------     -----        -----    ---------
      Realized gains (losses) on investments, net.........      7,898         140         53       (42)          28      211,439
  Net change in unrealized appreciation (depreciation)
   on investments.........................................     26,852       2,585     11,240     1,039          175      (56,424)
                                                              -------       -----     ------     -----        -----    ---------
      Total realized gains (losses) and unrealized
       appreciation (depreciation) on investments, net....     34,750       2,725     11,293       997          203      155,015
                                                              -------       -----     ------     -----        -----    ---------
Net increase (decrease) in net assets from operations.....    $37,394       2,451     10,486       930          163      403,272
                                                              =======       =====     ======     =====        =====    =========

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Changes in Net Assets
For the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995
(In thousands)

                                                                      Growth and
                                            Money Market Fund         Income Fund      Precious Metals Fund    High Income Fund
                                            ----------------        ---------------      ----------------      ----------------
                                             1996       1995        1996       1995       1996       1995       1996       1995
                                           -------    -------      -------    ------     ------     ------     ------    -------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net.......    $ 11,047     17,718      11,032     (1,279)       209         52     24,383     15,167
  Realized gains (losses) on
   investments, net...................           -          -      82,122     21,076      5,814      2,150      6,934      3,298
  Net change in unrealized appreciation
   (depreciation) on investments......           -          -     (54,823)   147,406     (5,112)    (2,147)    (4,282)    27,669
                                          --------    -------     -------    -------    -------     ------    -------    -------
      Net increase (decrease) in
       net assets from operations.....      11,047     17,718      38,331    167,203        911         55     27,035     46,134
                                          --------    -------     -------    -------    -------     ------    -------    -------
 Contract transactions (note 6):
  Purchase payments...................     130,546    190,018     108,174     98,725     19,165     11,049     38,662     47,086
  Transfers between funds.............     (67,884)  (169,358)     32,137    150,088     (4,175)   (17,212)    21,744     46,491
  Surrenders and terminations.........     (86,762)  (120,722)    (78,028)   (73,514)    (8,107)   (11,728)   (30,002)   (43,591)
  Rescissions.........................      (2,174)    (5,198)     (2,759)    (1,783)      (309)      (326)      (515)    (1,643)
  Other transactions (note 2).........         (67)       238         475        240         49        (36)        48         77
                                          --------    -------     -------    -------    -------     ------    -------    -------
      Net increase (decrease)
       in net assets resulting from
       contract transactions..........     (26,341)  (105,022)     59,999    173,756      6,623    (18,253)    29,937     48,420
                                          --------    -------     -------    -------    -------     ------    -------    -------
Increase (decrease) in net assets.....     (15,294)    87,304)     98,330    340,959      7,534    (18,198)    56,972     94,554
                                          --------    -------     -------    -------    -------     ------    -------    -------
Net assets at beginning of period.....     399,935    487,239     812,732    471,773     97,630    115,828    323,580    229,026
                                          --------    -------     -------    -------    -------     ------    -------    -------
Net assets at end of period...........    $384,641    399,935     911,062    812,732    105,164     97,630    380,552    323,580
                                          ========    =======     =======    =======    =======     ======    =======    =======

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Changes in Net Assets (cont.)
For the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995
(In thousands)

                                              Real Estate         U.S. Government                                  Zero Coupon
                                            Securities Fund       Securities Fund       Utility Equity Fund        Fund - 1995
                                            ---------------       ---------------        -----------------        ------------
                                           1996        1995       1996       1995        1996         1995        1996     1995
                                          ------      ------     ------     ------      ------       ------      ------   ------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net.......   $ 6,822      3,361      30,600     30,379      47,164       48,876        -      2,395
  Realized gains (losses) on
   investments, net...................     1,980      1,477       2,334      2,695      23,709        1,589        -        600
  Net change in unrealized appreciation
   (depreciation) on investments......    19,279     22,517     (36,715)    54,968     (65,744)     255,500        -       (597)
                                        --------    -------     -------    -------   ---------    ---------      ---    -------
      Net increase (decrease) in
       net assets from operations.....    28,081     27,355      (3,781)    88,042       5,129      305,965        -      2,398
                                        --------    -------     -------    -------   ---------    ---------      ---    -------
 Contract transactions (note 6):
  Purchase payments...................    20,616     19,829      30,654     47,766      47,586       73,558        -      1,557
  Transfers between funds.............    10,018    (12,435)    (37,143)    (5,307)   (111,925)      10,721        -    (36,522)
  Surrenders and terminations.........   (15,316)   (17,397)    (52,362)   (74,423)   (126,645)    (141,926)       -    (13,413)
  Rescissions.........................      (184)      (277)       (616)    (1,813)       (704)      (1,891)       -        (49)
  Other transactions (note 2).........        (5)        99         391        132         117          537        -         88
                                        --------    -------     -------    -------   ---------    ---------      ---    -------
      Net increase (decrease)
       in net assets resulting from
       contract transactions.........     15,129    (10,181)    (59,076)   (33,645)   (191,571)     (59,001)       -    (48,339)
                                        --------    -------     -------    -------   ---------    ---------      ---    -------
Increase (decrease) in net assets.....    43,210     17,174     (62,857)    54,397    (186,442)     246,964        -    (45,941)
                                        --------    -------     -------    -------   ---------    ---------      ---    -------
Net assets at beginning of period.....   198,773    181,599     559,234    504,837   1,305,495    1,058,531        -     45,941
                                        --------    -------     -------    -------   ---------    ---------      ---    -------
Net assets at end of period...........  $241,983    198,773     496,377    559,234   1,119,053    1,305,495        -          -
                                        ========    =======     =======    =======   =========    =========      ===    =======

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Changes in Net Assets (cont.)
For the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995
(In thousands)

                                                  Zero Coupon           Zero Coupon         Zero Coupon       Templeton Global
                                                  Fund - 2000           Fund - 2005         Fund - 2010    Income Securities Fund
                                                ---------------        -------------       -------------      ----------------
                                                1996       1995       1996      1995      1996      1995      1996        1995
                                               ------     ------     ------    ------    ------     -----    ------      ------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net...........    $ 4,779      2,895     2,989      1,752     2,947     1,068     13,144      5,291
  Realized gains (losses) on
   investments, net.......................      1,155      1,081       555        753     2,803     2,987      1,053       (206)
  Net change in unrealized appreciation
   (depreciation) on investments..........     (7,501)    12,514    (7,919)    13,063   (13,440)   15,696     (7,571)    22,286
                                             --------    -------    ------     ------    ------    ------    -------    -------
      Net increase (decrease) in
       net assets from operations.........     (1,567)    16,490    (4,375)    15,568    (7,690)   19,751      6,626     27,371
                                             --------    -------    ------     ------    ------    ------    -------    -------
 Contract transactions (note 6):
  Purchase payments.......................     10,674     16,203    8,946      13,119     9,868    12,239      9,277     13,098
  Transfers between funds.................     (3,006)    13,339   (1,863)      4,711    (2,662)    9,807    (15,268)   (21,421)
  Surrenders and terminations.............    (10,625)   (10,927)  (4,609)     (4,654)   (4,843)   (5,624)   (20,813)   (29,898)
  Rescissions.............................       (210)      (263)    (144)       (185)     (244)     (469)      (159)      (400)
  Other transactions (note 2).............          7        (17)      (6)        (23)       (6)      177         79         25
                                             --------    -------    ------     ------    ------    ------    -------    -------
      Net increase (decrease) in
       net assets resulting from
       contract transactions..............     (3,160)    18,335     2,324     12,968     2,113    16,130    (26,884)   (38,596)
                                             --------    -------    ------     ------    ------    ------    -------    -------
Increase (decrease) in net assets.........     (4,727)    34,825    (2,051)    28,536    (5,577)   35,881    (20,258)   (11,225)
                                             --------    -------    ------     ------    ------    ------    -------    -------
Net assets at beginning of period.........    110,965     76,140    73,292     44,756    77,136    41,255    220,143    231,368
                                             --------    -------    ------     ------    ------    ------    -------    -------
Net assets at end of period...............   $106,238    110,965    71,241     73,292    71,559    77,136    199,885    220,143
                                             ========    =======    ======     ======    ======    ======    =======    =======

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Changes in Net Assets (cont.)
For the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995
(In thousands)

                                        Investment Grade                                 Adjustable U.S.          Templeton
                                     Intermediate Bond Fund  Income Securities Fund      Government Fund     Pacific Growth Fund
                                        ----------------        -----------------        --------------        ---------------
                                        1996        1995        1996         1995       1996       1995       1996        1995
                                       ------      ------       ------      ------     ------     ------     ------      ------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net....   $ 6,245       3,922       49,389      44,301     10,578      9,723      6,504       1,633
  Realized gains (losses)
   on investments, net.............       817         624       17,261       7,100       (928)    (1,327)    13,002       3,150
  Net change in unrealized appreciation
   (depreciation) on investments...    (5,448)      7,237      (11,955)    145,457     (4,657)     6,258      9,400      14,929
                                     --------     -------    ---------   ---------    -------    -------    -------     -------
      Net increase (decrease) in
       net assets from operations..     1,614      11,783       54,695     196,858      4,993     14,654     28,906      19,712
                                     --------     -------    ---------   ---------    -------    -------    -------     -------
 Contract transactions (note 6):
  Purchase payments................    10,867      15,136      123,761     145,910     26,484     43,555     27,216      27,022
  Transfers between funds..........   (12,899)        364      (21,216)     33,034    (41,567)   (75,287)    14,650     (52,319)
  Surrenders and terminations......   (12,222)    (16,323)    (107,757)   (125,202)   (18,519)   (27,666)   (26,399)    (35,125)
  Rescissions......................      (243)       (379)      (2,683)     (3,470)      (559)    (1,087)      (323)     (1,057)
  Other transactions (note 2)......         7         (24)         475         670         31        296        125         (45)
                                     --------     -------    ---------   ---------    -------    -------    -------     -------
      Net increase (decrease) in
       net assets resulting from
       contract transactions.......   (14,490)     (1,226)      (7,420)     50,942    (34,130)   (60,189)    15,269     (61,524)
                                     --------     -------    ---------   ---------    -------    -------    -------     -------
Increase (decrease) in net assets..   (12,876)     10,557       47,275     247,800    (29,137)   (45,535)    44,175     (41,812)
                                     --------     -------    ---------   ---------    -------    -------    -------     -------
Net assets at beginning of period..   149,882     139,325    1,175,143     927,343    174,507    220,042    306,843     348,655
                                     --------     -------    ---------   ---------    -------    -------    -------     -------
Net assets at end of period........  $137,006     149,882    1,222,418   1,175,143    145,370    174,507    351,018     306,843
                                     ========     =======    =========   =========    =======    =======    =======     =======

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Changes in Net Assets (cont.)
For the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995
(In thousands)

                                                                                            Templeton
                                                Rising         Templeton International Developing Markets         Templeton
                                            Dividends Fund           Equity Fund           Equity Fund       Global Growth Fund
                                           ----------------        ---------------       ---------------       --------------
                                           1996        1995       1996        1995       1996       1995      1996        1995
                                          -------     ------    -------      ------     ------     ------    ------      ------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net.......    $ 4,782      2,452     14,342       1,998      (155)    (1,241)     2,644      (2,008)
  Realized gains (losses))
   on investments, net................      6,375      1,323     33,534      20,155     4,842       (277)     7,898         303
  Net change in unrealized appreciation
   (depreciation) on investments......     33,282     81,539     50,075      42,587    14,816      3,149     26,852      26,429
                                         --------    -------    -------     -------   -------    -------    -------     -------
      Net increase (decrease) in
       net assets from operations.....     44,439     85,314     97,951      64,740    19,503      1,631     37,394      24,724
                                         --------    -------    -------     -------   -------    -------    -------     -------
 Contract transactions (note 6):
  Purchase payments...................     39,976     42,756     82,272      99,403    44,265     42,027    108,253     119,490
  Transfers between funds.............      4,268     50,303     43,384     (30,418)   34,064     22,865     36,808      46,237
  Surrenders and terminations.........    (33,266)   (35,907)   (61,709)    (72,338)  (11,567)    (7,387)   (21,325)    (15,658)
  Rescissions.........................       (827)      (750)    (1,331)     (2,115)     (469)    (1,069)    (1,349)     (1,966)
  Other transactions (note 2).........        129        131        352          59        45        (55)        60          64
                                         --------    -------    -------     -------   -------    -------    -------     -------
      Net increase (decrease) in
       net assets resulting from
       contract transactions..........     10,280     56,533     62,968      (5,409)   66,338     56,381    122,447     148,167
                                         --------    -------    -------     -------   -------    -------    -------     -------
Increase (decrease) in net assets.....     54,719    141,847    160,919      59,331    85,841     58,012    159,841     172,891
                                         --------    -------    -------     -------   -------    -------    -------     -------
Net assets at beginning of period.....    422,992    281,145    794,670     735,339   150,481     92,469    322,284     149,393
                                         --------    -------    -------     -------   -------    -------    -------     -------
Net assets at end of period...........   $477,711    422,992    955,589     794,670   236,322    150,481    482,125     322,284
                                         ========    =======    =======     =======   =======    =======    =======     =======

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Changes in Net Assets (cont.)
For the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995
(In thousands)

                                                       Templeton                                                   Templeton
                                                     Global Asset                                             International Smaller
                                                    Allocation Fund      Small Cap Fund   Capital Growth Fund    Companies Fund
                                                    --------------        -------------      -------------       --------------
                                                   1996        1995      1996      1995     1996       1995     1996       1995
                                                  ------      ------    ------    ------   ------     ------   ------     ------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net................  $  (274)       127      (807)      (25)     (67)         -      (40)         -
  Realized gains (losses) on investments, net..      140         71        53         -      (42)         -       28          -
  Net change in unrealized appreciation
   (depreciation) on investments...............    2,585        323    11,240       183    1,039          -      175          -
                                                 -------     ------   -------     -----   ------      -----    -----       ----
      Net increase (decrease) in net assets
       from operations.........................    2,451        521    10,486       158      930          -      163          -
                                                 -------     ------   -------     -----   ------      -----    -----       ----
 Contract transactions (note 6):
  Purchase payments............................   13,714      5,580    36,808     2,140    6,645          -    3,208          -
  Transfers between funds......................   10,350      9,316    83,168    11,013   12,393          -    6,128          -
  Surrenders and terminations..................   (1,316)    (1,163)   (6,263)      (36)    (156)         -     (127)         -
  Rescissions..................................      (80)       (27)     (278)      (19)     (45)         -      (36)         -
  Other transactions (note 2)..................       23          7       197         4       10          -      (10)         -
                                                 -------     ------   -------    ------   ------      -----    -----       ----
      Net increase (decrease) in net assets
       resulting from contract transactions....   22,691     13,713   113,632    13,102   18,847          -    9,163          -
                                                 -------     ------   -------    ------   ------      -----    -----       ----
Increase (decrease) in net assets..............   25,142     14,234   124,118    13,260   19,777          -    9,326          -
                                                 -------     ------   -------    ------   ------      -----    -----       ----
Net assets at beginning of period..............   14,234          -    13,260         -        -          -        -          -
                                                 -------     ------   -------    ------   ------      -----    -----       ----
Net assets at end of period....................  $39,376     14,234   137,378    13,260   19,777          -    9,326          -
                                                 =======     ======   =======    ======   ======      =====    =====       ====

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
===========================================================================================================================

Financial Statements (cont.)

Statements of Changes in Net Assets (cont.)
For the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995
(In thousands)

                                                                                                             Total All Funds
                                                                                                           -------------------
                                                                                                            1996         1995
                                                                                                           ------       ------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net......................................................................    $ 248,257      188,557
  Realized gains (losses) on investments, net........................................................      211,439       68,622
  Net change in unrealized appreciation (depreciation) on investments................................      (56,424)     896,966
                                                                                                        ----------    ---------
      Net increase (decrease) in net assets from operations..........................................      403,272    1,154,145
                                                                                                        ----------    ---------
 Contract transactions (note 6):
  Purchase payments..................................................................................      957,637    1,087,266
  Transfers between funds............................................................................      (10,496)     (11,990)
  Surrenders and terminations........................................................................     (738,738)    (884,622)
  Rescissions........................................................................................      (16,241)     (26,236)
  Other transactions (note 2)........................................................................        2,526        2,644
                                                                                                        ----------    ---------
      Net increase (decrease) in net assets resulting from contract transactions.....................      194,688      167,062
                                                                                                        ----------    ---------
Increase (decrease) in net assets....................................................................      597,960    1,321,207
                                                                                                        ----------    ---------
Net assets at beginning of period....................................................................    7,703,211    6,382,004
                                                                                                        ----------    ---------
Net assets at end of period..........................................................................   $8,301,171    7,703,211
                                                                                                        ==========    =========

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
================================================================================

Notes to Financial Statements
September 30, 1996 (unaudited)

1. Organization

Allianz Life Variable Account B (Variable Account) is a segregated investment account of Allianz Life Insurance Company of North America (Allianz Life) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (as amended). The Variable Account was established on May 31, 1985 and commenced operations January 24, 1989. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.

The Variable Account's assets are the property of Allianz Life and are held for the benefit of the owners and other persons entitled to payments under variable annuity contracts issued through the Variable Account and underwritten by Allianz Life. The assets of the Variable Account, equal to the reserves and other liabilities of the Variable Account, are not chargeable with liabilities that arise from any other business which Allianz Life may conduct.

The Variable Account's sub-accounts may invest, at net asset values, in one or more of the funds of the Franklin Valuemark Funds (FVF), managed by Franklin Advisers, Inc., in accordance with the selection made by the contract owner. Not all funds are available as investment options for the products which comprise the Variable Account.

Certain officers and trustees of the FVF are also officers and/or directors of Franklin Advisers, Inc. and/or Allianz Life.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments of the Variable Account are valued daily at market value using net asset values provided by Franklin Advisers, Inc.

Realized investment gains include realized gain distributions received from the respective funds and gains on the sale of fund shares as determined by the average cost method. Realized gain distributions are reinvested in the respective funds. Dividend distributions received from the FVF are reinvested in additional shares of the FVF and are recorded as income to the Variable Account on the ex-dividend date.

A Fixed Account investment option is available to deferred annuity contract owners. This account is comprised of equity and fixed income investments which are part of the general assets of Allianz Life. The liabilities of the Fixed Account are part of the general obligations of Allianz Life and are not included in the Variable Account. The guaranteed minimum rate of return on the Fixed Account is 3%.

The Templeton Global Asset Allocation Fund, Fixed Account and Small Cap Fund were added as available investment options on May 1, 1995, October 1, 1995 and November 1, 1995, respectively. The Zero Coupon - 1995 Fund matured and was closed on December 15, 1995. The Capital Growth Fund and Templeton International Smaller Companies Fund were added as available investment options on May 1, 1996.

On May 1, 1995, the Equity Growth Fund name was changed to Growth and Income Fund. The Global Income Fund name was changed to Templeton Global Income Securities Fund on May 1, 1996.

Contracts in Annuity Payment Period

Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return
(AIR) equal to the AIR of the specific contracts, either 3% or 5%. Charges to annuity reserves for mortality and risk expense are reimbursed to Allianz Life if the reserves required are less than originally estimated. If additional reserves are required, Allianz Life reimburses the account.

Expenses

Asset Based Expenses

A mortality and expense risk charge is deducted from the Variable Account on a daily basis equal, on an annual basis, to 1.25% of the daily net assets of the Variable Account.

An administrative charge is deducted from the Variable Account on a daily basis equal, on an annual basis, to 0.15% of the daily net assets of the Variable Account.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
================================================================================

Notes to Financial Statements (cont.)
September 30, 1996 (unaudited)

2. Significant Accounting Policies (cont.)

Expenses (cont.)

Contract Based Expenses

A contract maintenance charge is paid by the contract owner annually from each deferred annuity contract by liquidating contract units at the end of the contract year and at the time of full surrender. The amount of the charge is $30 each year. Contract maintenance charges paid by the contract owners during the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995 were $3,358,013 and $4,294,361, respectively. These contract charges are reflected in the Statements of Changes in Net Assets as other transactions.

A contingent deferred sales charge is deducted from the contract value at the time of a surrender. This charge applies only to a surrender of purchase payments received within five years of the date of surrender. For this purpose, purchase payments are allocated on a first-in, first-out basis. The amount of the contingent deferred sales charge is calculated by: (a) allocating purchase payments to the amount surrendered; and (b) multiplying each allocated purchase payment that has been held under the contract for the period shown below by the charge shown below:

             Valuemark II                            Valuemark III
     ---------------------------             ----------------------------
     Years Since Payment  Charge             Years Since Payment   Charge
     -------------------  ------             -------------------   ------
             0-1            5%                       0-1             6%
             1-2            5%                       1-2             5%
             2-3            4%                       2-3             4%
             3-4            3%                       3-4             3%
             4-5           1.5%                      4-5            1.5%
             5+             0%                       5+              0%

and (c) adding the products of each multiplication in (b) above.

A deferred annuity contract owner may, not more frequently than once annually on a cumulative basis, make a surrender each contract year of fifteen percent (15%) of purchase payments paid, less any prior surrenders, without incurring a contingent deferred sales charge. For a partial surrender, the contingent deferred sales charge will be deducted from the remaining contract value, if sufficient; otherwise it will be deducted from the amount surrendered. Total contingent deferred sales charges paid by the contract owners for the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995 were $7,893,373 and $12,373,225, respectively.

Currently, twelve transfers are permitted each contract year. Thereafter, the fee is $25 per transfer, or 2% of the amount transferred, if less. Currently, transfers associated with the dollar cost averaging program are not counted. Total transfer charges paid by the contract owners for the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995 were $66,609 and $119,180, respectively. Transfer charges are reflected in the Statements of Changes in Net Assets as other transactions. Transfers to the Fixed Account for the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995 were $10,495,680 and $11,989,631, respectively.

Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. Allianz Life may, in its sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right Allianz Life may have to deduct such amounts at a later date.

On certain contracts, a systematic withdrawal plan is available which allows an owner to withdraw up to 9% of purchase payments less prior surrenders annually, paid monthly or quarterly, without incurring a contingent deferred sales charge. The exercise of the systematic withdrawal plan in any contract year replaces the 15% penalty free privilege for that year.

A rescission is defined as a contract that is returned to the Company by the Contract Owner and canceled within the free-look period, generally within 10 days.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
================================================================================

Notes to Financial Statements (cont.)
September 30, 1996 (unaudited)

3. Capitalization

Allianz Life provides capital for the establishment of new funds as investment options of the Variable Account. The capitalization transactions were as follows during the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995:

                                                  Capitalization    Date of     Market Value    Date of      Current
Fund                                                  Amount     Capitalization at Withdrawal Withdrawal  Market Value
-------------------------------------------------    --------       --------      --------      -------     --------
Templeton Global Asset Allocation Fund...........    $500,000       4/18/95       $525,500     12/21/95            -
Small Cap Fund...................................     250,000       9/18/95        313,250      5/29/96            -
Capital Growth Fund..............................     250,000       4/30/96              -            -     $272,750
Templeton International Smaller Companies Fund...     250,000       4/30/96              -            -      260,250

4. Investment Transactions

The sub-account purchases of fund shares, including reinvestment of dividend distributions, were as follows during the period ended September 30, 1996 (unaudited) (in thousands):

Money Market Fund.................................    $320,036
Growth and Income Fund............................     204,624
Precious Metals Fund..............................      65,513
High Income Fund..................................     119,282
Real Estate Securities Fund.......................      35,156
U.S. Government Securities Fund...................      41,577
Utility Equity Fund...............................      73,259
Zero Coupon Fund - 2000...........................      15,222
Zero Coupon Fund - 2005...........................      11,740
Zero Coupon Fund - 2010...........................      29,221
Templeton Global Income Securities Fund...........      20,909
Investment Grade Intermediate Bond Fund...........      15,348
Income Securities Fund............................     122,983
Adjustable U.S. Government Fund...................      25,745
Templeton Pacific Growth Fund.....................     107,678
Rising Dividends Fund.............................      51,990
Templeton International Equity Fund...............     150,165
Templeton Developing Markets Equity Fund..........      95,316
Templeton Global Growth Fund......................     143,279
Templeton Global Asset Allocation Fund............      24,673
Small Cap Fund....................................     149,330
Capital Growth Fund...............................      20,935
Templeton International Smaller Companies Fund....      11,230

5. Federal Income Taxes

Operations of the Variable Account form a part of, and are taxed with, operations of Allianz Life, which is taxed as a life insurance company under the Internal Revenue Code.

Allianz Life does not expect to incur any federal income taxes in the operation of the Variable Account. If, in the future, Allianz Life determines that the Variable Account may incur federal income taxes, it may then assess a charge against the Variable Account for such taxes.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
================================================================================

Notes to Financial Statements (cont.)
September 30, 1996 (unaudited)

6. Contract Transactions - Accumulation Unit Activity (In thousands)

Transactions in units for each fund for the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995 were as follows:

                                                          Growth                         Real        U.S.                 Zero
                                                Money       and    Precious    High     Estate    Government    Utility  Coupon
                                               Market     Income    Metals    Income  Securities  Securities    Equity   Fund -
                                                Fund       Fund      Fund      Fund      Fund        Fund        Fund     1995
                                               ------      -----    ------     -----    ------      -------     ------    -----
Accumulation units outstanding at
 December 31, 1994..........................   39,437     35,695     8,285    15,679    11,645      36,490      70,082    3,195
Contract transactions:
 Purchase payments..........................   15,069      6,403       796     2,877     1,233       3,115       4,303      106
 Transfers between funds....................  (13,495)     9,757    (1,290)    2,959      (792)       (266)        736   (2,398)
 Surrenders and terminations................   (9,580)    (4,859)     (846)   (2,661)   (1,077)     (4,916)     (8,372)    (905)
 Rescissions................................     (410)      (118)      (24)     (102)      (17)       (118)       (113)      (3)
 Other transactions.........................       19         15        (2)        4         6           8          33        5
                                               ------     ------    ------    ------    ------      ------      ------    -----
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions...........   (8,397)    11,198    (1,366)    3,077      (647)     (2,177)     (3,413)  (3,195)
                                               ------     ------    ------    ------    ------      ------      ------    -----
Accumulation units outstanding at
 December 31, 1995..........................   31,040     46,893     6,919    18,756    10,998      34,313      66,669        -
                                               ======     ======    ======    ======    ======      ======      ======    =====
Contract transactions (unaudited):
 Purchase payments..........................    9,952      6,062     1,181     2,176     1,082       1,913       2,428        -
 Transfers between funds....................   (5,155)     1,748      (349)    1,186       509      (2,323)     (5,781)       -
 Surrenders and terminations................   (6,622)    (4,399)     (507)   (1,685)     (809)     (3,273)     (6,479)       -
 Rescissions................................     (166)      (155)      (19)      (29)      (10)        (38)        (36)       -
 Other transactions.........................       (5)        27         3         3         -          24           6        -
                                               ------     ------     -----    ------    ------      ------      ------    -----
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions...........   (1,996)     3,283       309     1,651       772      (3,697)     (9,862)       -
                                               ------     ------     -----    ------    ------      ------      ------    -----
Accumulation units outstanding at
 September 30, 1996 (unaudited).............   29,044     50,176     7,228    20,407    11,770      30,616      56,807        -
                                               ======     ======     =====    ======    ======      ======      ======    =====

                                         Zero      Zero     Zero      Templeton   Investment              Adjustable    Templeton
                                        Coupon    Coupon   Coupon   Global Income    Grade      Income       U.S.        Pacific
                                        Fund -    Fund -   Fund -    Securities  Intermediate Securities  Government     Growth
                                         2000      2005     2010        Fund       Bond Fund     Fund        Fund         Fund
                                         -----     -----    -----     ---------    --------     -------    --------      -------
Accumulation units outstanding at
 December 31, 1994...................    4,953     2,780    2,589       16,855       9,772       56,569      19,865      27,231
Contract transactions:
 Purchase payments...................      966       715      652          904       1,016        7,979       3,753       2,065
 Transfers between funds.............      800       269      511       (1,494)         30        1,879      (6,551)     (4,013)
 Surrenders and terminations.........     (636)     (249)    (297)      (2,058)     (1,099)      (6,965)     (2,397)     (2,714)
 Rescissions.........................      (16)      (10)     (27)         (28)        (25)        (192)        (95)        (82)
 Other transactions..................       (1)       (1)       9            2          (2)          39          25          (4)
                                         -----     -----    -----       ------       -----       ------      ------      ------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions....    1,113       724      848       (2,674)        (80)       2,740      (5,265)     (4,748)
                                         -----     -----    -----       ------       -----       ------      ------      ------
Accumulation units outstanding at
 December 31, 1995...................    6,066     3,504    3,437       14,181       9,692       59,309      14,600      22,483
                                         =====     =====    =====       ======       =====       ======      ======      ======
Contract transactions (unaudited):
 Purchase payments...................      596       456      488          599         703        6,109       2,190       1,835
 Transfers between funds.............     (169)      (94)    (121)        (987)       (829)      (1,064)     (3,429)      1,042
 Surrenders and terminations.........     (592)     (235)    (239)      (1,343)       (790)      (5,348)     (1,524)     (1,785)
 Rescissions.........................      (12)       (7)     (12)         (10)        (16)        (133)        (46)        (22)
 Other transactions..................        -         -        -            5           1           24           3           9
                                         -----     -----    -----       ------       -----       ------      ------      ------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions....     (177)      120      116       (1,736)       (931)        (412)     (2,806)      1,079
                                         -----     -----    -----       ------       -----       ------      ------      ------
Accumulation units outstanding at
 September 30, 1996 (unaudited)......    5,889     3,624    3,553       12,445       8,761       58,897      11,794      23,562
                                         =====     =====    =====       ======       =====       ======      ======      ======

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
================================================================================

Notes to Financial Statements (cont.)
September 30, 1996 (unaudited)

6. Contract Transactions - Accumulation Unit Activity (In thousands) (cont.)

                                                         Templeton             Templeton                    Templeton
                                             Templeton  Developing  Templeton   Global                    International
                                  Rising   International  Markets    Global      Asset     Small  Capital    Smaller      Total
                                 Dividends    Equity      Equity     Growth   Allocation    Cap   Growth    Companies      All
                                   Fund        Fund        Fund       Fund       Fund      Fund    Fund       Fund        Funds
                                  ------     --------     -------    -------    -------    -----   -----    --------     ------
Accumulation units outstanding
 at December 31, 1994.........    28,778      60,464       9,774      14,637         -          -       -        -       474,775
Contract transactions:
 Purchase payments............     3,782       7,774       4,364      10,991       538        212       -        -        79,613
 Transfers between funds......     4,493      (2,530)      2,372       4,306       916      1,096       -        -        (2,705)
 Surrenders and
  terminations................    (3,208)     (5,662)       (773)     (1,448)     (114)        (4)      -        -       (60,840)
 Rescissions..................       (68)       (168)       (112)       (183)       (3)        (2)      -        -        (1,916)
 Other transactions...........        12           5          (7)          6         1          -       -        -           172
                                  ------      ------      ------      ------     -----      -----   -----      ---       -------
      Net increase (decrease)
       in accumulation units
       resulting from
       contract transactions..     5,011        (581)      5,844      13,672     1,338      1,302       -        -        14,324
                                  ------      ------      ------      ------     -----      -----   -----      ---       -------
Accumulation units outstanding
 at December 31, 1995.........    33,789      59,883      15,618      28,309     1,338      1,302       -        -       489,099
                                  ======      ======      ======      ======     =====      =====   =====      ===       =======
Contract transactions (unaudited):
 Purchase payments............     3,070       5,713       4,103       8,833     1,201      3,166     638      313        64,807
 Transfers between funds......       290       2,992       3,145       2,981       920      7,128   1,189      605         3,434
 Surrenders and terminations..    (2,552)     (4,302)     (1,078)     (1,750)     (117)      (555)    (15)     (12)      (46,011)
 Rescissions..................       (64)        (93)        (44)       (111)       (7)       (24)     (4)      (4)       (1,062)
 Other transactions...........        10          25           4           5         2         17       1       (1)          163
                                  ------      ------      ------      ------     -----      -----   -----      ---       -------
      Net increase (decrease)
       in accumulation units
       resulting from
       contract transactions..       754       4,335       6,130       9,958     1,999      9,732   1,809      901        21,331
                                  ------      ------      ------      ------     -----      -----   -----      ---       -------
Accumulation units outstanding at
 September 30, 1996 (unaudited)   34,543      64,218      21,748      38,267     3,337     11,034   1,809      901       510,430
                                  ======      ======      ======      ======     =====      =====   =====      ===       =======




                       ALLIANZ LIFE VARIABLE ACCOUNT B

                                      of

               ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA


                             Financial Statements


                              December 31, 1995

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

INDEPENDENT AUDITORS' REPORT

The Board of Directors of Allianz Life Insurance Company of North America and Contract Owners of Allianz Life Variable Account B:

We have audited the accompanying statements of assets and liabilities of the sub-accounts of Allianz Life Variable Account B as of December 31, 1995, the related statements of operations for the year then ended and the statements of changes in net assets for each of the years in the two-years then ended.
These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
Investment securities held in custody for the benefit of the Variable Account were confirmed to us by the Franklin Valuemark Funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of the sub-accounts of Allianz Life Variable Account B at December 31, 1995, the results of their operations for the year then ended and the changes in their net assets for each of the years in the two-years then ended, in conformity with generally accepted accounting principles.



                                             KPMG Peat Marwick LLP


Minneapolis, Minnesota
January 22, 1996


                                     ALLIANZ LIFE VARIABLE ACCOUNT B
                                                    of
                             ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                   Statements of Assets and Liabilities

                                            December 31, 1995

                                              (In thousands)

                                                        Growth                         Real        U.S.
                                               Money      and    Precious   High      Estate    Government
                                               Market   Income    Metals   Income   Securities  Securities
                                                Fund     Fund      Fund     Fund       Fund        Fund
                                              --------  -------  --------  -------  ----------  ----------
Investments at net asset value:

 Franklin Valuemark Funds:
  Money Market Fund, 400,242
   shares, cost $400,242                      $400,242        -         -        -           -           -
  Growth and Income Fund, 47,441
   shares, cost $642,464                             -  813,146         -        -           -           -
  Precious Metals Fund,
   6,938 shares, cost $95,110                        -        -    97,687        -           -           -
  High Income Fund, 23,702
   shares, cost $297,487                             -        -         -  323,767           -           -
  Real Estate Securities Fund,
   11,432 shares, cost $172,084                      -        -         -        -     198,914           -
  U.S. Government Securities Fund,
   39,967 shares, cost $517,705                      -        -         -        -           -     559,540
                                              --------  -------  --------  -------  ----------  ----------

     Total assets                              400,242  813,146    97,687  323,767     198,914     559,540
                                              --------  -------  --------  -------  ----------  ----------

Liabilities:

 Accrued mortality and expense risk charges        274      370        51      167         126         273
 Accrued administrative charges                     33       44         6       20          15          33
                                              --------  -------  --------  -------  ----------  ----------

     Total liabilities                             307      414        57      187         141         306
                                              --------  -------  --------  -------  ----------  ----------

     Net assets                               $399,935  812,732    97,630  323,580     198,773     559,234
                                              ========  =======  ========  =======  ==========  ==========

Contract owners' equity:

 Contracts in accumulation period (note 6)    $399,901  811,706    97,630  323,580     198,773     559,234
 Contracts in annuity payment
  period (note 2)                                   34    1,026         -        -           -           -
                                              --------  -------  --------  -------  ----------  ----------

     Total contract owners' equity            $399,935  812,732    97,630  323,580     198,773     559,234
                                              ========  =======  ========  =======  ==========  ==========


See accompanying notes to financial statements.


                             ALLIANZ LIFE VARIABLE ACCOUNT B
                                            of
                     ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                     Statements of Assets and Liabilities (Continued)

                                    December 31, 1995

                                      (In thousands)

                                                           Zero     Zero    Zero
                                               Utility    Coupon   Coupon  Coupon  Global
                                                Equity    Fund -   Fund -  Fund -  Income
                                                 Fund      2000     2005    2010    Fund
                                              ----------  -------  ------  ------  -------
Investments at net asset value:

 Franklin Valuemark Funds:
  Utility Equity Fund, 72,973
   shares, cost $1,140,098                    $1,306,215        -       -       -        -
  Zero Coupon Fund - 2000,
   7,059 shares, cost $97,854                          -  111,030       -       -        -
  Zero Coupon Fund - 2005,
   4,220 shares, cost $61,163                          -        -  73,337       -        -
  Zero Coupon Fund - 2010,
   4,278 shares, cost $63,295                          -        -       -  77,181        -
  Global Income Fund, 16,365
   shares, cost $208,411                               -        -       -       -  220,267
                                              ----------  -------  ------  ------  -------

     Total assets                              1,306,215  111,030  73,337  77,181  220,267
                                              ----------  -------  ------  ------  -------

Liabilities:

 Accrued mortality and expense risk charges          643       58      40      40      111
 Accrued administrative charges                       77        7       5       5       13
                                              ----------  -------  ------  ------  -------

     Total liabilities                               720       65      45      45      124
                                              ----------  -------  ------  ------  -------

     Net assets                               $1,305,495  110,965  73,292  77,136  220,143
                                              ==========  =======  ======  ======  =======

Contract owners' equity:

 Contracts in accumulation period (note 6)    $1,304,348  110,965  73,292  77,136  220,143
 Contracts in annuity payment
  period (note 2)                                  1,147        -       -       -        -
                                              ----------  -------  ------  ------  -------

     Total contract owners' equity            $1,305,495  110,965  73,292  77,136  220,143
                                              ==========  =======  ======  ======  =======


See accompanying notes to financial statements.


                                            ALLIANZ LIFE VARIABLE ACCOUNT B
                                                           of
                                    ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                    Statements of Assets and Liabilities (Continued)

                                                   December 31, 1995

                                                     (In thousands)

                                               Investment                Adjustable  Templeton               Templeton
                                                  Grade        Income       U.S.      Pacific    Rising    International
                                              Intermediate   Securities  Government   Growth    Dividends     Equity
                                                Bond Fund       Fund        Fund       Fund       Fund         Fund
                                              -------------  ----------  ----------  ---------  ---------  -------------
Investments at net asset value:

 Franklin Valuemark Funds:
  Investment Grade Intermediate Bond
   Fund, 10,675 shares, cost $141,092         $     149,978           -           -          -          -              -
  Income Securities Fund, 71,388
   shares, cost $1,051,796                                -   1,175,760           -          -          -              -
  Adjustable U.S. Government Fund,
   16,228 shares, cost $175,816                           -           -     174,610          -          -              -
  Templeton Pacific Growth Fund,
   22,071 shares, cost $293,424                           -           -           -    307,008          -              -
  Rising Dividends Fund, 33,432
   shares, cost $356,060                                  -           -           -          -    423,255              -
  Templeton International Equity Fund,
   59,699 shares, cost $741,003                           -           -           -          -          -        795,190
                                              -------------  ----------  ----------  ---------  ---------  -------------

     Total assets                                   149,978   1,175,760     174,610    307,008    423,255        795,190
                                              -------------  ----------  ----------  ---------  ---------  -------------

Liabilities:

 Accrued mortality and expense risk charges              86         551          92        147        235            464
 Accrued administrative charges                          10          66          11         18         28             56
                                              -------------  ----------  ----------  ---------  ---------  -------------

     Total liabilities                                   96         617         103        165        263            520
                                              -------------  ----------  ----------  ---------  ---------  -------------

     Net assets                               $     149,882   1,175,143     174,507    306,843    422,992        794,670
                                              =============  ==========  ==========  =========  =========  =============

Contract owners' equity:

 Contracts in accumulation period (note 6)    $     149,882   1,173,447     174,507    306,448    422,318        794,226
 Contracts in annuity payment
  period (note 2)                                         -       1,696           -        395        674            444
                                              -------------  ----------  ----------  ---------  ---------  -------------

     Total contract owners' equity            $     149,882   1,175,143     174,507    306,843    422,992        794,670
                                              =============  ==========  ==========  =========  =========  =============


See accompanying notes to financial statements.


                                  ALLIANZ LIFE VARIABLE ACCOUNT B
                                                of
                          ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                         Statements of Assets and Liabilities (Continued)

                                         December 31, 1995

                                          (In thousands)

                                               Templeton              Templeton
                                              Developing   Templeton    Global
                                                Markets     Global      Asset     Small     Total
                                                Equity      Growth    Allocation   Cap       All
                                                 Fund        Fund        Fund      Fund     Funds
                                              -----------  ---------  ----------  ------  ---------
Investments at net asset value:

 Franklin Valuemark Funds:
  Templeton Developing Markets Equity
   Fund, 15,394 shares, cost $153,792         $   150,553          -           -       -
  Templeton Global Growth Fund,
   27,442 shares, cost $295,657                         -    322,442           -       -
  Templeton Global Asset Allocation
   Fund, 1,364 shares, cost $14,024                     -          -      14,347       -
  Small Cap Fund, 1,299 shares,
   cost $13,104                                         -          -           -  13,287
                                              -----------  ---------  ----------  ------

     Total assets                                 150,553    322,442      14,347  13,287  7,707,756
                                              -----------  ---------  ----------  ------  ---------

Liabilities:

 Accrued mortality and expense risk charges            64        141         101      24      4,058
 Accrued administrative charges                         8         17          12       3        487
                                              -----------  ---------  ----------  ------  ---------

     Total liabilities                                 72        158         113      27      4,545
                                              -----------  ---------  ----------  ------  ---------

     Net assets                               $   150,481    322,284      14,234  13,260  7,703,211
                                              ===========  =========  ==========  ======  =========

Contract owners' equity:

 Contracts in accumulation period (note 6)    $   149,649    320,997      14,167  13,211  7,695,560
 Contracts in annuity payment
  period (note 2)                                     832      1,287          67      49      7,651
                                              -----------  ---------  ----------  ------  ---------

     Total contract owners' equity            $   150,481    322,284      14,234  13,260  7,703,211
                                              ===========  =========  ==========  ======  =========


See accompanying notes to financial statements.


                                       ALLIANZ LIFE VARIABLE ACCOUNT B
                                                      of
                               ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                           Statements of Operations

                                     For the year ended December 31, 1995

                                                (In thousands)

                                                        Growth                           Real         U.S.
                                             Money       and     Precious     High      Estate     Government
                                             Market     Income    Metals     Income   Securities   Securities
                                              Fund       Fund      Fund       Fund       Fund         Fund
                                           ----------  --------  ---------  --------  -----------  -----------
Investment income:
  Dividends reinvested in fund shares      $  23,692     7,314      1,546    19,247        5,958       37,956
                                           ----------  --------  ---------  --------  -----------  -----------

Expenses:
  Mortality and expense risk charges           5,334     7,672      1,334     3,643        2,319        6,765
  Administrative charges                         640       921        160       437          278          812
                                           ----------  --------  ---------  --------  -----------  -----------

     Total expenses                            5,974     8,593      1,494     4,080        2,597        7,577
                                           ----------  --------  ---------  --------  -----------  -----------

     Investment income (loss), net            17,718    (1,279)        52    15,167        3,361       30,379

Realized gains (losses) and
 unrealized appreciation
 (depreciation) on investments:
  Realized capital gain
   distributions on mutual funds                   -    15,921      1,145         -            -            -
                                           ----------  --------  ---------  --------  -----------  -----------
  Realized gains (losses)
   on sales of investments:
   Proceeds from sales                       421,429    39,408     64,829    49,344       34,264       84,760
   Cost of investments sold                 (421,429)  (34,253)   (63,824)  (46,046)     (32,787)     (82,065)
                                           ----------  --------  ---------  --------  -----------  -----------
     Total realized gains (losses) on
      sales of investments, net                    -     5,155      1,005     3,298        1,477        2,695
                                           ----------  --------  ---------  --------  -----------  -----------

     Realized gains (losses)
      on investments, net                          -    21,076      2,150     3,298        1,477        2,695

 Net change in unrealized appreciation
  (depreciation) on investments                    -   147,406     (2,147)   27,669       22,517       54,968
                                           ----------  --------  ---------  --------  -----------  -----------

     Total realized gains (losses)
      and unrealized appreciation
      (depreciation) on investments, net           -   168,482          3    30,967       23,994       57,663
                                           ----------  --------  ---------  --------  -----------  -----------

Net increase (decrease) in
 net assets from operations                $  17,718   167,203         55    46,134       27,355       88,042
                                           ==========  ========  =========  ========  ===========  ===========


See accompanying notes to financial statements.


                                  ALLIANZ LIFE VARIABLE ACCOUNT B
                                                 of
                          ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                Statements of Operations (Continued)

                                For the year ended December 31, 1995

                                           (In thousands)

                                                       Zero      Zero     Zero      Zero
                                          Utility     Coupon    Coupon   Coupon    Coupon    Global
                                           Equity     Fund -    Fund -   Fund -    Fund -    Income
                                            Fund       1995      2000     2005      2010      Fund
                                         ----------  --------  --------  -------  --------  --------
Investment income:
  Dividends reinvested in fund shares    $  65,100     2,930     4,248    2,593     1,881     8,424
                                         ----------  --------  --------  -------  --------  --------

Expenses:
  Mortality and expense risk charges        14,486       478     1,208      751       726     2,797
  Administrative charges                     1,738        57       145       90        87       336
                                         ----------  --------  --------  -------  --------  --------

     Total expenses                         16,224       535     1,353      841       813     3,133
                                         ----------  --------  --------  -------  --------  --------

     Investment income (loss), net          48,876     2,395     2,895    1,752     1,068     5,291

Realized gains (losses) and
 unrealized appreciation
 (depreciation) on investments:
  Realized capital gain
   distributions on mutual funds                 -        14         -        -         -         -
                                         ----------  --------  --------  -------  --------  --------
  Realized gains (losses)
   on sales of investments:
   Proceeds from sales                     134,789    53,632    11,775    8,345    34,323    54,834
   Cost of investments sold               (133,200)  (53,046)  (10,694)  (7,592)  (31,336)  (55,040)
                                         ----------  --------  --------  -------  --------  --------
     Total realized gains (losses) on
      sales of investments, net              1,589       586     1,081      753     2,987      (206)
                                         ----------  --------  --------  -------  --------  --------

     Realized gains (losses)
      on investments, net                    1,589       600     1,081      753     2,987      (206)

 Net change in unrealized appreciation
  (depreciation) on investments            255,500      (597)   12,514   13,063    15,696    22,286
                                         ----------  --------  --------  -------  --------  --------

     Total realized gains (losses)
      and unrealized appreciation
      (depreciation) on investments, net   257,089         3    13,595   13,816    18,683    22,080
                                         ----------  --------  --------  -------  --------  --------

Net increase (decrease) in
  net assets from operations             $ 305,965     2,398    16,490   15,568    19,751    27,371
                                         ==========  ========  ========  =======  ========  ========


See accompanying notes to financial statements.


                                             ALLIANZ LIFE VARIABLE ACCOUNT B
                                                           of
                                     ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                          Statements of Operations (Continued)

                                          For the year ended December 31, 1995

                                                     (In thousands)

                                           Investment                 Adjustable   Templeton                 Templeton
                                             Grade         Income        U.S.       Pacific      Rising    International
                                          Intermediate   Securities   Government     Growth    Dividends       Equity
                                           Bond Fund        Fund         Fund         Fund        Fund          Fund
                                         --------------  -----------  -----------  ----------  ----------  --------------
Investment income:
  Dividends reinvested in fund shares    $       5,974       58,967       12,390       6,144       7,357          12,759
                                         --------------  -----------  -----------  ----------  ----------  --------------

Expenses:
  Mortality and expense risk charges             1,832       13,095        2,381       4,028       4,379           9,608
  Administrative charges                           220        1,571          286         483         526           1,153
                                         --------------  -----------  -----------  ----------  ----------  --------------

     Total expenses                              2,052       14,666        2,667       4,511       4,905          10,761
                                         --------------  -----------  -----------  ----------  ----------  --------------

     Investment income (loss), net               3,922       44,301        9,723       1,633       2,452           1,998

Realized gains (losses) and
 unrealized appreciation
 (depreciation) on investments:
  Realized capital gain
   distributions on mutual funds                     -        4,746            -       2,555           -          15,808
                                         --------------  -----------  -----------  ----------  ----------  --------------
  Realized gains (losses)
   on sales of investments:
   Proceeds from sales                          16,878       62,553       87,316     142,977      21,235          99,450
   Cost of investments sold                    (16,254)     (60,199)     (88,643)   (142,382)    (19,912)        (95,103)
                                         --------------  -----------  -----------  ----------  ----------  --------------
     Total realized gains (losses) on
      sales of investments, net                    624        2,354       (1,327)        595       1,323           4,347
                                         --------------  -----------  -----------  ----------  ----------  --------------

     Realized gains (losses)
      on investments, net                          624        7,100       (1,327)      3,150       1,323          20,155

 Net change in unrealized appreciation
  (depreciation) on investments                  7,237      145,457        6,258      14,929      81,539          42,587
                                         --------------  -----------  -----------  ----------  ----------  --------------

     Total realized gains (losses)
      and unrealized appreciation
      (depreciation) on investments, net         7,861      152,557        4,931      18,079      82,862          62,742
                                         --------------  -----------  -----------  ----------  ----------  --------------

Net increase (decrease) in
 net assets from operations              $      11,783      196,858       14,654      19,712      85,314          64,740
                                         ==============  ===========  ===========  ==========  ==========  ==============


See accompanying notes to financial statements.


                                   ALLIANZ LIFE VARIABLE ACCOUNT B
                                                  of
                           ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                 Statements of Operations (Continued)

                                 For the year ended December 31, 1995

                                            (In thousands)

                                           Templeton    Templeton     Templeton
                                          Developing      Global    Global Asset   Small      Total
                                            Markets       Growth     Allocation     Cap        All
                                          Equity Fund      Fund         Fund        Fund      Funds
                                         -------------  ----------  -------------  ------  -----------
Investment income:
  Dividends reinvested in fund shares    $        465       1,261            240       -      286,446
                                         -------------  ----------  -------------  ------  -----------

Expenses:
  Mortality and expense risk charges            1,523       2,919            101      22       87,401
  Administrative charges                          183         350             12       3       10,488
                                         -------------  ----------  -------------  ------  -----------

     Total expenses                             1,706       3,269            113      25       97,889
                                         -------------  ----------  -------------  ------  -----------

     Investment income (loss), net             (1,241)     (2,008)           127     (25)     188,557

Realized gains (losses) and
 unrealized appreciation
 (depreciation) on investments:
  Realized capital gain
   distributions on mutual funds                  109           -              -       -       40,298
                                         -------------  ----------  -------------  ------  -----------
  Realized gains (losses)
   on sales of investments:
   Proceeds from sales                         19,245       6,235          4,619       1    1,452,241
   Cost of investments sold                   (19,631)     (5,932)        (4,548)     (1)  (1,423,917)
                                         -------------  ----------  -------------  ------  -----------
     Total realized gains (losses) on
      sales of investments, net                  (386)        303             71       -       28,324
                                         -------------  ----------  -------------  ------  -----------

     Realized gains (losses)
      on investments, net                        (277)        303             71       -       68,622

 Net change in unrealized appreciation
  (depreciation) on investments                 3,149      26,429            323     183      896,966
                                         -------------  ----------  -------------  ------  -----------

     Total realized gains (losses)
      and unrealized appreciation
      (depreciation) on investments, net        2,872      26,732            394     183      965,588
                                         -------------  ----------  -------------  ------  -----------

Net increase (decrease) in
 net assets from operations              $      1,631      24,724            521     158    1,154,145
                                         =============  ==========  =============  ======  ===========


See accompanying notes to financial statements.


                                       ALLIANZ LIFE VARIABLE ACCOUNT B
                                                      of
                               ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                     Statements of Changes in Net Assets

                                For the years ended December 31, 1995 and 1994

                                                (In thousands)

                                                                       Growth    Growth
                                                  Money      Money      and       and     Precious   Precious
                                                  Market     Market    Income    Income    Metals     Metals
                                                   Fund       Fund      Fund      Fund      Fund       Fund
                                                ----------  --------  --------  --------  ---------  ---------
                                                   1995       1994      1995      1994      1995       1994
                                                ----------  --------  --------  --------  ---------  ---------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net                 $  17,718     9,560    (1,279)   (2,959)        52       (793)
  Realized gains (losses) on investments, net           -         -    21,076     8,145      2,150      3,017
  Net change in unrealized appreciation
   (depreciation) on investments                        -         -   147,406   (21,586)    (2,147)    (5,762)
                                                ----------  --------  --------  --------  ---------  ---------

     Net increase (decrease) in net assets
      from operations                              17,718     9,560   167,203   (16,400)        55     (3,538)
                                                ----------  --------  --------  --------  ---------  ---------
 Contract transactions (note 6):
  Purchase payments                               190,018   402,816    98,725   124,695     11,049     38,433
  Transfers between funds                        (169,358)   34,121   150,088    59,547    (17,212)    19,303
  Surrenders and terminations                    (120,722)  (73,487)  (73,514)  (32,245)   (11,728)    (5,784)
  Rescissions                                      (5,198)   (9,660)   (1,783)   (1,852)      (326)      (354)
  Other transactions (note 2)                         238       250       240       (54)       (36)        (2)
                                                ----------  --------  --------  --------  ---------  ---------

     Net increase (decrease) in net assets
      resulting from contract transactions       (105,022)  354,040   173,756   150,091    (18,253)    51,596
                                                ----------  --------  --------  --------  ---------  ---------

Increase (decrease) in net assets                 (87,304)  363,600   340,959   133,691    (18,198)    48,058
                                                ----------  --------  --------  --------  ---------  ---------

Net assets at beginning of year                   487,239   123,639   471,773   338,082    115,828     67,770
                                                ----------  --------  --------  --------  ---------  ---------

Net assets at end of year                       $ 399,935   487,239   812,732   471,773     97,630    115,828
                                                ==========  ========  ========  ========  =========  =========


See accompanying notes to financial statements.


                                            ALLIANZ LIFE VARIABLE ACCOUNT B
                                                          of
                                    ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                    Statements of Changes in Net Assets (Continued)

                                    For the years ended December 31, 1995 and 1994

                                                    (In thousands)

                                                                        Real         Real         U.S.         U.S.
                                                  High       High      Estate       Estate     Government   Government
                                                 Income     Income   Securities   Securities   Securities   Securities
                                                  Fund       Fund       Fund         Fund         Fund         Fund
                                                ---------  --------  -----------  -----------  -----------  -----------
                                                  1995       1994       1995         1994         1995         1994
                                                ---------  --------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net                 $ 15,167     6,592        3,361         (357)      30,379       20,347
  Realized gains (losses) on investments, net      3,298     2,133        1,477           79        2,695        1,513
  Net change in unrealized appreciation
   (depreciation) on investments                  27,669   (15,346)      22,517         (466)      54,968      (57,407)
                                                ---------  --------  -----------  -----------  -----------  -----------

     Net increase (decrease) in net assets
      from operations                             46,134    (6,621)      27,355         (744)      88,042      (35,547)
                                                ---------  --------  -----------  -----------  -----------  -----------
 Contract transactions (note 6):
  Purchase payments                               47,086    73,592       19,829       69,260       47,766      105,968
  Transfers between funds                         46,491     5,342      (12,435)      35,863       (5,307)     (93,935)
  Surrenders and terminations                    (43,591)  (20,894)     (17,397)      (8,032)     (74,423)     (62,167)
  Rescissions                                     (1,643)   (1,104)        (277)        (635)      (1,813)      (3,388)
  Other transactions (note 2)                         77        84           99           (9)         132           64
                                                ---------  --------  -----------  -----------  -----------  -----------

     Net increase (decrease) in net assets
      resulting from contract transactions        48,420    57,020      (10,181)      96,447      (33,645)     (53,458)
                                                ---------  --------  -----------  -----------  -----------  -----------

Increase (decrease) in net assets                 94,554    50,399       17,174       95,703       54,397      (89,005)
                                                ---------  --------  -----------  -----------  -----------  -----------

Net assets at beginning of year                  229,026   178,627      181,599       85,896      504,837      593,842
                                                ---------  --------  -----------  -----------  -----------  -----------

Net assets at end of year                       $323,580   229,026      198,773      181,599      559,234      504,837
                                                =========  ========  ===========  ===========  ===========  ===========


See accompanying notes to financial statements.


                                       ALLIANZ LIFE VARIABLE ACCOUNT B
                                                     of
                               ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                               Statements of Changes in Net Assets (Continued)

                               For the years ended December 31, 1995 and 1994

                                               (In thousands)

                                                                           Zero     Zero      Zero     Zero
                                                  Utility     Utility     Coupon   Coupon    Coupon   Coupon
                                                  Equity       Equity     Fund -   Fund -    Fund -   Fund -
                                                   Fund         Fund       1995     1995      2000     2000
                                                -----------  ----------  --------  -------  --------  -------
                                                   1995         1994       1995     1994      1995     1994
                                                -----------  ----------  --------  -------  --------  -------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net                 $   48,876      31,566     2,395    2,048     2,895    2,226
  Realized gains (losses) on investments, net        1,589      (4,505)      600      613     1,081      795
  Net change in unrealized appreciation
   (depreciation) on investments                   255,500    (209,171)     (597)  (2,957)   12,514   (8,436)
                                                -----------  ----------  --------  -------  --------  -------

     Net increase (decrease) in net assets
      from operations                              305,965    (182,110)    2,398     (296)   16,490   (5,415)
                                                -----------  ----------  --------  -------  --------  -------
 Contract transactions (note 6):
  Purchase payments                                 73,558     196,908     1,557    4,941    16,203   22,614
  Transfers between funds                           10,721    (313,095)  (36,522)   3,202    13,339    1,608
  Surrenders and terminations                     (141,926)    (97,394)  (13,413)  (6,634)  (10,927)  (5,586)
  Rescissions                                       (1,891)     (4,132)      (49)     (35)     (263)    (371)
  Other transactions (note 2)                          537        (179)       88       (8)      (17)     (11)
                                                -----------  ----------  --------  -------  --------  -------

     Net increase (decrease) in net assets
      resulting from contract transactions         (59,001)   (217,892)  (48,339)   1,466    18,335   18,254
                                                -----------  ----------  --------  -------  --------  -------

Increase (decrease) in net assets                  246,964    (400,002)  (45,941)   1,170    34,825   12,839
                                                -----------  ----------  --------  -------  --------  -------

Net assets at beginning of year                  1,058,531   1,458,533    45,941   44,771    76,140   63,301
                                                -----------  ----------  --------  -------  --------  -------

Net assets at end of year                       $1,305,495   1,058,531         -   45,941   110,965   76,140
                                                ===========  ==========  ========  =======  ========  =======


See accompanying notes to financial statements.


                                    ALLIANZ LIFE VARIABLE ACCOUNT B
                                                  of
                            ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                            Statements of Changes in Net Assets (Continued)

                            For the years ended December 31, 1995 and 1994

                                            (In thousands)

                                                  Zero     Zero     Zero     Zero
                                                 Coupon   Coupon   Coupon   Coupon    Global    Global
                                                 Fund -   Fund -   Fund -   Fund -    Income    Income
                                                  2005     2005     2010     2010      Fund      Fund
                                                --------  -------  -------  -------  --------  --------
                                                  1995     1994     1995     1994      1995      1994
                                                --------  -------  -------  -------  --------  --------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net                 $ 1,752    1,027    1,068      736     5,291     3,045
  Realized gains (losses) on investments, net       753      626    2,987      135      (206)    1,653
  Net change in unrealized appreciation
   (depreciation) on investments                 13,063   (5,757)  15,696   (3,733)   22,286   (20,889)
                                                --------  -------  -------  -------  --------  --------

     Net increase (decrease) in net assets
      from operations                            15,568   (4,104)  19,751   (2,862)   27,371   (16,191)
                                                --------  -------  -------  -------  --------  --------
 Contract transactions (note 6):
  Purchase payments                              13,119   15,613   12,239    8,813    13,098    78,997
  Transfers between funds                         4,711     (294)   9,807   13,300   (21,421)   (5,062)
  Surrenders and terminations                    (4,654)  (2,526)  (5,624)  (3,226)  (29,898)  (16,449)
  Rescissions                                      (185)    (306)    (469)    (265)     (400)   (1,310)
  Other transactions (note 2)                       (23)     (96)     177        6        25       137
                                                --------  -------  -------  -------  --------  --------

     Net increase (decrease) in net assets
      resulting from contract transactions       12,968   12,391   16,130   18,628   (38,596)   56,313
                                                --------  -------  -------  -------  --------  --------

Increase (decrease) in net assets                28,536    8,287   35,881   15,766   (11,225)   40,122
                                                --------  -------  -------  -------  --------  --------

Net assets at beginning of year                  44,756   36,469   41,255   25,489   231,368   191,246
                                                --------  -------  -------  -------  --------  --------

Net assets at end of year                       $73,292   44,756   77,136   41,255   220,143   231,368
                                                ========  =======  =======  =======  ========  ========


See accompanying notes to financial statements.


                                                 ALLIANZ LIFE VARIABLE ACCOUNT B
                                                               of
                                         ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                         Statements of Changes in Net Assets (Continued)

                                         For the years ended December 31, 1995 and 1994

                                                         (In thousands)

                                                  Investment     Investment                              Adjustable   Adjustable
                                                    Grade           Grade        Income       Income        U.S.         U.S.
                                                 Intermediate   Intermediate   Securities   Securities   Government   Government
                                                  Bond Fund       Bond Fund       Fund         Fund         Fund         Fund
                                                --------------  -------------  -----------  -----------  -----------  -----------
                                                     1995           1994          1995         1994         1995         1994
                                                --------------  -------------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net                 $       3,922          1,833       44,301       14,009        9,723        8,204
  Realized gains (losses) on investments, net             624            677        7,100        4,517       (1,327)      (2,310)
  Net change in unrealized appreciation
   (depreciation) on investments                        7,237         (3,562)     145,457      (86,577)       6,258      (10,031)
                                                --------------  -------------  -----------  -----------  -----------  -----------

     Net increase (decrease) in net assets
      from operations                                  11,783         (1,052)     196,858      (68,051)      14,654       (4,137)
                                                --------------  -------------  -----------  -----------  -----------  -----------
 Contract transactions (note 6):
  Purchase payments                                    15,136         39,681      145,910      334,009       43,555      119,427
  Transfers between funds                                 364           (430)      33,034       44,929      (75,287)    (144,039)
  Surrenders and terminations                         (16,323)        (8,811)    (125,202)     (68,497)     (27,666)     (30,329)
  Rescissions                                            (379)          (527)      (3,470)      (6,184)      (1,087)      (2,051)
  Other transactions (note 2)                             (24)            (2)         670           81          296          110
                                                --------------  -------------  -----------  -----------  -----------  -----------

     Net increase (decrease) in net assets
      resulting from contract transactions             (1,226)        29,911       50,942      304,338      (60,189)     (56,882)
                                                --------------  -------------  -----------  -----------  -----------  -----------

Increase (decrease) in net assets                      10,557         28,859      247,800      236,287      (45,535)     (61,019)
                                                --------------  -------------  -----------  -----------  -----------  -----------

Net assets at beginning of year                       139,325        110,466      927,343      691,056      220,042      281,061
                                                --------------  -------------  -----------  -----------  -----------  -----------

Net assets at end of year                       $     149,882        139,325    1,175,143      927,343      174,507      220,042
                                                ==============  =============  ===========  ===========  ===========  ===========


See accompanying notes to financial statements.


                                                ALLIANZ LIFE VARIABLE ACCOUNT B
                                                              of
                                        ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                        Statements of Changes in Net Assets (Continued)

                                        For the years ended December 31, 1995 and 1994

                                                        (In thousands)

                                                 Templeton   Templeton                             Templeton       Templeton
                                                  Pacific     Pacific      Rising      Rising    International   International
                                                  Growth       Growth    Dividends   Dividends       Equity          Equity
                                                   Fund         Fund        Fund        Fund          Fund            Fund
                                                -----------  ----------  ----------  ----------  --------------  --------------
                                                   1995         1994        1995        1994          1995            1994
                                                -----------  ----------  ----------  ----------  --------------  --------------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net                 $    1,633      (3,669)      2,452         746           1,998          (6,764)
  Realized gains (losses) on investments, net        3,150       2,541       1,323      (1,037)         20,155           6,161
  Net change in unrealized appreciation
   (depreciation) on investments                    14,929     (32,730)     81,539     (14,714)         42,587         (22,558)
                                                -----------  ----------  ----------  ----------  --------------  --------------

     Net increase (decrease) in net assets
      from operations                               19,712     (33,858)     85,314     (15,005)         64,740         (23,161)
                                                -----------  ----------  ----------  ----------  --------------  --------------
 Contract transactions (note 6):
  Purchase payments                                 27,022     145,620      42,756      62,677          99,403         301,166
  Transfers between funds                          (52,319)     54,656      50,303     (19,751)        (30,418)        196,400
  Surrenders and terminations                      (35,125)    (18,242)    (35,907)    (17,224)        (72,338)        (29,507)
  Rescissions                                       (1,057)     (2,213)       (750)       (821)         (2,115)         (3,386)
  Other transactions (note 2)                          (45)         16         131         122              59              87
                                                -----------  ----------  ----------  ----------  --------------  --------------

     Net increase (decrease) in net assets
      resulting from contract transactions         (61,524)    179,837      56,533      25,003          (5,409)        464,760
                                                -----------  ----------  ----------  ----------  --------------  --------------

Increase (decrease) in net assets                  (41,812)    145,979     141,847       9,998          59,331         441,599
                                                -----------  ----------  ----------  ----------  --------------  --------------

Net assets at beginning of year                    348,655     202,676     281,145     271,147         735,339         293,740
                                                -----------  ----------  ----------  ----------  --------------  --------------

Net assets at end of year                       $  306,843     348,655     422,992     281,145         794,670         735,339
                                                ===========  ==========  ==========  ==========  ==============  ==============


See accompanying notes to financial statements.


                                             ALLIANZ LIFE VARIABLE ACCOUNT B
                                                            of
                                     ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                     Statements of Changes in Net Assets (Continued)

                                      For the years ended December 31, 1995 and 1994

                                                      (In thousands)

                                                 Templeton     Templeton                            Templeton   Templeton
                                                 Developing   Developing   Templeton   Templeton     Global       Global
                                                  Markets       Markets      Global      Global       Asset       Asset
                                                   Equity       Equity       Growth      Growth    Allocation   Allocation
                                                    Fund         Fund         Fund        Fund        Fund         Fund
                                                ------------  -----------  ----------  ----------  -----------  ----------
                                                    1995         1994         1995        1994        1995         1994
                                                ------------  -----------  ----------  ----------  -----------  ----------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net                 $    (1,241)        (542)     (2,008)       (812)         127            -
  Realized gains (losses) on investments, net          (277)         (77)        303          15           71            -
  Net change in unrealized appreciation
   (depreciation) on investments                      3,149       (6,388)     26,429         356          323            -
                                                ------------  -----------  ----------  ----------  -----------  ----------

     Net increase (decrease) in net assets
      from operations                                 1,631       (7,007)     24,724        (441)         521            -
                                                ------------  -----------  ----------  ----------  -----------  ----------
 Contract transactions (note 6):
  Purchase payments                                  42,027       57,484     119,490      89,328        5,580            -
  Transfers between funds                            22,865       43,967      46,237      64,368        9,316            -
  Surrenders and terminations                        (7,387)      (1,472)    (15,658)     (2,702)      (1,163)           -
  Rescissions                                        (1,069)        (501)     (1,966)     (1,166)         (27)           -
  Other transactions (note 2)                           (55)          (2)         64           6            7            -
                                                ------------  -----------  ----------  ----------  -----------  ----------

     Net increase (decrease) in net assets
      resulting from contract transactions           56,381       99,476     148,167     149,834       13,713            -
                                                ------------  -----------  ----------  ----------  -----------  ----------

Increase (decrease) in net assets                    58,012       92,469     172,891     149,393       14,234            -
                                                ------------  -----------  ----------  ----------  -----------  ----------

Net assets at beginning of year                      92,469            -     149,393           -            -            -
                                                ------------  -----------  ----------  ----------  -----------  ----------

Net assets at end of year                       $   150,481       92,469     322,284     149,393       14,234            -
                                                ============  ===========  ==========  ==========  ===========  ==========


See accompanying notes to financial statements.


                            ALLIANZ LIFE VARIABLE ACCOUNT B
                                          of
                    ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                    Statements of Changes in Net Assets (Continued)

                    For the years ended December 31, 1995 and 1994

                                    (In thousands)

                                                 Small    Small    Total       Total
                                                  Cap      Cap      All         All
                                                  Fund    Fund     Funds       Funds
                                                --------  -----  ----------  ----------
                                                  1995    1994      1995        1994
                                                --------  -----  ----------  ----------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net                 $   (25)      -    188,557      86,043
  Realized gains (losses) on investments, net         -       -     68,622      24,691
  Net change in unrealized appreciation
   (depreciation) on investments                    183       -    896,966    (527,714)
                                                --------  -----  ----------  ----------

     Net increase (decrease) in net assets
      from operations                               158       -  1,154,145    (416,980)
                                                --------  -----  ----------  ----------
 Contract transactions (note 6):
  Purchase payments                               2,140       -  1,087,266   2,292,042
  Transfers between funds                        11,013       -    (11,990)          -
  Surrenders and terminations                       (36)      -   (884,622)   (511,208)
  Rescissions                                       (19)      -    (26,236)    (40,261)
  Other transactions (note 2)                         4       -      2,644         600
                                                --------  -----  ----------  ----------

     Net increase (decrease) in net assets
      resulting from contract transactions       13,102       -    167,062   1,741,173
                                                --------  -----  ----------  ----------

Increase (decrease) in net assets                13,260       -  1,321,207   1,324,193
                                                --------  -----  ----------  ----------

Net assets at beginning of year                       -       -  6,382,004   5,057,811
                                                --------  -----  ----------  ----------

Net assets at end of year                       $13,260       -  7,703,211   6,382,004
                                                ========  =====  ==========  ==========


See accompanying notes to financial statements.

                       ALLIANZ LIFE VARIABLE ACCOUNT B

                                      of

               ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                        Notes to Financial Statements

                              December 31, 1995

1.  ORGANIZATION

Allianz Life Variable Account B (Variable Account) is a segregated investment account of Allianz Life Insurance Company of North America (Allianz Life) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (as amended). The Variable Account was established on May 31, 1985 and commenced operations January 24, 1989. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.

The Variable Account's assets are the property of Allianz Life and are held for the benefit of the owners and other persons entitled to payments under variable annuity contracts issued through the Variable Account and underwritten by Allianz Life. The assets of the Variable Account, equal to the reserves and other liabilities of the Variable Account, are not chargeable with liabilities that arise from any other business which Allianz Life may conduct.

The Variable Account's sub-accounts may invest, at net asset values, in one or more of the funds of the Franklin Valuemark Funds (FVF), managed by Franklin Advisers, Inc., in accordance with the selection made by the contract owner. Not all funds are available as investment options for the products which comprise the Variable Account.

Certain officers and trustees of the FVF are also officers and/or directors of Franklin Advisers, Inc. and/or Allianz Life.

2.  SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

Investments of the Variable Account are valued daily at market value using net asset values provided by Franklin Advisers, Inc.

Realized investment gains include realized gain distributions received from the respective funds and gains on the sale of fund shares as determined by the average cost method. Realized gain distributions are reinvested in the respective funds. Dividend distributions received from the FVF are reinvested in additional shares of the FVF and are recorded as income to the Variable Account on the ex-dividend date.


A Fixed Account investment option is available to deferred annuity contract owners. This account is comprised of equity and fixed income investments which are part of the general assets of Allianz Life. The liabilities of the Fixed Account are part of the general obligations of Allianz Life and are not included in the Variable Account. The guaranteed minimum rate of return on the Fixed Account is 3%.

The Templeton Developing Markets Equity Fund and Templeton Global Growth Fund were added as available investment options on March 15, 1994. The Templeton Global Asset Allocation Fund, Fixed Account and Small Cap Fund were added as available investment options on May 1, 1995, October 1, 1995 and November 1, 1995, respectively. The Zero Coupon - 1995 Fund matured and was closed on December 15, 1995.

In  April  1995,  the Equity Growth Fund name was changed to Growth and Income
Fund.

CONTRACTS IN ANNUITY PAYMENT PERIOD

Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return
(AIR) equal to the AIR of the specific contracts, either 3% or 5%. Charges to annuity reserves for mortality and risk expense are reimbursed to Allianz Life if the reserves required are less than originally estimated. If additional reserves are required, Allianz Life reimburses the account.

EXPENSES

ASSET BASED EXPENSES

A mortality and expense risk charge is deducted from the Variable Account on a daily basis equal, on an annual basis, to 1.25% of the daily net assets of the Variable Account.

An administrative charge is deducted from the Variable Account on a daily basis equal, on an annual basis, to 0.15% of the daily net assets of the Variable Account.

CONTRACT BASED EXPENSES

A contract maintenance charge is paid by the contract owner annually from each deferred annuity contract by liquidating contract units at the end of the contract year and at the time of full surrender. The amount of the charge is $30 each year. Contract maintenance charges paid by the contract owners during the years ended December 31, 1995 and 1994 were $4,294,361 and $3,070,519, respectively. These contract charges are reflected in the Statements of Changes in Net Assets as other transactions.


A contingent deferred sales charge is deducted from the contract value at the time of a surrender. This charge applies only to a surrender of purchase payments received within five years of the date of surrender. For this purpose, purchase payments are allocated on a first-in, first-out basis. The amount of the contingent deferred sales charge is calculated by: (a) allocating purchase payments to the amount surrendered; and (b) multiplying each allocated purchase payment that has been held under the contract for the period shown below by the charge shown below:


VALUEMARK II                  VALUEMARK III
-------------------           -------------------
Years Since Payment  Charge   Years Since Payment  Charge
-------------------  -------  -------------------  -------

0-1                       5%                  0-1       6%
1-2                       5%                  1-2       5%
2-3                       4%                  2-3       4%
3-4                       3%                  3-4       3%
4-5                     1.5%                  4-5     1.5%
5+                        0%                   5+       0%



and (c) adding the products of each multiplication in (b) above.

A deferred annuity contract owner may, not more frequently than once annually on a cumulative basis, make a surrender each contract year of fifteen percent (15%) of purchase payments paid, less any prior surrenders, without incurring a contingent deferred sales charge. For a partial surrender, the contingent deferred sales charge will be deducted from the remaining contract value, if sufficient; otherwise it will be deducted from the amount surrendered. Total contingent deferred sales charges paid by the contract owners for the years ended December 31, 1995 and 1994 were $12,373,225 and $8,600,401, respectively.

Currently, twelve transfers are permitted each contract year. Thereafter, the fee is $25 per transfer, or 2% of the amount transferred, if less. Currently, transfers associated with the dollar cost averaging program are not counted. Total transfer charges paid by the contract owners for the years ended December 31, 1995 and 1994 were $119,180 and $88,989, respectively. Transfer charges are reflected in the financial statements as other transactions. Transfers to the Fixed Account were $11,989,631 during the year ended December 31, 1995.

Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. Allianz Life may, in its sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right Allianz Life may have to deduct such amounts at a later date.

On certain contracts, a systematic withdrawal plan is available which allows an owner to withdraw up to 9% of purchase payments less prior surrenders annually, paid monthly or quarterly, without incurring a contingent deferred sales charge. The exercise of the systematic withdrawal plan in any contract year replaces the 15% penalty free privilege for that year.

A rescission is defined as a contract that is returned to the Company by the Contract Owner and canceled within the free-look period, generally within 10 days.


3.  CAPITALIZATION

On January 5, 1994, $100 and $500,100 was provided by Allianz Life for the establishment of the Templeton Developing Markets Equity Fund and Templeton Global Growth Fund, respectively. All investments were withdrawn by Allianz Life on August 29, 1994 at the then-current market value of $535,212.

On April 18, 1995, $500,000 was provided by Allianz Life for the establishment of the Templeton Global Asset Allocation Fund. All investments were withdrawn by Allianz Life on December 21, 1995 at the then-current market value of $525,500.

On September 18, 1995, $250,000 was provided by Allianz Life for the establishment of the Small Cap Fund. On December 31, 1995, the market value of this investment was $255,750.

4.  INVESTMENT TRANSACTIONS

The sub-account purchases of fund shares, including reinvestment of dividend distributions, were as follows during the year ended December 31, 1995 (in thousands):



Money Market Fund                         $334,323
Growth and Income Fund                     228,178
Precious Metals Fund                        47,816
High Income Fund                           113,096
Real Estate Securities Fund                 27,566
U.S. Government Securities Fund             81,756
Utility Equity Fund                        125,296
Zero Coupon Fund - 1995                      7,693
Zero Coupon Fund - 2000                     33,059
Zero Coupon Fund - 2005                     23,101
Zero Coupon Fund - 2010                     51,558
Global Income Fund                          21,630
Investment Grade Intermediate Bond Fund     19,654
Income Securities Fund                     163,073
Adjustable U.S. Government Fund             36,931
Templeton Pacific Growth Fund               85,778
Rising Dividends Fund                       80,456
Templeton International Equity Fund        112,294
Templeton Developing Markets Equity Fund    74,549
Templeton Global Growth Fund               152,536
Templeton Global Asset Allocation Fund      18,572
Small Cap Fund                              13,104



5.  FEDERAL INCOME TAXES

Operations of the Variable Account form a part of, and are taxed with, operations of Allianz Life, which is taxed as a life insurance company under the Internal Revenue Code.

Allianz Life does not expect to incur any federal income taxes in the operation of the Variable Account. If in the future Allianz Life determines that the Variable Account may incur federal income taxes, it may then assess a charge against the Variable Account for such taxes.

6. CONTRACT TRANSACTIONS - ACCUMULATION UNIT ACTIVITY (IN THOUSANDS EXCEPT PER UNIT DATA)

Transactions in units for each fund for the years ended December 31, 1995 and 1994 were as follows:



                                                                   Growth                           Real         U.S.
                                                         Money      and     Precious     High      Estate     Government
                                                        Market     Income    Metals     Income   Securities   Securities
                                                         Fund       Fund      Fund       Fund       Fund         Fund
                                                       ---------  --------  ---------  --------  -----------  -----------
Accumulation units outstanding at December 31, 1993      10,247    24,719      4,685    11,787        5,589       40,402
Contract transactions:
 Purchase payments                                       33,071     9,135      2,732     4,967        4,417        7,429
 Transfers between funds                                  2,902     4,379      1,303       422        2,206       (6,649)
 Surrenders and terminations                             (6,011)   (2,397)      (409)   (1,428)        (525)      (4,458)
 Rescissions                                               (792)     (137)       (26)      (75)         (41)        (239)
 Other transactions                                          20        (4)         -         6           (1)           5
                                                       ---------  --------  ---------  --------  -----------  -----------
     Net increase (decrease) in accumulation
      units resulting from contract transactions         29,190    10,976      3,600     3,892        6,056       (3,912)
                                                       ---------  --------  ---------  --------  -----------  -----------

Accumulation units outstanding at December 31, 1994      39,437    35,695      8,285    15,679       11,645       36,490
                                                       =========  ========  =========  ========  ===========  ===========

Accumulation unit value per unit at December 31, 1994  $ 12.354    13.215     13.979    14.608       15.594       13.835
                                                       =========  ========  =========  ========  ===========  ===========

Contract transactions:
 Purchase payments                                       15,069     6,403        796     2,877        1,233        3,115
 Transfers between funds                                (13,495)    9,757     (1,290)    2,959         (792)        (266)
 Surrenders and terminations                             (9,580)   (4,859)      (846)   (2,661)      (1,077)      (4,916)
 Rescissions                                               (410)     (118)       (24)     (102)         (17)        (118)
 Other transactions                                          19        15         (2)        4            6            8
                                                       ---------  --------  ---------  --------  -----------  -----------
     Net increase (decrease) in accumulation
      units resulting from contract transactions         (8,397)   11,198     (1,366)    3,077         (647)      (2,177)
                                                       ---------  --------  ---------  --------  -----------  -----------

Accumulation units outstanding at December 31, 1995      31,040    46,893      6,919    18,756       10,998       34,313
                                                       =========  ========  =========  ========  ===========  ===========

Accumulation unit value per unit at December 31, 1995  $ 12.883    17.310     14.109    17.252       18.073       16.298
                                                       =========  ========  =========  ========  ===========  ===========

Accumulation net assets at December 31, 1995           $399,901   811,706     97,630   323,580      198,773      559,234
                                                       =========  ========  =========  ========  ===========  ===========


6. CONTRACT TRANSACTIONS - ACCUMULATION UNIT ACTIVITY (IN THOUSANDS EXCEPT PER UNIT DATA) (CONTINUED)



                                                                     Zero      Zero     Zero     Zero
                                                         Utility    Coupon    Coupon   Coupon   Coupon    Global
                                                         Equity     Fund -    Fund -   Fund -   Fund -    Income
                                                          Fund       1995      2000     2005     2010      Fund
                                                       -----------  -------  --------  -------  -------  --------
Accumulation units outstanding at December 31, 1993        84,217    3,092     3,787    2,020    1,405    13,054
Contract transactions:
 Purchase payments                                         12,472      344     1,434      942      541     5,526
 Transfers between funds                                  (19,941)     224       114       (4)     864      (465)
 Surrenders and terminations                               (6,391)    (462)     (357)    (154)    (204)   (1,178)
 Rescissions                                                 (264)      (2)      (24)     (18)     (17)      (92)
 Other transactions                                           (11)      (1)       (1)      (6)       -        10
                                                       -----------  -------  --------  -------  -------  --------
     Net increase (decrease) in accumulation
      units resulting from contract transactions          (14,135)     103     1,166      760    1,184     3,801
                                                       -----------  -------  --------  -------  -------  --------

Accumulation units outstanding at December 31, 1994        70,082    3,195     4,953    2,780    2,589    16,855
                                                       ===========  =======  ========  =======  =======  ========

Accumulation unit value per unit at December 31, 1994  $   15.104   14.380    15.373   16.096   15.930    13.726
                                                       ===========  =======  ========  =======  =======  ========

Contract transactions:
 Purchase payments                                          4,303      106       966      715      652       904
 Transfers between funds                                      736   (2,398)      800      269      511    (1,494)
 Surrenders and terminations                               (8,372)    (905)     (636)    (249)    (297)   (2,058)
 Rescissions                                                 (113)      (3)      (16)     (10)     (27)      (28)
 Other transactions                                            33        5        (1)      (1)       9         2
                                                       -----------  -------  --------  -------  -------  --------
     Net increase (decrease) in accumulation
      units resulting from contract transactions           (3,413)  (3,195)    1,113      724      848    (2,674)
                                                       -----------  -------  --------  -------  -------  --------

Accumulation units outstanding at December 31, 1995        66,669        -     6,066    3,504    3,437    14,181
                                                       ===========  =======  ========  =======  =======  ========

Accumulation unit value per unit at December 31, 1995  $   19.565        -    18.294   20.914   22.431    15.522
                                                       ===========  =======  ========  =======  =======  ========

Accumulation net assets at December 31, 1995           $1,304,348        -   110,965   73,292   77,136   220,143
                                                       ===========  =======  ========  =======  =======  ========


6. CONTRACT TRANSACTIONS - ACCUMULATION UNIT ACTIVITY (IN THOUSANDS EXCEPT PER UNIT DATA) (CONTINUED)



                                                         Investment                 Adjustable   Templeton
                                                           Grade         Income        U.S.       Pacific      Rising
                                                        Intermediate   Securities   Government     Growth    Dividends
                                                         Bond Fund        Fund         Fund         Fund        Fund
                                                       --------------  -----------  -----------  ----------  ----------
Accumulation units outstanding at December 31, 1993            7,677       38,967       24,975      14,240      26,256
Contract transactions:
 Purchase payments                                             2,779       19,487       10,678      10,676       6,295
 Transfers between funds                                         (28)       2,539      (12,898)      3,849      (1,955)
 Surrenders and terminations                                    (619)      (4,065)      (2,716)     (1,371)     (1,748)
 Rescissions                                                     (37)        (364)        (184)       (164)        (83)
 Other transactions                                                -            5           10           1          13
                                                       --------------  -----------  -----------  ----------  ----------
     Net increase (decrease) in accumulation
      units resulting from contract transactions               2,095       17,602       (5,110)     12,991       2,522
                                                       --------------  -----------  -----------  ----------  ----------

Accumulation units outstanding at December 31, 1994            9,772       56,569       19,865      27,231      28,778
                                                       ==============  ===========  ===========  ==========  ==========

Accumulation unit value per unit at December 31, 1994  $      14.257       16.392       11.077      12.802       9.769
                                                       ==============  ===========  ===========  ==========  ==========

Contract transactions:
 Purchase payments                                             1,016        7,979        3,753       2,065       3,782
 Transfers between funds                                          30        1,879       (6,551)     (4,013)      4,493
 Surrenders and terminations                                  (1,099)      (6,965)      (2,397)     (2,714)     (3,208)
 Rescissions                                                     (25)        (192)         (95)        (82)        (68)
 Other transactions                                               (2)          39           25          (4)         12
                                                       --------------  -----------  -----------  ----------  ----------
     Net increase (decrease) in accumulation
      units resulting from contract transactions                 (80)       2,740       (5,265)     (4,748)      5,011
                                                       --------------  -----------  -----------  ----------  ----------

Accumulation units outstanding at December 31, 1995            9,692       59,309       14,600      22,483      33,789
                                                       ==============  ===========  ===========  ==========  ==========

Accumulation unit value per unit at December 31, 1995  $      15.463       19.785       11.951      13.630      12.498
                                                       ==============  ===========  ===========  ==========  ==========

Accumulation net assets at December 31, 1995           $     149,882    1,173,447      174,507     306,448     422,318
                                                       ==============  ===========  ===========  ==========  ==========


6. CONTRACT TRANSACTIONS - ACCUMULATION UNIT ACTIVITY (IN THOUSANDS EXCEPT PER UNIT DATA) (CONTINUED)



                                                                    Templeton                Templeton
                                                     Templeton     Developing   Templeton     Global
                                                   International     Markets      Global       Asset      Small     Total
                                                      Equity         Equity       Growth    Allocation     Cap       All
                                                       Fund           Fund         Fund        Fund       Fund      Funds
                                                  ---------------  -----------  ----------  -----------  -------  ----------
Accumulation units outstanding
 at December 31, 1993                                     24,026            -           -            -        -     341,145
Contract transactions:
 Purchase payments                                        23,800        5,673       8,715            -        -     171,113
 Transfers between funds                                  15,240        4,296       6,300            -        -       2,698
 Surrenders and terminations                              (2,341)        (146)       (265)           -        -     (37,245)
 Rescissions                                                (268)         (49)       (114)           -        -      (2,990)
 Other transactions                                            7            -           1            -        -          54
                                                  ---------------  -----------  ----------  -----------  -------  ----------
     Net increase (decrease) in accumulation
      units resulting from contract transactions          36,438        9,774      14,637            -        -     133,630
                                                  ---------------  -----------  ----------  -----------  -------  ----------

Accumulation units outstanding
 at December 31, 1994                                     60,464        9,774      14,637            -        -     474,775
                                                  ===============  ===========  ==========  ===========  =======  ==========

Accumulation unit value per
 unit at December 31, 1994                        $       12.161        9.454      10.201            -        -
                                                  ===============  ===========  ==========  ===========  =======

Contract transactions:
 Purchase payments                                         7,774        4,364      10,991          538      212      79,613
 Transfers between funds                                  (2,530)       2,372       4,306          916    1,096      (2,705)
 Surrenders and terminations                              (5,662)        (773)     (1,448)        (114)      (4)    (60,840)
 Rescissions                                                (168)        (112)       (183)          (3)      (2)     (1,916)
 Other transactions                                            5           (7)          6            1        -         172
                                                  ---------------  -----------  ----------  -----------  -------  ----------
     Net increase (decrease) in accumulation
      units resulting from contract transactions            (581)       5,844      13,672        1,338    1,302      14,324
                                                  ---------------  -----------  ----------  -----------  -------  ----------

Accumulation units outstanding
 at December 31, 1995                                     59,883       15,618      28,309        1,338    1,302     489,099
                                                  ===============  ===========  ==========  ===========  =======  ==========

Accumulation unit value per
 unit at December 31, 1995                        $       13.263        9.582      11.339       10.591   10.146
                                                  ===============  ===========  ==========  ===========  =======

Accumulation net assets at December 31, 1995      $      794,226      149,649     320,997       14,167   13,211   7,695,560
                                                  ===============  ===========  ==========  ===========  =======  ==========


               ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                               AND SUBSIDIARIES

                      Consolidated Financial Statements


                          December 31, 1995 and 1994

KPMG Peat Marwick LLP
4200 Norwest Center
90 South Seventh Street
Minneapolis, MN  55402







                         INDEPENDENT AUDITORS' REPORT




The Board of Directors
Allianz Life Insurance Company of North America:


We have audited the accompanying consolidated balance sheets of Allianz Life Insurance Company of North America (a wholly owned subsidiary of Allianz of America, Inc.) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allianz Life Insurance Company of North America and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

In 1994, as discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. In 1993, as discussed in notes 1, 8 and 10 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 106, Accounting for Postretirement Benefits Other Than Pensions and No. 109, Accounting for Income Taxes.


                                             KPMG Peat Marwick LLP



February 6, 1996


                  ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                                 AND SUBSIDIARIES

                            Consolidated Balance Sheets

                            December 31, 1995 and 1994
                         (in thousands except share data)

Assets                                                         1995         1994
----------------------------------------------------------  -----------  ----------
Investments:
    Fixed maturities, at amortized cost                     $         0      90,615
    Fixed maturities, at market                               2,549,598   1,906,208
    Equity securities, at market                                254,458     131,712
    Mortgage loans on real estate                               203,128     163,099
    Real estate, at cost                                          8,806       4,685
    Investment in real estate partnerships, at equity            11,975      12,551
    Certificates of deposit and short-term securities            31,501     155,307
    Policy loans                                                104,184     101,899
    Other long-term investments                                     650       1,117
                                                            -----------  ----------
             Total investments                                3,164,300   2,567,193

Cash                                                             10,936      63,883
Accrued investment income                                        36,858      34,786
Receivables (net of allowance for uncollectible
    accounts of $7,697 in 1995 and $9,607 in 1994)              124,700     111,400
Reinsurance receivable:
    Funds held on deposit                                     1,060,566     927,353
    Recoverable on future policy benefit reserves                43,248      35,387
    Recoverable on unpaid claims                                109,075     105,603
    Receivable on paid claims                                    22,172      26,736
Prepaid insurance premiums                                        4,078       4,317
Home office property and equipment (net of accumulated
    depreciation of $21,256 in 1995 and $28,547 in 1994)          8,790      11,612
Deferred acquisition costs                                      826,994     798,442
Federal income tax recoverable                                    3,947       3,794
Other assets                                                     11,048       9,818
                                                            -----------  ----------
             Assets, exclusive of separate account assets     5,426,712   4,700,324

Separate account assets                                       8,402,003   6,965,755
                                                            -----------  ----------

             Total assets                                   $13,828,715  11,666,079
                                                            ===========  ==========

See accompanying notes to consolidated financial statements.


                        ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                                        AND SUBSIDIARIES

                             Consolidated Balance Sheets, continued

                                   December 31, 1995 and 1994
                                (in thousands except share data)

Liabilities and Stockholder's Equity                                       1995         1994
---------------------------------------------------------------------  ------------  -----------
Liabilities:
    Future policy benefit reserves:
        Life                                                           $ 1,088,964    1,022,537
        Annuity                                                          2,601,943    2,304,560
    Policy and contract claims                                             371,898      355,411
    Unearned premiums                                                       34,181       40,376
    Reinsurance payable                                                     72,838       81,507
    Deferred income taxes                                                  140,174        5,807
    Accrued expenses                                                        41,266       29,006
    Commissions due and accrued                                             22,979       24,190
    Other policyholder funds                                                82,138       73,509
    Other liabilities                                                       19,137       76,314
                                                                       ------------  -----------
             Liabilities, exclusive of separate account liabilities      4,475,518    4,013,217

    Separate account liabilities                                         8,402,003    6,965,755
                                                                       ------------  -----------

             Total liabilities                                          12,877,521   10,978,972
                                                                       ------------  -----------

Minority interest in subsidiary                                                  0        7,662
                                                                       ------------  -----------

Stockholder's equity:
    Common stock, $1 par value, 20,000,000 shares
        authorized, issued and outstanding                                  20,000       20,000
    Preferred stock, $1 par value, cumulative, 200 million
        shares authorized, 25 million shares issued and outstanding
        in 1995 and 40 million shares issued and outstanding in 1994        25,000       40,000
    Additional paid-in capital                                             407,088      406,494
    Net unrealized holding gain (loss) on securities
        available-for-sale, net of deferred federal income taxes           139,204      (62,073)
    Net unrealized Canadian currency loss                                   (3,455)      (3,787)
    Retained earnings                                                      363,357      278,811
                                                                       ------------  -----------
             Total stockholder's equity                                    951,194      679,445
                                                                       ------------  -----------

Commitments and contingencies (notes 7 and 12)

             Total liabilities and stockholder's equity                $13,828,715   11,666,079
                                                                       ============  ===========

See accompanying notes to consolidated financial statements.


                       ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                                      AND SUBSIDIARIES

                              Consolidated Statements of Income

                        Years Ended December 31, 1995, 1994 and 1993
                                       (in thousands)

                                                               1995        1994       1993
                                                            -----------  ---------  ---------
Revenue:
    Life insurance premiums                                 $  257,647    234,295    217,717
    Other life policy considerations                            93,158     92,254     88,003
    Annuity considerations                                     147,112    120,240     69,583
    Accident and health premiums                               527,059    547,508    508,785
                                                            -----------  ---------  ---------
             Total premiums and considerations               1,024,976    994,297    884,088
    Premiums ceded                                             223,226    244,208    202,904
                                                            -----------  ---------  ---------
             Net premiums and considerations                   801,750    750,089    681,184

    Investment income, net                                     201,158    181,291    174,831
    Realized investment gains, net                              29,202        829     28,318
    Other                                                       10,140     12,703      9,347
                                                            -----------  ---------  ---------
             Total revenue                                   1,042,250    944,912    893,680
                                                            -----------  ---------  ---------
Benefits and expenses:
    Life insurance benefits                                    268,163    254,326    233,694
    Annuity benefits                                           145,636    131,793    113,500
    Accident and health insurance benefits                     374,743    379,122    341,676
                                                            -----------  ---------  ---------
             Total benefits                                    788,542    765,241    688,870
    Benefit recoveries                                         210,702    212,144    155,043
                                                            -----------  ---------  ---------
             Net benefits                                      577,840    553,097    533,827

    Commissions and other agent compensation                   233,939    313,715    398,161
    General and administrative expenses                        115,419    111,116    109,333
    Taxes, licenses and fees                                    17,672     22,514     25,239
    Increase in deferred acquisition costs, net                (28,552)  (132,090)  (253,234)
    Minority interest in income of consolidated subsidiary         (30)       (66)         0
                                                            -----------  ---------  ---------
             Total benefits and expenses                       916,288    868,286    813,326
                                                            -----------  ---------  ---------

             Income from operations before income taxes        125,962     76,626     80,354
                                                            -----------  ---------  ---------
Income tax expense (benefit):
    Current                                                     12,993      5,098     30,215
    Deferred                                                    25,772     16,053     (6,496)
                                                            -----------  ---------  ---------
             Total income tax expense                           38,765     21,151     23,719
                                                            -----------  ---------  ---------
Income before cumulative effect of
                 changes in accounting                          87,197     55,475     56,635
Cumulative effect of changes in accounting                           0          0     26,875
                                                            -----------  ---------  ---------
             Net income                                     $   87,197     55,475     83,510
                                                            ===========  =========  =========

See accompanying notes to consolidated financial statements.


                      ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                                      AND SUBSIDIARIES

                      Consolidated Statements of Stockholder's Equity

                        Years Ended December 31, 1995, 1994 and 1993
                                       (in thousands)

                                                                1995       1994       1993
                                                              ---------  ---------  --------
Common stock:
    Balance at beginning and end of year                      $ 20,000     20,000    20,000
                                                              ---------  ---------  --------

Preferred Stock:
    Balance at beginning of year                                40,000          0         0
    Issuance of stock during the year                                0     40,000         0
    Redemption of stock during the year                        (15,000)         0         0
                                                              ---------  ---------  --------
    Balance at end of year                                      25,000     40,000         0
                                                              ---------  ---------  --------

Additional paid-in capital:
    Balance at beginning of year                               406,494    401,304   401,304
    Additional contribution from parent                            594      5,190         0
                                                              ---------  ---------  --------
    Balance at end of year                                     407,088    406,494   401,304
                                                              ---------  ---------  --------

Net unrealized gain (loss) on investments:
    Balance at beginning of year                               (62,073)     9,071    12,071
    Cumulative effect of implementation of Statement
        No. 115, net of deferred federal income taxes                0     74,866         0
    Net unrealized gain on securities transferred
        from held-to-maturity to available-for-sale
        classification, net of deferred federal income taxes     1,789          0         0
    Net unrealized gain (loss) during the year,
        net of deferred federal income taxes                   199,488   (146,010)   (3,000)
                                                              ---------  ---------  --------
    Balance at end of year                                     139,204    (62,073)    9,071
                                                              ---------  ---------  --------

Net unrealized Canadian currency gain (loss):
    Balance at beginning of year                                (3,787)    (2,708)   (1,835)
    Net unrealized gain (loss) during the year,
        net of deferred federal income taxes                       332     (1,079)     (873)
                                                              ---------  ---------  --------
    Balance at end of year                                      (3,455)    (3,787)   (2,708)
                                                              ---------  ---------  --------

Retained earnings:
    Balance at beginning of year                               278,811    223,749   140,239
    Net income                                                  87,197     55,475    83,510
    Cash dividend to stockholder                                (2,651)      (413)        0
                                                              ---------  ---------  --------
    Balance at end of year                                     363,357    278,811   223,749
                                                              ---------  ---------  --------

              Total stockholder's equity                      $951,194    679,445   651,416
                                                              =========  =========  ========

See accompanying notes to consolidated financial statements.


                  ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                                  AND SUBSIDIARIES

                       Consolidated Statements of Cash Flows

                    Years Ended December 31, 1995, 1994 and 1993
                                   (in thousands)

                                                       1995       1994       1993
                                                    ----------  ---------  ---------
Cash flows used in operating activities:
    Net income                                      $  87,197     55,475     83,510
                                                    ----------  ---------  ---------

    Adjustments to reconcile net income to net
     cash used in operating activities:
     Realized gains on investments                    (29,202)      (829)   (28,318)
     Deferred federal income tax (benefit) expense     25,772     16,053     (6,496)
     Cumulative effect of changes in accounting             0          0    (26,875)
     Charges to policy account balances              (120,254)  (125,488)  (105,912)
     Interest credited to policy account balances     169,151    150,490    147,983
     Change in:
        Accrued investment income                      (2,072)      (764)    (2,725)
        Receivables                                   (13,300)    12,040    (20,206)
        Reinsurance receivables                      (190,953)   (93,453)  (107,809)
        Deferred acquisition costs                    (28,552)  (132,090)  (253,234)
        Future policy benefit reserves                 66,932     20,791     (9,557)
        Policy and contract claims                     25,116     25,072     40,211
        Unearned premiums                              (6,195)    (1,194)    (2,111)
        Reinsurance payable                            (8,669)    19,779     31,653
        Current tax recoverable                          (153)    (6,255)     1,085
        Deferred tax liability                              0          0     15,936
        Accrued expenses and other liabilities        (43,867)    54,626     14,657
        Commissions due and accrued                    (1,211)     3,316      1,461
     Depreciation and amortization                    (23,391)   (11,498)    (7,681)
     Other, net                                           916        (86)     2,303
                                                    ----------  ---------  ---------
             Total adjustments                       (179,932)   (69,490)  (315,635)
                                                    ----------  ---------  ---------

             Net cash used in operating activities    (92,735)   (14,015)  (232,125)
                                                    ----------  ---------  ---------

See accompanying notes to consolidated financial statements.


                         ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                                        AND SUBSIDIARIES

                        Consolidated Statements of Cash Flows, continued

                          Years Ended December 31, 1995, 1994 and 1993
                                         (in thousands)

                                                                 1995        1994        1993
                                                             ------------  ---------  -----------
Cash flows used in investing activities:
    Purchase of fixed maturities, at amortized cost          $         0          0   (1,191,749)
    Purchase of fixed maturities, at market                   (1,533,290)  (928,532)           0
    Purchase of equity securities                               (166,701)  (145,267)    (205,345)
    Purchase of other long-term investments                            0       (467)        (650)
    Funding of mortgage loans                                    (66,301)   (64,808)     (20,097)
    Sale of fixed maturities, at amortized cost                        0          0      666,893
    Sale of fixed maturities, at market                        1,242,988    791,659            0
    Matured or redeemed fixed maturities, at amortized cost        7,022      4,342      314,223
    Matured fixed maturities, at market                           38,991     32,508            0
    Sale of equity securities                                     97,619    150,347      217,524
    Repayment of mortgage loans                                   25,563     28,206       15,989
    Sale of minority interest in subsidiary                            0          0        8,189
    Purchase of minority interest's shares in subsidiary          (7,903)         0            0
    Net change in certificates of deposit and
        short-term securities                                    123,806    (96,344)      33,330
    Other                                                         (2,851)    (6,232)         782
                                                             ------------  ---------  -----------

             Net cash used in investing activities              (241,057)  (234,588)    (160,911)
                                                             ------------  ---------  -----------


Cash flows used in financing activities:
    Policyholders' deposits to account balances              $   553,699    526,918      639,633
    Policyholders' withdrawals from account balances            (291,102)  (235,309)    (164,911)
    Change in assets held under reinsurance agreements            36,354    (59,349)     (75,658)
    Net change in mortgage notes payable                          (1,049)       (39)         (36)
    Additional paid-in capital from parent                           594      5,190            0
    Preferred stock transactions                                 (15,000)    40,000            0
    Cash dividends paid                                           (2,651)      (413)           0
                                                             ------------  ---------  -----------

            Net cash used in financing activities                280,845    276,998      399,028
                                                             ------------  ---------  -----------

            Net change in cash                                   (52,947)    28,395        5,992

Cash at beginning of year                                         63,883     35,488       29,496
                                                             ------------  ---------  -----------

Cash at end of year                                          $    10,936     63,883       35,488
                                                             ============  =========  ===========

See accompanying notes to consolidated financial statements.

               ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                               AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1995, 1994 and 1993
                                (in thousands)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allianz Life Insurance Company of North America (the Company) is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a majority-owned subsidiary of Allianz A.G. Holding, a Federal Republic of Germany company.

The Company is a life insurance company which is licensed to sell both group and individual life, annuity and accident and health policies in the United States, Canada and several U.S. territories. Based on 1995 gross premium volume, 13%, 71% and 16% of the Company's business is life, annuity and accident and health, respectively. The Company's primary distribution channels are through strategic alliances with other insurance companies and third party marketing organizations. The Company has a significant relationship as of December 31, 1995 with a mutual fund company and its broker/dealer network related to sales of its variable life and variable annuity products and another significant administration, marketing and reinsurance relationship with an unrelated insurance company.

Following is a summary of the significant accounting policies reflected in the accompanying consolidated financial statements.

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which vary in certain respects from accounting rules prescribed or permitted by state insurance regulatory authorities. The accounts of the Company's major subsidiaries, Preferred Life Insurance Company of New York and Canadian American Financial Corporation and other less significant subsidiaries have been consolidated. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts as previously reported have been reclassified to be consistent with the current year's presentation.

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported assets and liabilities including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from management's estimates.

RECOGNITION OF TRADITIONAL LIFE, GROUP LIFE AND GROUP ACCIDENT AND HEALTH
REVENUE

Traditional life products include products with guaranteed premiums and benefits and consist principally of whole life and term insurance policies, limited payment contracts and certain annuity products with life contingencies.

Premiums on traditional life and group life products are recognized as income when due. Group accident and health premiums are recognized as earned on a pro rata basis over the risk coverage periods. Benefits and expenses for traditional and group products are matched with earned premiums so that profits are recognized over the premium paying periods of the contracts. This matching is accomplished by establishing provisions for future policy benefits and policy and contract claims, and deferring and amortizing related policy acquisition costs.

RECOGNITION OF NONTRADITIONAL AND VARIABLE LIFE AND ANNUITY REVENUE

Nontraditional and variable life insurance and interest sensitive contracts that have significant mortality or morbidity risk are accounted for in accordance with the retrospective deposit method. Interest sensitive contracts that do not have significant mortality or morbidity risk are accounted for in a manner consistent with interest bearing financial instruments. For both types of contracts, premium receipts are reported as deposits to the contractholder's account while revenues consist of amounts assessed against contractholders including surrender charges and earned administrative service fees. Mortality or morbidity charges are also accounted for as revenue on those contracts containing mortality or morbidity risk. Benefits consist of interest credited to contractholder's accounts and claims or benefits incurred in excess of the contractholder's balance.

DEFERRED ACQUISITION COSTS

Acquisition costs, consisting of commissions and other costs which vary with and are primarily related to production of new business, are deferred. For traditional life and group life products, such costs are amortized over the revenue-producing period of the related policies using the same actuarial assumptions used in computing future policy benefit reserves. Acquisition costs for accident and health insurance policies are deferred and amortized over the lives of the policies in the same manner as premiums are earned. For interest sensitive products, acquisition costs are amortized in relation to the present value of expected future gross profits from investment margins and mortality, morbidity and expense charges. Deferred acquisition costs amortized during 1995, 1994 and 1993 were $117,782, $108,676 and $72,431, respectively.

FUTURE POLICY BENEFIT RESERVES

Future policy benefit reserves on traditional life products are computed by the net level premium method based upon estimated future investment yield, mortality and withdrawal assumptions, commensurate with the Company's experience, modified as necessary to reflect anticipated trends, including possible unfavorable deviations. Most life reserve interest assumptions are graded from 9% to 5.5%.

Future policy benefit reserves for interest sensitive products are generally carried at accumulated contract values. Reserves on some deferred annuity contracts are computed based on contractholder cash value accumulations, adjusted for mortality, withdrawal and interest margin assumptions.

Fair values of investment contracts, which include deferred annuities and other annuities without significant mortality risk, were determined by testing amounts payable on demand against discounted cash flows using interest rates commensurate with the risks involved. Fair values are based on the amount payable on demand at December 31, 1995 and 1994.

POLICY AND CONTRACT CLAIMS

Policy and contract claims represent an estimate of claims and claim adjustment expenses on accident and health and life insurance policies that have been reported but not yet paid and incurred but not yet reported as of December 31.

REINSURANCE

Insurance liabilities are reported before the effects of reinsurance. Amounts paid or deemed to have been paid for claims covered by reinsurance contracts are recorded as reinsurance receivable. Reinsurance receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

INVESTMENTS

On January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are classified in one of three categories. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost. Debt and equity securities bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either "held-to-maturity securities" or "trading securities" are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of deferred taxes. SFAS No. 115 did not permit retroactive application of its provisions. The Company classified the majority of its investment portfolio as "available-for-sale securities" with a limited number of securities classified as "held-to-maturity" at January 1, 1994.

At December 31, 1995, the Company transferred all of its securities with an amortized cost of $83,357 classified as "held-to-maturity' to the "available-for-sale" classifications as provided in the Financial Accounting Standards Board (FASB) Special Report on the implementation of SFAS No. 115. The effect of this transfer was an increase in stockholder's equity of $1,789. All of the Company's investment portfolio is classified as "available-for-sale" at December 31, 1995.

Short-term investments are carried at amortized cost which approximates market. Policy loans are reflected at their unpaid principal balances. Mortgage loans are reflected at unpaid principal balances adjusted for premium and discount amortization and an allowance for uncollectible balances. During 1995, the Company adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures. SFAS No. 114 addresses accounting by creditors for impairment of certain loans. It requires that impaired loans within the scope of the Statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, alternatively, at the loan's observable market price of the fair value of supporting collateral. The Company analyzes loan impairment at least once a year when assessing the adequacy of the allowance for possible credit losses. SFAS No. 118 permits existing income recognition practices to continue. The Company does not accrue interest on impaired loans and accounts for interest income on a cash basis. The adoption of these Statements did not have a material impact on the Company's net income or financial position.

Investments in real estate are reflected at the lower of cost or market value. Real estate occupied by the Company is reflected at cost, less accumulated depreciation. Investments in real estate, exclusive of land, are being depreciated on a straight-line basis over estimated useful lives ranging from 3 to 30 years.

Realized gains and losses are computed based on the specific identification method.

As of December 31, 1995 and 1994, investments with a carrying value of $37,879 and $44,337, respectively, were held on deposit with various insurance departments as required by statutory regulations.

The fair values of invested assets, excluding investments in real estate, are deemed by management to approximate their estimated market values. The fair value of mortgage loans has been calculated using discounted cash flows and is based on pertinent information available to management as of year end. Policy loan balances which are supported by the underlying cash value of the policies approximate fair value. Changes in market conditions subsequent to year end may cause estimates of fair values to differ from the amounts presented herein.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

SEPARATE ACCOUNTS

Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders and contractholders. Each account has specific investment objectives and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of the Company.

Fair values of separate accounts assets were determined using the market value of the investments held in segregated fund accounts. Fair values of separate accounts liabilities were determined using the cash surrender values of the policyholder's and contractholder's account.

RECEIVABLES

Receivable balances approximate estimated fair values. This is based on pertinent information available to management as of year end including the financial condition and credit worthiness of the parties underlying the receivables. Changes in market conditions subsequent to year end may cause estimates of fair values to differ from the amounts presented herein.

ACCOUNTING CHANGES

The impact of implementation of SFAS No. 115 in 1994 was an increase in equity of $74,866 at January 1, 1994.


The table below presents the cumulative effect of changes, net of tax, in accounting principles implemented in 1993 on after tax net income:

SFAS No. 106, Accounting for Postretirement Benefits Other Than Pensions  $(4,006)
SFAS No. 109, Accounting for Income Taxes                                  30,881
                                                                          --------

Total cumulative effect on after tax net income
     of changes in accounting principles                                  $26,875
                                                                          ========

ACCOUNTING PRONOUNCEMENTS TO BE ADOPTED

In March 1995, the FASB issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of by a company. The Company will adopt SFAS No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

(2)  BUSINESS COMBINATION

On May 31, 1993, the Company acquired the majority of the assets and liabilities of Fidelity Union Life Insurance Company (FULICO), a wholly owned subsidiary of AZOA, through an assumption reinsurance arrangement. FULICO remained in existence retaining only its corporate charter and those assets necessary to maintain its charter and licenses to conduct life insurance and annuity business until it was sold in 1994.

The Company accounted for this transaction as an "as-if pooling of interests" involving the combination of entities under the common control of AZOA. Accordingly, all financial data for periods prior to May 31, 1993 were restated to include the operations of FULICO and all intercompany transactions were eliminated.


Total revenues and net income, before adoption of any changes in accounting, of the separate companies for the five-months ended May 31, 1993 were:

                                 Allianz Life   FULICO  Combined
                                 -------------  ------  --------
Five-months ended May 31, 1993:
     Total revenue               $     309,159  78,814   387,973
      Net income                        19,224  12,944    32,168


(3)  INVESTMENTS


Investments at December 31, 1995 consist of:

                                                                               Amount
                                                       Amortized   Estimated  shown on
                                                          cost       fair      balance
                                                        or cost      value      sheet
                                                       ----------  ---------  ---------
Fixed maturities - Available-for-sale:
    U.S. government                                    $  793,311    867,793    867,793
    States and political subdivisions                         469        481        481
    Foreign government                                    254,457    265,797    265,797
    Public utilities                                       32,100     36,728     36,728
    Corporate securities                                  709,906    747,609    747,609
    Mortgage backed securities                            516,538    548,182    548,182
    Collateralized mortgage obligations                    80,949     83,008     83,008
                                                       ----------  ---------  ---------

       Total fixed maturities                          $2,387,730  2,549,598  2,549,598
                                                       ----------  ---------  ---------
Equity securities - Available-for-sale:
    Common stocks:
       Public utilities                                     9,305     10,377     10,377
       Banks, trusts and insurance companies                6,305      7,108      7,108
       Industrial and miscellaneous                       171,163    221,002    221,002
    Nonredeemable preferred stocks                         14,835     15,971     15,971
                                                       ----------  ---------  ---------

       Total equity securities                         $  201,608    254,458    254,458
                                                       ----------  ---------  ---------


Other investments:
    Mortgage loans on real estate                         203,128  XXXXXXXXX    203,128
    Real estate:
       Investment properties                                8,806  XXXXXXXXX      8,806
       Partnerships                                        11,975  XXXXXXXXX     11,975
    Certificates of deposit and short term securities      31,501  XXXXXXXXX     31,501
    Policy loans                                          104,184  XXXXXXXXX    104,184
    Other long term investments                               650  XXXXXXXXX        650
                                                       ----------  ---------  ---------

       Total other investments                         $  360,244  XXXXXXXXX    360,244
                                                       ----------  ---------  ---------

       Total investments                               $2,949,582  XXXXXXXXX  3,164,300
                                                       ==========  =========  =========


At December 31, 1995 and 1994, the amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of marketable securities are as follows:

                                         Amortized     Gross       Gross     Estimated
                                            cost     unrealized  unrealized    fair
                                          or cost      gains       losses      value
                                         ----------  ----------  ----------  ---------
1995:
Available-for-sale:
    U.S. government                      $  793,311      74,482           0    867,793
    States and political subdivisions           469          12           0        481
    Foreign government                      254,457      11,613         273    265,797
    Public utilities                         32,100       4,628           0     36,728
    Corporate securities                    709,906      41,746       4,043    747,609
    Mortgage backed securities              516,538      31,644           0    548,182
    Collateralized mortgage obligations      80,949       2,751         692     83,008
                                         ----------  ----------  ----------  ---------
      Total fixed maturities              2,387,730     166,876       5,008  2,549,598
    Equity securities                       201,608      61,753       8,903    254,458
                                         ----------  ----------  ----------  ---------
      Total                              $2,589,338     228,629      13,911  2,804,056
                                         ==========  ==========  ==========  =========
1994:
Held-to maturity:
    Corporate securities                 $   90,615         110       5,166     85,559
                                         ----------  ----------  ----------  ---------
      Total held-to-maturity                 90,615         110       5,166     85,559
                                         ----------  ----------  ----------  ---------
Available-for-sale:
    U.S. government                         495,048          49      31,403    463,694
    States and political subdivisions           519           3          24        498
    Foreign government                       44,818         562       1,886     43,494
    Public utilities                         79,170       1,154         322     80,002
    Corporate securities                  1,099,623       7,034      63,790  1,042,867
    Mortgage backed securities              228,894           0       7,815    221,079
    Collateralized mortgage obligations      57,739           0       3,165     54,574
                                         ----------  ----------  ----------  ---------
      Total fixed maturities              2,005,811       8,802     108,405  1,906,208
    Equity securities                       127,048      18,556      13,892    131,712
                                         ----------  ----------  ----------  ---------
      Total available-for-sale            2,132,859      27,358     122,297  2,037,920
                                         ----------  ----------  ----------  ---------
      Total                              $2,223,474      27,468     127,463  2,123,479
                                         ==========  ==========  ==========  =========

The changes in unrealized gains (losses) on fixed maturities available-for-sale securities were $261,471 and $(214,245) and the changes in unrealized losses on held-to-maturity securities were $0 and $(8,783) for the years ended December 31, 1995 and 1994, respectively. The change in unrealized gains from fixed maturities was $33,645 for the year ended December 31, 1993.

The changes in unrealized gains (losses) in equity investments, which include common stocks and nonredeemable preferred stocks, and other investments were $48,186, $(9,587) and $(2,468) for the years ended December 31, 1995, 1994 and
1993, respectively.


The  amortized  cost  and estimated fair value of fixed maturities at December
31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            Amortized   Estimated
                                               cost     fair value
                                            ----------  ----------
Available-for-sale:
    Due in one year or less                 $    3,494       3,552
    Due after one year through five years      282,290     295,698
    Due after five years through ten years   1,252,516   1,337,963
    Due after ten years                        251,943     281,195
    Mortgage backed securities                 597,487     631,190
                                            ----------  ----------

    Totals                                  $2,387,730   2,549,598
                                            ==========  ==========

Gross gains of $41,962 and $26,848 and gross losses of $14,607 and $26,805 were realized on sales of available-for-sale securities in 1995 and 1994, respectively; related taxes were $9,574 and $715 in 1995 and 1994, respectively. Proceeds from redemptions of held-to-maturity securities during 1995 and 1994 were $7,022 and $4,342, respectively, with no gain or loss realized on the transactions. Proceeds from sales of fixed maturity securities in 1993 were $666,893. Gross gains of $25,229 and gross losses of $2,102 were realized on sales of fixed maturities in 1993; related taxes were $8,094.


Net realized investment gains (losses) for the respective years ended December
31 are summarized as follows:

                                       1995     1994     1993
                                     --------  -------  -------
Fixed maturities, at amortized cost  $     0        0   23,127
Fixed maturities, at market           21,877   (2,712)       0
Equity securities                      5,478    2,745    5,876
Mortgage loans                          (687)  (1,667)    (189)
Real estate                            2,530    2,067     (513)
Other                                      4      396       17
                                     --------  -------  -------
         Net gains before taxes       29,202      829   28,318


Tax expense on net realized gains     10,218      352   10,329
                                     --------  -------  -------

         Net gains after taxes       $18,984      477   17,989
                                     ========  =======  =======

In 1995, in conjunction with an expanded marketing agreement, the Company provided an unrelated insurance company with $30 million in exchange for a fifteen year convertible debenture paying 5% interest for the first five years with the interest rate reset annually thereafter at the one-year LIBOR plus 1%. If converted, the Company would obtain approximately 10% equity ownership in the unrelated company. The Company has no intention of converting the debenture in the near term.

During 1995 and 1994, the Company entered into mortgage backed security reverse repurchase transactions ("dollar rolls") with certain securities dealers. Under this program, the Company sells certain securities for delivery in the current month and simultaneously contracts with the same dealer to repurchase similar, but not identical, securities on a specified future date. The Company gives up the right to receive principal and interest on the securities sold. As of December 31, 1995 there were no outstanding amounts under the Company's dollar roll program. As of December 31, 1994, mortgage backed securities underlying the agreements were carried at a market value of $58,174 and other liabilities included $58,150 for funds received under these agreements. Average balances outstanding were $67,735 and $66,110 and weighted average interest rates were 7.4% and 6.5% during 1995 and 1994, respectively.

During 1995 and 1994 the Company participated in a securities lending program that is administered by Allianz Investment Corporation (AIC), an affiliated company. Under this program, the Company loans U.S. Treasury Notes to qualified third parties. The Company obtains collateral for the loan equal to 102 percent of the estimated market value and accrued interest on the loaned securities and receives a portion of the interest earned on the collateral. In addition, the Company maintains full ownership rights to the securities loaned, including investment income and has the ability to sell the securities while they are on loan with the consent of the borrower. There were no securities on loan at December 31, 1995. As of December 31, 1994, the estimated market value of the loaned securities was $110,063, collateralized by investments in FNMA securities.


Impaired mortgage loans are defined as those where it is probable that amounts due according to contractual terms, including principal and interest, will not be collected. Impaired mortgage loans are measured by the Company at the fair value of collateral. Interest income on impaired mortgage loans is recorded on a cash basis. Below is a summary of impaired mortgage loans as of December
31, 1995.

                              Impaired          Impaired        Total
                           mortgage loans    mortgage loans    impaired
                           with a related   without a related  mortgage
                              allowance         allowance       loans
                           ---------------  -----------------  --------
Balance                    $         9,210              8,541    17,751

Related allowance                    3,580                  -     3,580
                           ---------------  -----------------  --------

Balance, net of allowance  $         5,630              8,541    14,171
                           ===============  =================  ========


Below is a summary of interest income on impaired mortgage loans.

                                                                      1995
                                                                     -------
Average impaired mortgage loans                                      $19,671

Total interest income on impaired mortgage loans                       1,100

Interest income on impaired mortgage loans recorded on a cash basis    1,100


The  valuation allowances at December 31, 1995, 1994 and 1993 and the changes in the allowance for the years then ended are summarized as follows:

                                                     Writedowns
                             Beginning   Charged to  Charged to                End
                              of year    Operations  Allowance   Recoveries  of year
                             ----------  ----------  ----------  ----------  -------
December 31, 1995:
  Mortgage loans             $   11,552         914           0       1,979   10,487
  Investment in real estate       1,550           0           0       1,550        0
                             ----------  ----------  ----------  ----------  -------
 Total valuation allowance   $   13,102         914           0       3,529   10,487
                             ==========  ==========  ==========  ==========  =======

December 31, 1994:
  Mortgage loans             $   11,552       1,598           0       1,598   11,552
  Investment in real estate       1,550           0           0           0    1,550
                             ----------  ----------  ----------  ----------  -------
Total valuation allowance    $   13,102       1,598           0       1,598   13,102
                             ==========  ==========  ==========  ==========  =======

December 31, 1993:
  Mortgage loans             $   13,602           0           0       2,050   11,552
  Investment in real estate       1,854         973           0       1,277    1,550
                             ----------  ----------  ----------  ----------  -------
Total valuation allowance    $   15,456         973           0       3,327   13,102
                             ==========  ==========  ==========  ==========  =======


Major categories of net investment income for the respective years ended
December 31 are:

                                           1995     1994     1993
                                         --------  -------  -------
Interest:
    Fixed maturities, at amortized cost  $  6,284    6,966  142,814
    Fixed maturities, at market           158,421  141,611        0
    Mortgage loans                         16,125   13,706   12,764
    Policy loans                            6,688    6,329    6,404
    Short-term investments                  7,182    3,012    4,159

Dividends:
    Preferred stock                           581      495      231
    Common stock                            3,204    2,673    2,496
Rental income on real estate                2,781    3,135    2,540
Interest on assets held by reinsurers      10,445   10,470   10,074
Other                                         833      577    1,131
                                         --------  -------  -------
         Total investment income          212,544  188,974  182,613

Investment expenses                        11,386    7,683    7,782
                                         --------  -------  -------

         Net investment income           $201,158  181,291  174,831
                                         ========  =======  =======


(4)  SUMMARY TABLE OF FAIR VALUE DISCLOSURES



                                                1995        1995        1994        1994
                                             ----------  ----------  ----------  ----------
                                              Carrying      Fair      Carrying      Fair
                                               Amount      Value       Amount      Value
                                             ----------  ----------  ----------  ----------
Financial assets
-------------------------------------------
    Fixed maturities, at amortized cost:
        Corporate securities                 $        0  $        0  $   90,615  $   85,559
    Fixed maturities, at market:
        U.S. Government                         867,793     867,793     463,694     463,694
        States and political subdivisions           481         481         498         498
        Foreign governments                     265,797     265,797      43,494      43,494
        Public utilities                         36,728      36,728      80,002      80,002
        Corporate securities                    747,609     747,609   1,042,867   1,042,867
        Mortgage backed securities              548,182     548,182     221,079     221,079
        Collateralized mortgage obligations      83,008      83,008      54,574      54,574
    Equity securities                           254,458     254,458     131,712     131,712
    Mortgage loans                              203,128     212,766     163,099     162,903
    Short term investments                       31,501      31,501     155,307     155,307
    Policy loans                                104,184     104,184     101,899     101,899
    Other long term investments                     650         650       1,117       1,117
    Receivables                                 124,700     124,700     111,874     111,874
    Separate accounts assets                  8,402,003   8,402,003   6,965,755   6,965,755

Financial liabilities
-------------------------------------------
    Investment contracts                      3,063,100   2,542,260   2,753,304   2,319,872
    Separate account liabilities              8,402,003   8,181,725   6,965,755   6,715,730

See Note 1 "Summary of Significant Accounting Policies" for description of the methods and significant assumptions used to estimate fair values.


(5)  RECEIVABLES



Receivables at December 31 consist of the following:

                                     1995     1994
                                   --------  -------
Premiums due                       $ 83,695   76,840
Agents balances                       7,236    7,299
Related party receivables               922    1,042
Reinsurance commission receivable    16,693   13,723
Scholarship enrollment fees           6,822    6,753
Due from administrators               6,149    2,735
Other                                 3,183    3,008
                                   --------  -------

    Total receivables              $124,700  111,400
                                   ========  =======


(6)  ACCIDENT AND HEALTH CLAIMS RESERVES

Accident and health claims reserves are based on long-range projections subject to uncertainty. Uncertainty regarding reserves of a given accident year is gradually reduced as new information emerges each succeeding year, thereby allowing more reliable re-evaluations of such reserves. While management believes that reserves as of December 31, 1995 are adequate, uncertainties in the reserving process could cause such reserves to develop favorably or unfavorably in the near term as new or additional information emerges. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Movements in reserves which are small relative to the amount of such reserves could significantly impact future reported earnings of the Company.


Activity in the accident and health claims reserves, exclusive of long term care, hospital indemnity and AIDS reserves of $18,858, $11,149 and $8,742 in 1995, 1994 and 1993, respectively, is summarized as follows:

                                                   1995       1994      1993
                                                 ---------  --------  --------
Balance at January 1, net of reinsurance
   recoverables of $96,090, $86,551 and $91,303  $185,028   170,123   168,872

Incurred related to:
   Current year                                   242,024   230,995   226,815
   Prior years                                     (9,163)   (7,290)   (8,432)
                                                 ---------  --------  --------
Total incurred                                    232,861   223,705   218,383
                                                 ---------  --------  --------

Paid related to:
   Current year                                   100,165    82,338    84,172
   Prior years                                    125,920   126,462   132,960
                                                 ---------  --------  --------
Total paid                                        226,085   208,800   217,132
                                                 ---------  --------  --------

Balance at December 31, net of reinsurance
   recoverables of $99,292, $96,090 and $86,551  $191,804   185,028   170,123
                                                 =========  ========  ========

There were no significant adjustments to accident and health claim liabilities resulting from changes in estimates of benefits related to prior years.

(7)  REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks under excess coverage and coinsurance contracts. The Company retains a maximum of $1 million coverage per individual life.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

Included in reinsurance receivables at December 31, 1995 are $873,724, $67,819 and $148,319 recoverable from insurers who, as of December 31, 1995, were rated A+, A+ and B++, respectively by Best's Insurance Reports. A contingent liability exists to the extent that the Company's reinsurers are unable to meet their contractual obligations. Management is of the opinion that no liability will accrue to the Company with respect to this contingency.


Life insurance, annuities and accident and health business assumed from and ceded to other companies is as follows:

                                                                                  Percentage
                                                Assumed      Ceded                 of amount
                                     Gross     from other  to other      Net        assumed
Year ended                          amount     companies   companies    amount      to net
--------------------------------  -----------  ----------  ---------  ----------  -----------
December 31, 1995:
Life insurance In force           $39,601,531  28,790,199  6,884,645  61,507,085        46.8%
                                  -----------  ----------  ---------  ----------  -----------
Premiums:
   Life insurance                     242,704     108,102     40,291     310,515        34.8%
   Annuities                          145,994       1,117     10,376     136,735         0.8%
   Accident and health insurance      361,290     165,769    172,559     354,500        46.8%
                                  -----------  ----------  ---------  ----------  -----------
     Total premiums                   749,988     274,988    223,226     801,750        34.3%
                                  ===========  ==========  =========  ==========  ===========
December 31, 1994:
Life insurance In force           $39,789,859  24,411,513  6,893,030  57,308,342        42.6%
                                  -----------  ----------  ---------  ----------  -----------
Premiums:
   Life insurance                     230,241      96,308     35,578     290,971        33.1%
   Annuities                          119,045       1,195      6,806     113,434         1.1%
   Accident and health insurance      388,759     158,749    201,824     345,684        45.9%
                                  -----------  ----------  ---------  ----------  -----------
     Total premiums                   738,045     256,252    244,208     750,089        34.2%
                                  ===========  ==========  =========  ==========  ===========
December 31, 1993:
Life insurance In force           $39,784,564  21,861,833  6,297,943  55,348,454        39.5%
                                  -----------  ----------  ---------  ----------  -----------
Premiums:
   Life insurance                     220,287      85,433     42,323     263,397        32.4%
   Annuities                           68,713         870      6,633      62,950         1.4%
   Accident and health insurance      365,894     142,891    153,948     354,837        40.3%
                                  -----------  ----------  ---------  ----------  -----------
     Total premiums                   654,894     229,194    202,904     681,184        33.6%
                                  ===========  ==========  =========  ==========  ===========

Of the amounts ceded to others, the Company ceded life insurance inforce of $182,638, $86,055 and $30,841 in 1995, 1994 and 1993, respectively, and life insurance premiums earned of $641, $203 and $98 in 1995, 1994 and 1993, respectively, to its ultimate parent Allianz Aktiengesellshaft. The Company also ceded accident and health premiums earned to Allianz Aktiengesellshaft of $(7,520), $12,256 and $8,966 in 1995, 1994 and 1993.

In addition to the above transactions, the Company ceded a portion of its mortality risk associated with the variable annuity product to Allianz Aktiengesellshaft. The Company recorded a recoverable on future policy benefit reserves of $930 as of December 31, 1995.


(8)  INCOME TAXES

INCOME TAX EXPENSE


Total income tax expense (benefit) for the years ended December 31 are as follows:

                                                                  1995      1994      1993
                                                                --------  --------  --------
Income tax expense attributable to operations:
   Current tax expenses                                         $ 12,993    5,098    30,215
                                                                --------  --------  --------

   Deferred tax (benefit) expense                                 25,772   16,053   (10,847)
   Benefit of operating loss carryforwards                             0        0     3,406
   Adjustment of deferred tax assets and
      liabilities for enacted change in tax rates                      0        0       945
                                                                --------  --------  --------

      Total deferred tax (benefit) expense                        25,772   16,053    (6,496)
                                                                --------  --------  --------

Total income tax expense attributable to operations               38,765   21,151    23,719

Income tax effect on equity:
   Income tax allocated to cumulative effect of
      adoption of SFAS No. 106                                         0        0    (2,064)
   Income tax allocated to stockholder's equity:
      Adoption of SFAS No. 115                                         0   40,312         0
      Attributable to unrealized gains and losses for the year   108,559  (79,201)       62
                                                                --------  --------  --------

Total income tax effect on equity                               $147,324  (17,738)   21,717
                                                                ========  ========  ========

COMPONENTS OF INCOME TAX EXPENSE


Income tax expense computed at the statutory rate of 35% in 1995, 1994 and 1993, varies  from  tax  expense  reported in the Consolidated Statements of Income for the respective years ended December 31 as follows:


                                                             1995     1994     1993
                                                           --------  -------  -------
Income tax expense computed at the statutory rate          $44,087   26,819   28,125
Dividends received deductions and tax-exempt interest       (5,430)  (3,967)  (2,189)
Foreign tax                                                   (464)     (79)  (1,324)
Interest on tax deficiency                                     408     (716)     528
Impact of statutory rate change on deferred tax liability        0        0      945
Utilization of net operating loss and alternative
     minimum tax credits                                         0        0   (2,549)
Other                                                          164     (906)     183
                                                           --------  -------  -------

         Income tax expense as reported                    $38,765   21,151   23,719
                                                           ========  =======  =======

COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES ON THE BALANCE SHEET


Tax  effects  of  temporary differences giving rise to the significant components of the net deferred tax liability at December 31 are as follows:

                                                                         1995     1994
                                                                       --------  -------
Deferred tax assets:
    Provision for post retirement benefits                             $  1,936    1,885
    Allowance for uncollectible accounts                                  2,283    2,961
    Policy reserves                                                     175,963  188,602
    Unrealized losses on investments in available for sale securities         0   35,584
                                                                       --------  -------
        Total deferred tax assets                                       180,182  229,032
                                                                       --------  -------

Deferred tax liabilities:
    Deferred acquisition costs                                          234,393  229,577
    Net unrealized gain                                                  72,975        0
    Other                                                                12,988    5,262
                                                                       --------  -------
        Total deferred tax liabilities                                  320,356  234,839
                                                                       --------  -------

Net deferred tax liability                                             $140,174    5,807
                                                                       ========  =======

Although realization is not assured, the Company believes it is not necessary to establish a valuation allowance for the deferred tax asset as it is more likely than not the deferred tax asset will be realized principally through future reversals of existing taxable temporary differences and future taxable income. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future reversals of existing taxable temporary differences and future taxable income are reduced.

As of December 31, 1995, the Company had no tax loss carryforwards or alternative minimum tax credits.

The Company files a consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to United States Treasury Department regulations. The Company and each of its insurance subsidiaries generally will be paid for the tax benefit on their losses, and any other tax attributes, to the extent they could have obtained a benefit against their post-1990 separate return taxable income or tax. Income taxes paid by the Company were $14,865, $15,162 and $28,465 in 1995, 1994 and 1993, respectively. At December 31, 1995 and 1994 the Company has a tax recoverable from AZOA of $3,257 and $5,095 and a recoverable from Revenue Canada Taxation of $690 and a payable to Revenue Canada Taxation of $1,301, respectively.


(9)  RELATED PARTY TRANSACTIONS

In November 1995, the Company purchased the 400 non-voting common shares in its subsidiary, Canadian American Financial Corporation from AZOA for $7,903. The acquisition of the shares increased the Company's equity ownership in both voting and non-voting common stock to 100%.

As of December 31, 1995 and 1994, Allianz Real Estate (AzRE), a wholly owned subsidiary of AZOA, owned 100% of the stock or was a limited partner of certain entities whose assets include mortgage loans issued by the Company amounting to $6,245 and $12,100, respectively. Included in the mortgage loans are properties originally foreclosed upon by the Company of which the balances at December 31, 1995 and 1994 are $1,650 and $4,575, respectively.

Allianz Investment Corporation (AIC) manages the Company's investment
portfolio.    The Company paid AIC $1,024, $1,285 and $1,207 in 1995, 1994 and
1993, respectively, for investment advisory fees. The Company's liability to AIC was $377 and $0 at December 31, 1995 and 1994, respectively.

The Company shares a data center with affiliated insurance companies. Usage charges paid to the data center by the Company were $3,752, $4,228 and $4,715 in 1995, 1994 and 1993, respectively. The Company's liability for data center charges was $337 and $457 at December 31, 1995 and 1994, respectively.

The Company reimbursed AZOA $738, $817 and $339 in 1995, 1994 and 1993, respectively, for certain administrative services performed. The Company's liability to AZOA was $528 and $264 at December 31, 1995 and 1994, respectively.

In June 1994, the Company authorized 200 million shares of preferred stock with a par value of $1 per share. This preferred stock is issuable in series with the number of shares, redemption rights and dividend rate designated by the Board of Directors for each series. Dividends are cumulative at a rate reflective of prevailing market conditions at time of issue and are payable semiannually. Dividend payments are restricted by provisions in State of Minnesota statutes. In June 1994, the Company issued 25 millions shares of Series A preferred stock with a dividend rate of 6.4% to AZOA for $25,000. In December 1994, the Company issued 15 millions shares of Series B preferred stock with a dividend rate of 6.95% to AZOA for $15,000. In December 1995, the Company redeemed and canceled the 15 million shares of Series B preferred stock issued to AZOA. There are currently 25 million shares of Series A preferred stock issued and outstanding.

In 1995 and 1994, AZOA contributed additional capital to the Company of $594 and $5,190, respectively.


(10)  EMPLOYEE BENEFIT PLANS

The Company participates in the Allianz Primary Retirement Plan (Primary Retirement Plan), a defined contribution plan. The Company makes contributions to a money purchase pension plan on behalf of eligible participants. All employees, excluding agents, are eligible to participate in the Primary Retirement Plan after two years of service. The contributions are based on a percentage of the participant's salary with the participants being 100% vested upon eligibility. It is the Company's policy to fund the plan costs as accrued. Total pension contributions were $860, $918 and $1,363 in 1995, 1994 and 1993, respectively.

The Company participates in the Allianz Asset Accumulation Plan (Allianz
Plan), a defined contribution plan sponsored by AZOA. Under the Allianz Plan provisions, the Company will match from 50% to 100% of eligible employees' contributions up to a maximum of 6% of a participant's compensation. The total Company match for 1995, 1994 and 1993 Plan participants was 100%. All employees, excluding agents, are eligible to participate after one year of service and are fully vested in the Company's matching contribution after three years of service. The Allianz Plan will accept participants' pretax or after-tax contributions up to 15% of the participant's compensation. It is the Company's policy to fund the Allianz Plan costs as accrued. The Company has accrued $1,188, $1,266 and $1,270 in 1995, 1994 and 1993, respectively, toward planned contributions.

The Company sponsors an asset accumulation plan for field agents. Under the Plan provisions, the Company will match 100% of eligible agents' contributions up to a maximum of 3% of a participant's compensation. The Plan accepts participant's pretax or after tax contributions up to 10% of participant's compensation. It is the Company's policy to fund the Plan costs as accrued. In 1995, the Company discontinued support of its individual agency field force and suspended contributions to the Plan as of January 1, 1996. Also during 1995, participation in the Plan decreased significantly resulting in a partial plan termination whereby participants as of January 1, 1995 became fully vested in the Plan. The Company has no intention to fully terminate the Plan in the near term. Total Company contributions to the Plan were $118, $386 and $319 in 1995, 1994 and 1993, respectively.

The Company adopted SFAS No. 106, effective January 1, 1993 which requires benefits paid to retirees, other than pension benefits, to be accrued. The transition obligation associated with this adoption was $4,006, which is net of a $2,064 tax benefit. The Company's current plan obligation is $5,532 and the liability is included in "Other liabilities" in the accompanying balance sheet.


(11)  STATUTORY FINANCIAL DATA AND DIVIDEND RESTRICTIONS

Statutory accounting is directed toward insurer solvency and protection of policyholders. Accordingly, certain items recorded in financial statements prepared under GAAP are excluded in determining statutory policyholders' surplus. These items include, among other, deferred acquisition costs, furniture and fixtures, accident and health premiums receivable which are more than 90 days past due, deferred taxes and undeclared dividends to policyholders. Additionally, future life policy and annuity benefit reserves calculated for statutory accounting do not include provisions for withdrawals.


The differences between stockholder's equity and net income reported in accordance with statutory accounting  practices  and  the accompanying consolidated financial statements as of and for the year ended
December 31 are as follows:

                                             Stockholder's   Stockholder's     Net        Net        Net
                                                equity           equity       Income    Income     Income
                                            ---------------  --------------  --------  ---------  ---------
                                                 1995             1994         1995      1994       1993
                                            ---------------  --------------  --------  ---------  ---------
Statutory basis                             $      299,186         294,334    11,565      6,895        657
Adjustments:
  Change in reserve basis                         (211,678)       (339,283)  (43,642)  (109,473)  (138,864)
  Deferred acquisition costs                       826,994         798,442    28,552    132,090    253,240
  Net deferred taxes                              (140,174)         (5,807)  (25,772)   (16,053)     6,496
  Statutory asset valuation reserve                100,462          59,169         0          0          0
  Statutory interest maintenance reserve            25,061          16,305     8,756     (4,768)    11,178
  Modified coinsurance reinsurance                (119,178)        (51,947)  104,222     44,920    (75,611)

  Unrealized gains (losses) on investments         163,237         (99,408)        0          0          0
  Nonadmitted assets                                 1,471           2,302         0          0          0
  Cumulative effect of accounting changes                0               0         0          0     26,875
  Other                                              5,813           5,338     3,516      1,864       (461)
                                            ---------------  --------------  --------  ---------  ---------

   As reported in the accompanying
    consolidated financial statements       $      951,194         679,445    87,197     55,475     83,510
                                            ===============  ==============  ========  =========  =========

The Company is required to meet minimum statutory capital and surplus requirements. The Company's statutory capital and surplus as of December 31, 1995 and 1994 was in compliance with these requirements. The maximum amount of dividends which can be paid by Minnesota insurance companies to stockholders without prior approval of the Commissioner of Commerce is subject to restrictions relating to statutory earned surplus, also known as unassigned funds. Unassigned funds are determined in accordance with the accounting procedures and practices governing preparation of the statutory annual statement, minus 25% of earned surplus attributable to unrealized capital gains. In accordance with Minnesota Statutes, the Company may declare and pay from its surplus, cash dividends of not more than the greater of 10% of its beginning of the year statutory surplus in any year, or the net gain from operations of the insurer, not including realized gains, for the 12-month period ending the 31st day of the next preceding year. In 1995 and 1994, respectively, the Company paid dividends on preferred stock in the amount of $2,651 and $413, respectively to AZOA. Dividends of $23,433 could be paid in 1996 without prior approval of the Commissioner of Commerce.

REGULATORY RISK BASED CAPITAL


An insurance enterprise's state of domicile imposes minimum risk-based capital requirements that were developed by the National Association of Insurance
Commissioners  (NAIC).   The formulas for determining the amount of risk-based
capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk.
Regulatory  compliance  is determined by a ratio of an enterprise's regulatory total  adjusted capital to its authorized control level risk-based capital, as defined  by  the NAIC.  Enterprises below specific triggerpoints or ratios are classified  within certain levels, each of which requires specified corrective action.  The levels and ratios are as follows:

                           Ratio of total adjusted capital to
                          authorized control level risk-based
Regulatory Event            Capital (less than or equal to)
------------------------  ------------------------------------
Company action level         2 (or 2.5 with negative trends)
Regulatory action level                    1.5
Authorized control level                    1
Mandatory control level                    0.7

The Company met the minimum risk-based capital requirements for the years ended December 31, 1995 and 1994.

PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company is required to file annual statements with insurance regulatory authorities which are prepared on an accounting basis prescribed or permitted by such authorities. Currently, prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently has a project underway to codify statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project will likely change the definition of what comprises prescribed versus permitted statutory accounting practices, and may result in changes to existing accounting policies insurance enterprises use to prepare their statutory financial statements. The Company does not currently use permitted statutory accounting practices which have a significant impact on its statutory financial statements.


(12)  COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are involved in various pending or threatened legal proceedings arising from the conduct of their business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the consolidated financial position of the Company.

The Company is contingently liable for possible future assessments under regulatory requirements pertaining to insolvencies and impairments of
unaffiliated  insurance  companies.    Provision has been made for assessments
currently received and assessments anticipated for known insolvencies.


(13)  FOREIGN CURRENCY TRANSLATION


The net assets of the Company's foreign operations are translated into U.S.
dollars using exchange rates in effect at each year end. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustment reported as a separate component of stockholder's equity. An analysis of this account for the respective years ended December 31 follows:

                                                          1995     1994     1993
                                                        --------  -------  -------
Beginning amount of cumulative translation adjustments  $(3,787)  (2,708)  (1,835)
                                                        --------  -------  -------

Aggregate adjustment for the period resulting from
    translation adjustments                                 511   (1,659)  (1,746)
Amount of income tax benefit for period related to
    aggregate adjustment                                   (179)     580      873
                                                        --------  -------  -------
    Net aggregate translation included in equity            332   (1,079)    (873)
                                                        --------  -------  -------

Ending amount of cumulative translation adjustments     $(3,455)  (3,787)  (2,708)
                                                        ========  =======  =======

Canadian foreign exchange rate at end of year            0.7329   0.7129   0.7554

(14)  SUPPLEMENTARY INSURANCE INFORMATION


The following table summarizes certain financial information by line of business for 1995, 1994 and 1993:

                As         of      December     31        For       the      year       ended    December      31
             ---------  ---------  --------  --------  ---------  -------  ---------  ---------  ---------  ---------
                                                                                      Amortiz-
                         Future                         Premium            Benefits,    ation
                         policy               Other     revenue             claims       of
             Deferred   benefits,             policy      and               losses,   deferred
              policy     losses,              claims     other      Net       and      policy
              acquis-    claims                and     contract   invest-   settle-    acquis-     Other    Premiums
               ition    and loss   Unearned  benefits  consider-   ment      ment       ition    operating   written
               costs     expense   premiums  payable    ations    income   expenses   costs (a)  expenses      (b)
             ---------  ---------  --------  --------  ---------  -------  ---------  ---------  ---------  ---------
1995:
Life         $ 179,915  1,088,964     5,493    62,660    310,514   83,741    239,287     8,475     124,415
Annuities      629,515  2,601,943         0       580    136,736   98,214     89,321   (34,235)    137,000
Accident
 and health     17,564          0    28,688   308,658    354,500   19,203    249,232    (2,792)    105,615
             ---------  ---------  --------  --------  ---------  -------  ---------  ---------  ---------

             $ 826,994  3,690,907    34,181   371,898    801,750  201,158    577,840   (28,552)    367,030
             =========  =========  ========  ========  =========  =======  =========  =========  =========

1994:
Life         $ 188,390  1,022,537     6,012    63,728    290,971   78,100    228,383     6,889     114,767
Annuities      595,280  2,304,560         0       360    113,434   86,168     88,100  (140,776)    210,933
Accident
 and health     14,772          0    34,364   291,323    345,684   17,023    236,614     1,797     121,645
             ---------  ---------  --------  --------  ---------  -------  ---------  ---------  ---------

             $ 798,442  3,327,097    40,376   355,411    750,089  181,291    553,097  (132,090)    447,345
             =========  =========  ========  ========  =========  =======  =========  =========  =========

1993:
Life         $ 195,279    989,309     7,389    57,763    263,397   80,422    206,157   (10,925)    186,457
Annuities      454,504  1,986,801         0       578     62,950   78,674     86,227  (243,113)    191,783
Accident
 and health     16,569          0    34,181   264,583    354,837   15,735    241,443       804     154,493
             ---------  ---------  --------  --------  ---------  -------  ---------  ---------  ---------

             $ 666,352  2,976,110    41,570   322,924    681,184  174,831    533,827  (253,234)    532,733
             =========  =========  ========  ========  =========  =======  =========  =========  =========

(a) Represents the net change in deferred policy acquisition cost reported in the income statement.

(b)  Premiums written are not applicable for life insurance companies.

                                    PART C
                              OTHER INFORMATION

Item  24.    Financial  Statements  and  Exhibits

     a.    Financial  Statements

           The following financial statements of the Company are included in Part B hereof.

      1. Independent  Auditors'  Report.
      2. Consolidated Balance Sheets as of December 31, 1995 and 1994.
      3. Consolidated Statements of Income for the years ended December 31, 1995, 1994 and 1993.
      4. Consolidated Statements of Stockholder's Equity for the years ended December 31, 1995, 1994 and 1993.
      5. Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994 and 1993.
      6. Notes to Consolidated Financial Statements - December 31, 1995, 1994 and 1993.

          The following financial statements of the Separate Account are included in Part B hereof.

      1. Statements of Assets and Liabilities as of September 30, 1996 (unaudited).
      2. Statements of Operations for the period ended September 30, 1996 (unaudited).
      3. Statements of Changes in Net Assets for the period ended September 30, 1996 (unaudited) and the year ended December 31, 1995.
      4. Notes to Financial Statements - September 30, 1996 (unaudited).
      5. Independent  Auditors'  Report.
      6. Statements of Assets and Liabilities as of December 31, 1995.
      7. Statements of Operations for the year ended December 31, 1995.
      8. Statements of Changes in Net Assets for the years ended December 31, 1995 and 1994.
      9. Notes  to  Financial  Statements  -  December  31,  1995.

      b. Exhibits

      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account*
      2. Not  Applicable
      3. Principal  Underwriter's  Agreement
      4. Individual  Variable  Annuity  Contract*
      4.a. Waiver of Contingent Deferred Sales Charge Endorsement* 4.b. Enhanced Death Benefit Endorsement*
      5. Application  for  Individual  Variable  Annuity  Contract*
      6. (i)    Copy  of  Articles  of  Incorporation of the Company*
         (ii)  Copy  of  the  Bylaws  of  the  Company*
      7. Not  Applicable
      8. Form  of  Fund  Participation  Agreement*
      9. Opinion  and  Consent  of  Counsel
     10. Independent  Auditors'  Consent
     11. Not  Applicable
     12. Not  Applicable
     13. Calculation  of  Performance  Data
     14. Company  Organizational  Chart
     27. Financial  Data  Schedule

* Incorporated by reference to Registrant's Form N-4 electronically filed on June 24, 1996.

Item  25.        Directors  and  Officers  of  the  Depositor

The  following  are  the  Officers  and  Directors  of  the Insurance Company:

Name and Principal            Positions and Offices
Business Address              with Depositor
----------------------------  ---------------------------------

Lowell C. Anderson            Chairman, President, Chief
1750 Hennepin Avenue          Executive Officer and Director
Minneapolis, MN 55403

Herbert F. Hansmeyer          Director
777 San Marin Drive
Novato, CA 94998

Michael P. Sullivan           Director
7505 Metro Boulevard
Minneapolis, MN 55439

Dr. Jerry E. Robertson        Director
220-13E-29/3M Center
St. Paul, MN 55144

Dr. Gerhard Rupprecht         Director
Reinsburgstrasse 19
D-70178
Stuttgart, Germany

Edward J. Bonach              Senior Vice President, Chief
1750 Hennepin Avenue          Financial Officer and Treasurer
Minneapolis, MN 55403

Alan A. Grove                 Vice President-Law & Secretary
1750 Hennepin Avenue
Minneapolis, MN 55403

Robert S. James               President - Individual
1750 Hennepin Avenue          Division
Minneapolis, MN 55403

Ronald L. Wobbeking           President-Mass Marketing Division
1750 Hennepin Avenue
Minneapolis, MN 55403

Rev. Dennis Dease             Director
c/o University of St. Thomas
215 Summit Avenue
St. Paul, MN 55105-1096

James R. Campbell             Director
c/o Norwest Corp.
Norwest Center
Sixth & Marquette
Minneapolis, MN 55479-0116



Item  26.     Persons Controlled by or Under Common Control with the Depositor or  Registrant

The  Insurance  Company  organizational  chart  is  included  as  Exhibit  14.

Item  27.        Number  of  Contract  Owners

Not  Applicable

Item  28.        Indemnification

The  Bylaws  of  the  Insurance  Company  provide  that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of Minnesota, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item  29.        Principal  Underwriters

    a.    NALAC  Financial  Plans  LLC  is  the  principal underwriter for the
Contracts.    It  also  is  the  principal  underwriter  for:

                          Allianz  Life  Variable  Account  A
                          Preferred  Life  Variable  Account  C

     b.  The following are the officers and directors of NALAC Financial Plans
LLC:

                        Positions and Offices
Business Address        with Underwriter
----------------------  ----------------------

James P. Kelso          Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Alan A. Grove           Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Thomas B. Clifford      President and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael T. Westermeyer  Secretary and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael J. Yates        Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Edward J. Bonach        Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Catherine L. Mielke     Compliance Officer
1750 Hennepin Avenue
Minneapolis, MN 55403



Item  30.        Location  of  Accounts  and  Records

Thomas Clifford, whose address is 1750 Hennepin Avenue, Minneapolis, Minnesota, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

Item  31.        Management  Services

Not  Applicable

Item  32.        Undertakings

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

      d. Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                               REPRESENTATIONS

The Insurance Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                  SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 9th day of December, 1996.

                                         ALLIANZ  LIFE
                                         VARIABLE  ACCOUNT  B
                                         (Registrant)


                                         By:  ALLIANZ  LIFE  INSURANCE COMPANY
                                             OF  NORTH  AMERICA
                                                 (Depositor)



                                         By:/s/  ALAN  A.  GROVE
                                            --------------------------------



                                         ALLIANZ  LIFE  INSURANCE  COMPANY
                                         OF  NORTH  AMERICA
                                            (Depositor)



                                          By:/s/  ALAN  A.  GROVE
                                             ------------------------------






Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature  and  Title

                         Chairman of the Board,
Lowell C. Anderson*      President                    12/9/96
-----------------------                               -------
Lowell C. Anderson       and Chief Executive Officer

Herbert F. Hansmeyer*    Director                     12/9/96
-----------------------                               -------
Herbert F. Hansmeyer

Michael P. Sullivan*     Director                     12/9/96
-----------------------                               -------
Michael P. Sullivan

Dr. Jerry E. Robertson*  Director                     12/9/96
-----------------------                               -------
Dr. Jerry E. Robertson

Dr. Gerhard Rupprecht*   Director                     12/9/96
-----------------------                               -------
Dr. Gerhard Rupprecht

Edward J. Bonach*        Chief Financial Officer      12/9/96
-----------------------                               -------
Edward J. Bonach

Rev. Dennis Dease*       Director                     12/9/96
-----------------------                               -------
Rev. Dennis Dease

James R. Campbell*       Director                     12/9/96
-----------------------                               -------
James R. Campbell


                                         *By    Power  of  Attorney


                                          By:  /s/  ALAN  A.  GROVE
                                              --------------------------------
                                              Alan  A.  Grove
                                              Attorney-in-Fact


                                   EXHIBITS

                                      TO

                        PRE-EFFECTIVE AMENDMENT NO. 1

                                      TO

                                   FORM N-4

                       ALLIANZ LIFE VARIABLE ACCOUNT B

               ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA





                              INDEX TO EXHIBITS



EXHIBIT                                                                   PAGE


99.B3        Principal  Underwriter's  Agreement

99.B9        Opinion  and  Consent  of  Counsel

99.B10       Independent  Auditor's  Consent

99.B13       Calculation  of  Performance  Data

99.B14       Company  Organizational  Chart

27           Financial  Data  Schedule